As filed with the Securities and Exchange Commission on April 22, 2016

Securities Act File No. 333-200376

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 1

OFS CAPITAL CORPORATION

(Exact name of Registrant as specified in charter)

10 S. Wacker Drive, Suite 2500
Chicago, IL 60606

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (847) 734-2000
Bilal Rashid
10 S. Wacker Drive, Suite 2500
Chicago, IL 60606

(Name and address of agent for service)

COPIES TO:
Cynthia M. Krus
Lisa A. Morgan
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
(202) 383-0100

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(1)
Common Stock, $0.01 par value per share(2)(3)
Preferred Stock, $0.01 par value per share(2)
Warrants(2)
Subscription Rights(3)
Debt Securities(4)
Total(5)	$200,000,000	(6)	$23,240	(7)

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.
(2)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock, or subscription rights to purchase shares of common stock as may be sold, from time to time.
(3)	Includes such indeterminate number of shares of common stock as may be issued upon, from time to time, conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.
(4)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $200.0 million.
(5)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time.
(6)	In no event shall the aggregate offering price of all securities issued from time to time pursuant to the registration statement exceed $200.0 million.
(7)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 22, 2016

$200,000,000

OFS CAPITAL
CORPORATION

Common Stock
Preferred Stock
Warrants
Subscription Rights
Debt Securities

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the 1940 Act. Our investment objective is to provide our shareholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments.

We may offer, from time to time, in one or more offerings or series, up to $200.0 million in shares of our common stock, par value $0.01 per share, preferred stock, par value $0.01 per share, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights or debt securities which we refer to, collectively, as the “securities.” We may sell our securities through underwriters or dealers, “at-the-market” to or through a market maker into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

The securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to an offering will identify any agents or underwriters involved in the sale of shares of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any securities through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of the securities.

Substantially all of the debt securities in which we invest are below investment grade debt securities and are often referred to as “high yield” or “junk” securities. Exposure to below investment grade securities involves certain risk, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. A material amount of our debt investments contain floating interest rate provisions that may make it more difficult for the borrowers to make debt repayments. Further, our debt investments generally will not pay down principal during their term which could result in a substantial loss to us if the portfolio company is unable to refinance or repay the debt at maturity.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “OFS.” On April 14, 2016, the last reported sales price on the NASDAQ Global Select Market for our common stock was $12.86 per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of December 31, 2015 was $14.76.

We qualify as an emerging growth company, as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Please read this prospectus before investing and keep it for future reference. It contains important information about us that a prospective investor ought to know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. The information is available free of charge by contacting Investor Relations of OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL 60606, or by calling us at (847) 734-2000 or on our website at www.ofscapital.com. The Securities and Exchange Commission, or the SEC, maintains a website at www.sec.gov where such information is available without charge. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Investing in our securities involves a high degree of risk, including credit risk and the risk of the use of leverage. Before buying any of our securities, you should read the discussion of the material risks of investing in our securities in “Risk Factors” beginning on page 16 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Prospectus dated           , 2016

You should rely only on the information contained in this prospectus and any prospectus supplement to this prospectus. We have not authorized any dealer, salesperson or other person to provide you with different information or to make representations as to matters not stated in this prospectus or any accompanying prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any such supplement do not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information in this prospectus and any such supplement is accurate only as of its date, and under no circumstances should the delivery of this prospectus and any such supplement or the sale of any securities imply that the information in this prospectus is accurate as of any later date or that the affairs of OFS Capital Corporation have not changed since such date. This prospectus and any accompanying prospectus supplement will be updated to reflect material changes.

i

ABOUT THIS PROSPECTUS

This prospectus and any accompanying prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission using the “shelf” registration process. Under the shelf registration process, which constitutes a delayed offering in reliance on Rule 415 under the Securities Act of 1933, as amended, we may offer, from time to time, up to $200.0 million of shares of our common stock, preferred stock, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights, or debt securities on the terms to be determined at the time of the offering. We may sell our securities through underwriters or dealers, “at-the-market” to or through a market maker, into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. Our securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus and any accompanying prospectus supplement provides you with a general description of our securities that we may offer. Each time we use this prospectus to offer our securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any such supplements together with the additional information described under “Available Information” and “Risk Factors” sections before you make an investment decision.

A prospectus supplement may also add to, update or change information contained in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our securities. Throughout this prospectus, we refer to OFS Capital Corporation and its consolidated subsidiaries as the “Company,” “we,” “us” or “our;” OFS Capital Management, LLC as “OFS Advisor” or the “Advisor;” and OFS Capital Services, LLC as “OFS Services” or the “Administrator.”

OFS Capital Corporation

We are an externally managed, closed-end, non-diversified management investment company. Our investment objective is to provide our shareholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. Our investment strategy focuses primarily on investments in middle-market companies in the United States. We use the term “middle-market” to refer to companies that may exhibit one or more of the following characteristics: number of employees between 150 and 2,000; revenues between $15 million and $300 million; annual earnings before interest, taxes, depreciation and amortization, or EBITDA, between $3 million and $50 million; generally, private companies owned by private equity firms or owners/operators; and enterprise value between $10 million and $500 million. For additional information about how we define the middle-market, see “The Company — Investment Criteria/Guidelines.”

As of December 31, 2015, our investment portfolio consisted of outstanding loans of approximately $228.8 million in aggregate principal amount in 38 portfolio companies and equity investments of approximately $32.6 million, at fair value. As of December 31, 2015, 62% of our investment portfolio was comprised of senior secured loans, 25% of subordinated loans and 13% of equity investments, at fair value.

While our investment strategy focuses primarily on middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other equity securities, we also may invest up to 30% of our portfolio in opportunistic investments of non-eligible portfolio companies. Specifically, as part of this 30% basket, we may consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act and in advisers to similar investment funds, as well as in debt of middle-market companies located outside of the United States and debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act.

Our investment strategy includes OFS SBIC I LP (“SBIC I LP”), which received a license under the U.S. Small Business Administration (“SBA”) Small Business Investment Company program in May 2012. The SBIC license allows SBIC I LP to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA leverage funding is subject to SBIC I LP’s payment of certain fees to the SBA, and the ability of SBIC I LP to draw on the leverage commitment is subject to its compliance with SBA regulations and policies, including an audit by the SBA. For additional information regarding the regulation of SBIC I LP, see “Regulation  — Small Business Investment Company Regulations.”

In January 2015, we filed an application with the SBA for a second SBIC license, which, if approved, would provide up to $75.0 million in additional SBA debentures for the funding of our future investments upon our contribution of at least $37.5 million in additional regulatory capital and subject to the issuance of a leverage commitment by the SBA and other customary procedures. There can be no assurance as to whether or when this application will be approved by the SBA.

On a stand-alone basis, SBIC I LP held approximately $248.6 million and $215.7 million in assets at December 31, 2015 and December 31, 2014, respectively, which accounted for approximately 83% and 63% of our total consolidated assets at December 31, 2015 and December 31, 2014, respectively.

Our investment activities are managed by OFS Capital Management, LLC (“OFS Advisor”), and supervised by our board of directors, a majority of whom are independent of us, OFS Advisor and its affiliates. Under the investment advisory agreement between us and OFS Advisor (the “Investment Advisory Agreement”), we have agreed to pay OFS Advisor an annual base management fee based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) as well as an incentive fee based on our investment performance. We have elected to exclude from the base management fee calculation any base management fee that would be owed in respect of the intangible asset and goodwill resulting from our acquisitions of the remaining ownership interests in SBIC I LP and SBIC I GP, LLC (“SBIC I GP”) on December 4, 2013.

We have also entered into an administration agreement (“Administrative Agreement”) with OFS Capital Services, LLC (“OFS Services”). Under our Administration Agreement, we have agreed to reimburse OFS Services for our allocable portion (subject to the review and approval of our independent directors) of overhead and other expenses incurred by OFS Services in performing its obligations under the Administration Agreement.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our assets, as defined by the 1940 Act, are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant Securities and Exchange Commission (“SEC”) rules, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million, in each case organized in the United States.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to 50% of our asset base). We may borrow money when the terms and conditions available are favorable to do so and are aligned with our investment strategy and portfolio composition. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.

We have elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”). To qualify as a RIC, we must, among other things, meet certain source-of-income and assets diversification requirements. Pursuant to these elections, we generally will not have to pay corporate-level taxes on any income we distribute to our shareholders.

Organizational Structure

Public Investors
Orchard First Source Asset Management, LLC (OFSAM)
69.6%
30.4%
100%
100%
100%
OFS Capital Corporation (OFS Capital)
Administration Agreement
OFS Capital Services, LLC (OFS Services)
OFS Capital Management, LLC (OFS Advisor)
Orchard First Source Capital, Inc. (OFSC)
Investment Advisory Agreement
Staffing Agreement
Staffing Agreement
100%
99%
100%
OFS Capital WM, LLC
OFS SBIC I, LP (f/k/a Tamarix Capital Partners, L.P.)
OFS SBIC I GP, LLC (f/k/a Tamarix Capital G.P. LLC)
1%

About OFS and Our Adviser

OFS (which refers to the collective activities and operations of OFSAM and its subsidiaries and certain affiliates) is an established investment platform focused on meeting the capital needs of middle-market companies.

As of December 31, 2015, OFS had 40 full-time employees. OFS is headquartered in Chicago, Illinois, and also has offices in New York, New York and Los Angeles, California.

Our investment activities are managed by OFS Advisor, our investment adviser. OFS Advisor is responsible for sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. OFS Advisor is a subsidiary of OFSAM, our parent company prior to the completion of our initial public offering (“IPO”), and is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

Our relationship with OFS Advisor is governed by and dependent on the Investment Advisory Agreement and may be subject to conflicts of interest. OFS Advisor provides us with advisory services in exchange for a base management fee and incentive fee. See “Management and Other Agreements — Investment Advisory Agreement” for a discussion of the base management fee and incentive fee payable by us to OFS Advisor. The base management fee is based on our total assets (other than cash and cash equivalents and the intangible asset and goodwill resulting from the SBIC Acquisitions but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) and, therefore, OFS Advisor will benefit when we incur debt or use leverage. Our board of directors is charged with protecting our interests by monitoring how OFS Advisor addresses these and other conflicts of interest associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors will periodically review OFS Advisor’s services and fees as well as its portfolio management decisions and portfolio performance.

OFS Advisor has entered into a Staffing Agreement with Orchard First Source Capital, Inc. (“OFSC”), a wholly-owned subsidiary of OFSAM. Under the Staffing Agreement, OFSC makes experienced investment professionals available to OFS Advisor and provides access to the senior investment personnel of OFS and its affiliates. The Staffing Agreement provides OFS Advisor with access to deal flow generated by OFS and its affiliates in the ordinary course of their businesses and commits the members of OFS Advisor’s investment committee to serve in that capacity. As our investment adviser, OFS Advisor is obligated to allocate investment opportunities among us and any other clients fairly and equitably over time in accordance with its allocation policy.

OFS Advisor capitalizes on the deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFS’s professionals. The senior management team of OFS, including Bilal Rashid, Jeff Cerny and Mark Hauser, provides services to OFS Advisor. These managers have developed a broad network of contacts within the investment community, averaging over 20 years of experience investing in debt and equity securities of middle-market companies. In addition, these managers have gained extensive experience investing in assets that will constitute our primary focus and have expertise in investing across all levels of the capital structure of middle-market companies.

Our Administrator

OFS Services, an affiliate of OFS Advisor, provides the administrative services necessary for us to operate. OFS Services furnishes us with office facilities and equipment, necessary software licenses and subscriptions and clerical, bookkeeping and recordkeeping services at such facilities. OFS Services oversees our financial reporting as well as prepares our reports to shareholders and all other reports and materials required to be filed with the SEC or any other regulatory authority. OFS Services also manages the determination and publication of our net asset value and the preparation and filing of our tax returns and generally monitors the payment of our expenses and the performance of administrative and professional services rendered to us by others. OFS Services may retain third parties to assist in providing administrative services to us. To the extent that OFS Services outsources any of its functions, we will pay the fees associated with such functions on a direct basis without incremental profit to OFS Services.

Market Opportunity

Our investment strategy is focused primarily on investments in middle-market companies in the United States. We find the middle-market attractive for the following reasons:

Large Target Market.  According to the U.S. Census Bureau in its 2012 economic census, there were approximately 197,000 companies in the United States with annual revenues between $10 million and $2.5 billion, compared with approximately 1,300 companies with revenues greater than $2.5 billion. We believe that these middle-market companies represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have historically constituted the vast bulk of OFS’s portfolio companies since its inception, and constituted the vast bulk of our portfolio as of December 31, 2015. We believe that this market segment will continue to produce significant investment opportunities for us.

Specialized Lending Requirements with High Barriers to Entry.  We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to private middle-market companies in the United States (a) is generally more labor-intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (b) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (c) may also require more extensive ongoing monitoring by the lender. As a result, middle-market companies historically have been served by a limited segment of the lending community. As a result of the unique challenges facing lenders to middle-market companies, there are high barriers to entry that a new lender must overcome.

Robust Demand for Debt Capital.  We believe that private equity firms have significant committed but uncalled capital, a large portion of which is still available for investment in the United States. Subject to market conditions, we expect the large amount of unfunded buyout commitments will drive demand for leveraged buyouts over the next several years, which should, in turn, create leveraged lending opportunities for us.

Competitive Strengths and Core Competencies

Deep Management Team Experienced in All Phases of Investment Cycle and Across All Levels of the Capital Structure.  We are managed by OFS Advisor, which has access through the Staffing Agreement with OFSC to the resources and expertise of OFS’s investment professionals. As of December 31, 2015, OFS’s credit and investment professionals (including all investment committee members) employed by OFSC had an average of over 15 years of investment experience with strong institutional backgrounds.

Significant Investment Capacity.  The net proceeds of equity and debt offerings and borrowing capacity under our credit facilities, will provide us with a substantial amount of capital available for deployment into new investment opportunities in our targeted asset class.

Scalable Infrastructure Supporting the Entire Investment Cycle.  We believe that our loan acquisition, origination and sourcing, underwriting, administration and management platform is highly scalable (that is, it can be expanded on a cost efficient basis within a timeframe that meets the demands of business growth). Our platform extends beyond origination and sourcing and includes a regimented credit monitoring system. We believe that our careful approach, which involves ongoing review and analysis by an experienced team of professionals, should enable us to identify problems early and to assist borrowers before they face difficult liquidity constraints.

Extensive Loan Sourcing Capabilities.  OFS Advisor gives us access to the deal flow of OFS. We believe OFS’s 19-year history as a middle-market lending platform and its market position make it a leading lender to many sponsors and other deal sources, especially in the currently under-served lending environment, and we have extensive relationships with potential borrowers and other lenders.

Structuring with a High Level of Service and Operational Orientation.  We provide client-specific and creative financing structures to our portfolio companies. Based on our experience in lending to and investing in middle-market companies, we believe that the middle-market companies we target, as well as sponsor groups we may pursue, require a higher level of service, creativity and knowledge than has historically been provided by other service providers more accustomed to participating in commodity-like loan transactions.

Rigorous Credit Analysis and Approval Procedures.  OFS Advisor utilizes the established, disciplined investment process of OFS for reviewing lending opportunities, structuring transactions and monitoring investments. Using OFS’s disciplined approach to lending, OFS Advisor seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations, structuring and, where appropriate, the implementation of restrictive debt covenants.

Structure of Investments

We anticipate that our loan portfolio will continue to contain investments of the following types with the following characteristics:

Senior Secured First-Lien Loans.  First-lien senior secured loans comprise, and will continue to comprise, a significant portion of our investment portfolio. We obtain security interests in the assets of these portfolio companies as collateral in support of the repayment of these loans (in certain cases, subject to a payment waterfall). The collateral takes the form of first-priority liens on specified assets of the portfolio company borrower and, typically, first-priority pledges of the ownership interests in the borrower. Our first lien loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Senior Secured Unitranche Loans.  Unitranche loans are loans that combine both senior and subordinated debt into one loan under which the borrower pays a single blended interest rate that is intended to reflect the relative risk of the secured and unsecured components. We typically structure our unitranche loans as senior secured loans. We obtain security interests in the assets of these portfolio companies as collateral in support of the repayment of these loans. This collateral takes the form of first-priority liens on the assets of a portfolio company and, typically, first-priority pledges of the ownership interests in the company. We believe that unitranche lending represents a significant growth opportunity for us, offering the borrower the convenience of dealing with one lender, which may result in a higher blended rate of interest to us than we might realize in a traditional multi-tranche structure. Unitranche loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases, we will be the sole lender, or we, together with our affiliates, will be the sole lender, of unitranche loans, which can afford us additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

Senior Secured Second-lien Loans.  We obtain security interests in the assets of these portfolio companies as collateral in support of the repayment of such loans. This collateral typically takes the form of second-priority liens on the assets of a portfolio company, and we may enter into an intercreditor agreement with the holders of the portfolio company’s first-lien senior secured debt. These loans typically provide for no contractual loan amortization in the initial years of the facility, with all amortization deferred until loan maturity.

Subordinated (“Mezzanine”) Loans.  We typically structure these investments as unsecured, subordinated loans that typically provide for relatively high, fixed interest rates that provide us with significant current interest income. These loans typically will have interest-only payments (often representing a combination of cash pay and payment-in-kind (“PIK”) interest) in the early years, with amortization of principal deferred to maturity. Mezzanine loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Mezzanine investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. Mezzanine loans often include a PIK feature (meaning a feature allowing for the payment of interest in the form of additional principal amount of the loan instead of in cash), which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the loan.

Warrants and Other Equity Securities.  In some cases, we will also acquire an equity interest in the portfolio company in connection with making a loan, or receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

General Structuring Considerations.  We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We seek to limit the downside potential of our investments by:

•	selecting investments that we believe have a very low probability of loss;
•	requiring a total return on our investments (including both interest and potential equity appreciation) that we believe will compensate us appropriately for credit risk; and
•	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances.

We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company.

Conflicts of Interests

Subject to certain 1940 Act restrictions on co-investments with affiliates, OFS Advisor will offer us the right to participate in investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. Such offers will be subject to the exception that, in accordance with OFS Advisor’s allocation policy, we might not participate in each individual opportunity but will, on an overall basis, be entitled to participate fairly and equitably with other entities managed by OFS Advisor and its affiliates.

To the extent that we compete with entities managed by OFS Advisor or any of its affiliates for a particular investment opportunity, OFS Advisor will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal allocation policy, (b) the requirements of the Advisers Act, and (c) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates. OFS Advisor’s allocation policy is intended to ensure that we may generally share fairly and equitably with other investment funds or other investment vehicles managed by OFS Advisor or its affiliates in investment opportunities that OFS Advisor determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer that may be suitable for us and such other investment funds or other investment vehicles. Under this allocation policy, if two or more investment vehicles with similar or overlapping investment strategies are in their investment periods, an available opportunity will be allocated based on the provisions governing allocations of such investment opportunities in the relevant organizational, offering or similar documents, if any, for such investment vehicles. In the absence of any such provisions, OFS Advisor will consider the following factors and the weight that should be given with respect to each of these factors:

•	investment guidelines and/or restrictions, if any, set forth in the applicable organizational, offering or similar documents for the investment vehicles;
•	risk and return profile of the investment vehicles;
•	suitability/priority of a particular investment for the investment vehicles;
•	if applicable, the targeted position size of the investment for the investment vehicles;
•	level of available cash for investment with respect to the investment vehicles;
•	total amount of funds committed to the investment vehicles; and
•	the age of the investment vehicles and the remaining term of their respective investment periods, if any.

In situations where co-investment with such other accounts is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, OFS Advisor will need to decide which account will proceed with the investment. The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made. See “Related-Party Transactions and Certain Relationships.”

On January 15, 2016, we filed an exemptive application with the SEC to permit us to co-invest with funds or entities managed by OFS Advisor in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act. Any such order, if granted by the SEC, will be subject to certain terms and conditions. There can be no assurance when or if such exemptive relief will be granted by the SEC. If such relief is granted, then we will be permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) or our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching by us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

Corporate Information

Our principal executive offices are located at 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606, and our telephone number is (847) 734-2060. Our corporate website is located at http://www.ofscapital.com. Information on our website is not incorporated into or a part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company, as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	An exemption from the auditors attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	No non-binding advisory votes on executive compensation or golden parachute arrangements; and
•	Reduced financial statement and executive compensation requirements.

Notwithstanding the foregoing, we have complied with Section 404(b) of the Sarbanes-Oxley Act regarding auditor attestation for the fiscal year ended December 31, 2015.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Risks

Investing in our securities may be speculative and involves certain risks relating to our structure and our investment objective that you should consider before deciding whether to invest. Certain of these risks are referenced below:

Capital markets are currently functional, but may experience periods of disruption and instability, which could have a negative impact on our business and operations.

There are numerous risks relating to our business, including credit losses on our investments, the risk of loss associated with leverage, illiquidity and valuation uncertainties in our investments, possible lack of appropriate investments, the lack of experience in operating a BDC of our investment adviser and our dependence on such investment adviser.

There are also numerous risks relating to our investments, including the risky nature of the securities in which we invest, the subordinated nature of select investments, our potential lack of control over our portfolio companies, our limited ability to invest in public or foreign companies and the potential incentives in our investment adviser to invest more speculatively than it would if it did not have an opportunity to earn incentive fees.

We also have various risks relating to our status as a BDC, including limitations on raising additional capital, failure to qualify as a BDC and loss of tax status as a RIC. In addition, SBIC I LP has the risk of losing its SBIC status.

There are also risks relating to this offering, including volatility in our stock price and the anti-takeover effect of certain provisions in our certificate of incorporation.

See “Risk Factors” beginning on page 16 of this prospectus for a more detailed discussion of these and other material risks you should carefully consider before deciding to invest in our securities.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us,” “the Company” or “OFS Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in OFS Capital.

Shareholder transaction expenses:
Sales load (as a percentage of offering price)	—%(1)
Offering expenses (as a percentage of offering price)	—%(2)
Dividend reinvestment plan expenses	—%(3)
Total shareholder transaction expenses (as a percentage of offering price)	—%
Annual expenses (as a percentage of net assets attributable to common stock):
Base management fee payable under Investment Advisory Agreement	3.19%(4)
Incentive fees payable under Investment Advisory Agreement	2.31%(5)
Interest payments on borrowed funds	3.33%(6)
Other expenses	3.05%(7)(8)
Acquired fund fees and expenses	—%(9)
Total annual expenses	11.88%(4)(8)

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load and the following Example will be updated accordingly.
(2)	The related prospectus supplement will disclose the applicable offering expenses and total shareholder transaction expenses.
(3)	The expenses of the dividend reinvestment plan are included in “other expenses.” For additional information, see “Dividend Reinvestment Plan.”
(4)	Our base management fee, under the investment management agreement, is 1.75% of our total assets (other than cash and cash equivalents, intangible assets, and goodwill, but including assets purchased with borrowed amounts and including assets owned by any consolidated entity). We may from time to time decide it is appropriate to change the terms of the agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to stockholders for approval. See “Management and Other Agreements — Investment Advisory Agreement.”
The 3.19% fee reflected in the table is calculated by determining the ratio that the base management fee bears to our net assets attributable to common stock (rather than our total assets). The estimate of our base management fee referenced in the table is based on our total assets (other than cash and cash equivalents, intangible assets, and goodwill, but including assets purchased with borrowed money and assets of any consolidated entity) adjusted for excess cash held as of December 31, 2015.
(5)	Assumes an incentive fee of $3.3 million, which was calculated based on our statement of operations for the quarter ended December 31, 2015 reduced by $0.1 million for the portion related to capital gains fee incurred by us but not payable to the Advisor under the terms of the Investment Management Agreement and for $0.7 million for the impact of excess cash on the base management fee. For the quarter and year ended December 31, 2015, we incurred an actual incentive fee expense of $1.1 million and $2.6 million, respectively, which included $0.1 million of accrued capital gain fee.
The incentive fee consists of two parts:
The first, payable quarterly in arrears, equals 20.0% of our pre-incentive fee net investment income initially calculated based on values at the closing of this offering (including income that is accrued but not yet received in cash), subject to a 2.0% quarterly (8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, OFS Advisor receives no incentive fee until our pre-incentive fee net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, OFS Advisor will receive 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply.
The hurdle rate is fixed at 2.0% quarterly (8% annualized), which means that, if interest rates rise, it will be easier for our pre-incentive fee net investment income to surpass the hurdle rate, which could lead to the payment of fees to OFS Advisor in an amount greater than expected. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate and there is no delay of payment if prior quarters are below the quarterly hurdle rate.
The second part, payable annually in arrears, equals 20.0% of our realized capital gains on a cumulative basis as of the closing of this offering through the end of the year, if any (or upon the termination of the Investment Advisory Agreement, as of the termination date), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. Unrealized capital appreciation is accrued, but not paid until said appreciation is realized. We accrue the Capital Gains Fee if, on a cumulative basis, the sum of the net realized capital gains (and losses) plus net unrealized appreciation (and depreciation) is positive. See “Management and Other Agreements — Investment Advisory Agreement.”
(6)	Interest payments on borrowed funds represents an estimate of our annualized interest expenses on our SBA debentures. At December 31, 2015, we had $149.9 million of SBA debentures outstanding with a weighted average fixed interest rate of 3.18%.
We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We do not expect to issue any preferred stock during the next twelve months and, therefore, have not included the cost of issuing and servicing preferred stock in the table. In January 2015, we filed an application with the SBA for a second SBIC license, which, if approved, would provide up to $75.0 million in additional SBA debentures for the funding of our future investments upon our contribution of at least $37.5 million in additional regulatory capital and subject to the issuance of a leverage commitment by the SBA and other customary procedures. There can be no assurance as to whether or when this application will be approved by the SBA. Our stockholders will bear directly or indirectly the costs of borrowings under any debt instruments we may enter into.
(7)	Includes our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by OFS Services. See “Management and Other Agreements — Administration Agreement.”
(8)	Estimated.
(9)	Our stockholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the 1940 Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act (“Acquired Funds”) in which we invest. We do not currently invest in underlying funds or other investment companies.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. The expense amounts assume an annual base management fee 1.75% for each year. Transaction expenses are not included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$119	$331	$514	$869
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains	$119	$348	$542	$903

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial and other data for the years ended December 31, 2015 and 2014 are derived from our consolidated financial statements that have been audited by BDO USA, LLP, our independent registered public accounting firm.

Selected financial and other data for the year ended December 31, 2013, the period November 8, 2012 to December 31, 2012, the period January 1, 2012 through November 7, 2012, and the year ended December 31, 2011 are derived from our consolidated financial statements that have been audited by RSM US LLP, our previous independent registered public accounting firm. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Senior Securities,” and the consolidated financial statements and related notes included elsewhere herein.

		Post-IPO as a Business Development Company			Pre-IPO Prior to Becoming a Business Development Company
	For the Years Ended December 31,			For the Period November 8, 2012 through December 31, 2012	For the Period January 1, 2012 through November 7, 2012	For the Years Ended December 31,
	2015	2014	2013			2012(1)	2011
		(Amounts in thousands, except per share data)
Statement of Operations Data:
Total investment income	$32,264	$22,820	$17,070	$2,593	$10,839	$13,432	$1,772
Total expenses	18,853	13,685	11,352	1,932	7,405	9,337	2,635
Net investment income (expenses)	13,411	9,135	5,718	661	3,434	4,095	(863)
Net realized gain (loss) on non-control/non-affiliate investments	(3,033)	199	87	—	(1,112)	(1,112)	—
Net realized gain on affiliate investment	1,471	28	—	—	—	—	—
Net realized loss on control investment	—	(3,586)	—	—	—	—	—
Realized gain from SBIC Acquisitions	—	—	2,742	—	—	—	—
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	5,099	534	367	(222)	161	(61)	(156)
Net change in unrealized appreciation/depreciation on affiliate investments	1,283	1,880	511	(41)	—	(41)	—
Net change in unrealized depreciation on control investment	—	1,750	(1,750)	—	—	—	—
Other income (loss) prior to becoming a business development company	—	—	—	—	3,113	3,113	(1,168)
Cumulative effect of accounting change	—	—	—	(348)	570	222	—
Extraordinary gain (loss)	—	—	—	873	(873)	—	—
Net increase (decrease) in net assets resulting from operations	18,231	9,940	7,675	923	5,293	6,216	(2,187)
Per share data:
Net asset value	$14.76	$14.24	$14.58	$14.80	N/A	N/A	N/A
Net investment income	1.39	0.95	0.59	0.07	N/A	N/A	N/A
Net realized gain (loss) on non-control/non-affiliate investments	(0.31)	0.02	0.01	—	N/A	N/A	N/A
Net realized gain on affiliate investment	0.14	—	—	—	N/A	N/A	N/A
Net realized loss on control investment	—	(0.37)	—	—	N/A	N/A	N/A
Realized gain from SBIC Acquisitions	—	—	0.29	—	N/A	N/A	N/A
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	0.53	0.05	0.04	(0.02)	N/A	N/A	N/A
Net change in unrealized appreciation/depreciation on affiliate investments	0.13	0.19	0.05	—	N/A	N/A	N/A
Net change in unrealized depreciation on control investment	—	0.18	(0.18)	—	N/A	N/A	N/A
Net increase in net assets resulting from operations	1.89	1.03	0.80	0.10	N/A	N/A	N/A
Dividends and distributions declared(4)	1.36	1.36	1.02	0.17	N/A	N/A	N/A
Balance sheet data at period end:
Investments, at fair value	$257,296	$312,234	$237,919	$232,199	N/A	$232,199	$59,379 (5)
Cash and cash equivalents	32,714	12,447	28,569	8,270	N/A	8,270	814
Restricted cash and cash equivalents	—	—	450	623	N/A	623	—
Other assets	8,086	16,795	12,149	4,457	N/A	4,457	4,721
Total assets	298,096	341,476	279,087	245,549	N/A	245,549	64,914
Debt	149,880	199,907	134,955	99,224	N/A	99,224	—
Total liabilities	155,084	204,005	138,709	103,750	N/A	103,750	10,195

		Post-IPO as a Business Development Company			Pre-IPO Prior to Becoming a Business Development Company
	For the Years Ended December 31,			For the Period November 8, 2012 through December 31, 2012	For the Period January 1, 2012 through November 7, 2012	For the Years Ended December 31,
	2015	2014	2013			2012(1)	2011
		(Amounts in thousands, except per share data)
Total net assets	143,012	137,471	140,378	141,799	N/A	141,799	54,719	(6)
Other data (unaudited):
Weighted average annualized yield on income producing investments at fair value(2)	12.10%	9.56%	8.53%	7.64%	N/A	7.64%	8.41%
Number of portfolio companies at period end(3)	39	62	58	59	N/A	59	51

(1)	The consolidated statement of operations for the year ended December 31, 2012 included the Company's Pre-IPO and Post-IPO operations during 2012.
(2)	Weighted average annualized yield on income producing investments at fair value for the year ended December 31, 2011 gives pro forma effect to OFS Capital’s consolidation of OFS Capital WM as if the consolidation took place at December 31, 2011.
(3)	The number of portfolio companies at December 31, 2011 gives pro forma effect to OFS Capital's consolidation of OFS Capital WM as a result of the WM 2012 Credit Facility Amendments, as if the consolidation took place at December 31, 2011.
(4)	The return of capital portion of these distributions as of December 31, 2015, 2014, and 2013 (which includes the period December 8, 2012 to December 31, 2012), was $0.23, $0.72, and $0.40.
(5)	This represents investments at book value.
(6)	This represents member’s equity.

The following tables set forth certain quarterly financial information for each of the first, second, third, and fourth quarters in the years ended December 31, 2015 and 2014. This information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any future quarter.

	Quarter Ended (unaudited)
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total investment income	$8,873	$7,688	$8,082	$7,621
Net investment income	4,280	3,630	2,752	2,749
Net realized and unrealized gain (loss)	1,896	(2,209)	4,650	483
Net increase in net assets resulting from operations	6,176	1,421	7,402	3,232
Net increase in net assets resulting from operations per share(1)	$0.64	$0.15	$0.77	$0.33
Net asset value per share(2)	$14.76	$14.46	$14.66	$14.24

	Quarter Ended (unaudited)
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total investment income	$6,953	$6,197	$4,658	$5,012
Net investment income	2,743	2,893	2,099	1,400
Net realized and unrealized gain (loss)	754	942	(1,542)	651
Net increase in net assets resulting from operations	3,497	3,835	557	2,051
Net increase in net assets resulting from operations per share(1)	$0.36	$0.40	$0.06	0.21
Net asset value per share(2)	$14.24	$14.22	$14.17	$14.45

(1)	Based on weighted average shares outstanding for the respective period.
(2)	Based on shares outstanding at the end of the respective period.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated, computed as set forth below. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, included in this prospectus.

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Earnings to Fixed Charges(1)(2)	3.52	2.58	2.42	2.16	N/A

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) income tax expense (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees expense and amortization of debt issuance costs.

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.
(2)	Not applicable for year ended December 31, 2011 as the Company had no fixed charges.

RISK FACTORS

Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, and any prospectus supplement accompanying this prospectus, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face, but they are the principal risks associated with an investment in us. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in any prospectus supplement accompanying this prospectus, are the principal risk factors associated with an investment in our securities, as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Risks Related to Our Business and Structure

Global capital markets could enter a period of severe disruption and instability. These conditions have historically affected and could again materially and adversely affect debt and equity capital markets in the United States and around the world and our business.

The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. econreceomy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. In July and August 2015, Greece reached agreements with its creditors for bailouts that provide aid in exchange for certain austerity measures. These and similar austerity measures may adversely affect world economic conditions and have an adverse impact on our business and that of our portfolio companies. In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China’s currency. These market and economic disruptions adversely affected, and these and other similar market and economic disruptions may in the future affect, the U.S. capital markets, which could adversely affect our business and that of our portfolio companies. These market disruptions materially and adversely affected, and may in the future affect, the broader financial and credit markets and has reduced the availability of debt and equity capital for the market as a whole and to financial firms, in particular. At various times, these disruptions resulted in, and may in the future result, a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector and the repricing of credit risk. These conditions may reoccur for a prolonged period of time again or materially worsen in the future, including as a result of further downgrades to the U.S. government’s sovereign credit rating or the perceived credit worthiness of the United States or other large global economies. Unfavorable economic conditions, including future recessions, also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We may in the future have difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may cause us to reduce the volume of loans we originate and/or fund, adversely affect the value of our portfolio investments or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Prior to November 7, 2012, we had not operated as a BDC or qualified to be treated as a RIC, and none of OFS Advisor or its affiliates had ever managed a BDC or a RIC, and we may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our shareholders.

Prior to November 7, 2012, we had not operated as a BDC or qualified to be treated as a RIC, and none of OFS Advisor or its affiliates has ever managed a BDC. As a result of our limited experience as a BDC, we are subject to the business risks and uncertainties associated with new entities of these types, including the risk that we will not achieve our investment objective, or that we will not qualify or maintain our qualification to be treated as a RIC, and that the value of your investment could decline substantially.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs. Business development companies are required, for example, to invest at least 70% of their assets, as defined by the 1940 Act, primarily in securities of U.S. private or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt instruments that mature in one year or less from the date of investment. Furthermore, any failure to comply with the requirements imposed on business development companies by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants. In addition, upon approval of a majority of our shareholders, we may elect to withdraw our status as a BDC. If we decide to withdraw our election, or if we otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to the substantially greater regulation under the 1940 Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility, and could significantly increase our costs of doing business. Moreover, qualification for treatment as a RIC requires satisfaction of source-of-income, asset diversification and distribution requirements. None of us, OFS Advisor or any of our or their respective affiliates has any experience operating under these constraints, which may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective.

We are dependent upon the OFS senior professionals for our future success and upon their access to the investment professionals and partners of OFS and its affiliates.

We do not have any internal management capacity or employees. We will depend on the diligence, skill and network of business contacts of the OFS senior professionals to achieve our investment objective. Our future success will depend, to a significant extent, on the continued service and coordination of the OFS senior management team, particularly Bilal Rashid, Senior Managing Director and President of OFSC, Jeffrey Cerny, Senior Managing Director and Treasurer of OFSC and Mark Hauser, Senior Managing Director of OFSC. Each of these individuals is an employee at will of OFSC and, with the exception of Mr. Hauser, is not subject to an employment contract. In addition, we rely on the services of Richard Ressler, Chairman of the executive committee of OFSAM and Chairman of the Advisor Investment Committee pursuant to a consulting agreement with Orchard Capital Corporation. The departure of Mr. Ressler or any of the senior managers of OFSC, or of a significant number of its other investment professionals, could have a material adverse effect on our ability to achieve our investment objective.

We expect that OFS Advisor will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of the Investment Advisory Agreement. We can offer no assurance, however, that OFS senior professionals will continue to provide investment advice to us. If these individuals do not maintain their existing relationships with OFS and its affiliates and do not develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio or achieve our investment objective. In addition, individuals with whom the OFS senior professionals have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.

OFS Advisor is a subsidiary of OFSAM that has no employees and depends upon access to the investment professionals and other resources of OFS and its affiliates to fulfill its obligations to us under the Investment Advisory Agreement. OFS Advisor also depends upon OFS to obtain access to deal flow generated by the professionals of OFS and its affiliates. Under a Staffing Agreement between OFSC, a subsidiary of OFSAM that employs OFS’s personnel, and OFS Advisor, OFSC has agreed to provide OFS Advisor with the resources necessary to fulfill these obligations. The Staffing Agreement provides that OFSC will make available to OFS Advisor experienced investment professionals and access to the senior investment personnel of OFSC for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. We are not a party to this Staffing Agreement and cannot assure shareholders that OFSC will fulfill its obligations under the agreement. If OFSC fails to perform, we cannot assure shareholders that OFS Advisor will enforce the Staffing Agreement or that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of OFSC and its affiliates or their information and deal flow.

The investment committees that oversee our investment activities are provided by OFS Advisor under the Investment Advisory Agreement, as well as by SBIC I GP. The Advisor Investment Committee consists of Richard Ressler (Chairman), Jeffrey Cerny, Peter Fidler, Mark Hauser, Bilal Rashid, and Peter Rothschild. The SBIC Investment Committee consists of Mark Hauser, Bilal Rashid, Peter Rothschild, and Peter Fidler. The

loss of any member of the Investment Committees or of other OFS senior professionals could limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition and results of operation.

Our business model depends to a significant extent upon strong referral relationships with financial institutions, sponsors and investment professionals. Any inability of OFS Advisor to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We depend upon OFS Advisor to maintain OFS’s relationships with financial institutions, sponsors and investment professionals, and we will continue to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If OFS Advisor fails to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the principals of OFS Advisor have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.

Our financial condition and results of operation will depend on our ability to manage our business effectively.

Our ability to achieve our investment objective and grow will depend on our ability to manage our business. This will depend, in turn, on the ability of the Investment Committees to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objectives on a cost-effective basis will depend upon the execution by the Investment Committees to execute our investment process, their ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. OFS Advisor will have substantial responsibilities under the Investment Advisory Agreement. The OFS senior professionals and other personnel of OFS Advisor’s affiliates, including OFSC, may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We have potential conflicts of interest related to obligations that OFS Advisor or its affiliates may have to other clients.

OFS Advisor and its affiliates manage other assets and CLO funds and may manage other entities in the future, and these other funds and entities may have similar or overlapping investment strategies. The members of the Investment Committees serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds or other investment vehicles managed by OFS Advisor or its affiliates. Similarly, OFS Advisor and/or its affiliates may have other clients with, similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our shareholders. OFS Advisor will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. Under this allocation policy, if two or more investment vehicles with similar or overlapping investment strategies are in their investment periods, an available opportunity will be allocated based on the provisions governing allocations of such investment opportunities in the relevant organizational, offering or similar documents, if any, for such investment vehicles. In the absence of any such provisions, OFS Advisor will consider the following factors and the weight that should be given with respect to each of these factors:

•	investment guidelines and/or restrictions, if any, set forth in the applicable organizational, offering or similar documents for the investment vehicles;
•	risk and return profile of the investment vehicles;
•	suitability/priority of a particular investment for the investment vehicles;
•	if applicable, the targeted position size of the investment for the investment vehicles;

•	level of available cash for investment with respect to the investment vehicles;
•	total amount of funds committed to the investment vehicles; and
•	the age of the investment vehicles and the remaining term of their respective investment periods, if any.

There can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.

Members of the Investment Committees, OFS Advisor or its affiliates may, from time to time, possess material non-public information, limiting our investment discretion.

OFS senior professionals and members of the Investment Committees may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have an adverse effect on us and our stockholders.

Our incentive fee structure may create incentives for OFS Advisor that are not fully aligned with the interests of our shareholders.

In the course of our investing activities, we will pay management and incentive fees to OFS Advisor. The base management fee is based on our total assets (other than cash and cash equivalents and the intangible asset and goodwill resulting from the SBIC Acquisitions but including assets purchased with borrowed amounts and including assets owned by any consolidated entity). As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our total assets, other than cash and cash equivalents but including assets purchased with borrowed amounts and including any assets owned by any consolidated entity, OFS Advisor will benefit when we incur debt or use leverage. Our board of directors is charged with protecting our interests by monitoring how OFS Advisor addresses these and other conflicts of interests associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors will periodically review OFS Advisor’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors will consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, OFS Advisor or its affiliates may from time to time have interests that differ from those of our shareholders, giving rise to a conflict.

We may pay an incentive fee on income we do not receive in cash.

The part of the incentive fee payable to OFS Advisor that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for OFS Advisor to the extent that it may encourage OFS Advisor to favor debt financings that provide for deferred interest, rather than current cash payments of interest. OFS Advisor may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because OFS Advisor is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.

To the extent PIK interest and PIK dividends constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our investments may include contractual PIK interest or PIK dividends, which represents contractual interest or dividends added to a loan balance or equity security and due at the end of such loan’s or equity security’s term. To the extent PIK interest and PIK dividends constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash. Such risks include:

•	The higher interest or dividend rates of PIK instruments reflect the payment deferral and increased risk associated with these instruments, and PIK instruments often represent a significantly higher risk than non-PIK instruments.
•	Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.
•	PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. PIK income may also create uncertainty about the source of our cash distributions.
•	For accounting purposes, any cash distributions to shareholders representing PIK income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. As a result, despite the fact that a distribution representing PIK income could be paid out of amounts invested by our shareholders, the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.
•	PIK interest or dividends have the effect of generating investment income at a compounding rate, thereby further increasing the incentive fees payable to OFS Advisor. Similarly, all things being equal, the deferral associated with PIK interest or dividends also decreases the investment principal-to-value ratio at a compounding rate.

The valuation process for certain of our portfolio holdings creates a conflict of interest.

Many of our portfolio investments are made in the form of securities that are not publicly traded. As a result, our board of directors will determine the fair value of these securities in good faith as described below in “Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.” In connection with that determination, investment professionals from OFS Advisor may provide our board of directors with portfolio company valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. In addition, the members of our board of directors who are not independent directors have a substantial indirect pecuniary interest in OFS Advisor. The participation of OFS Advisor’s investment professionals in our valuation process, and the indirect pecuniary interest in OFS Advisor by those members of our board of directors, could result in a conflict of interest since OFS Advisor’s management fee is based, in part, on our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity).

We may have additional conflicts related to other arrangements with OFS Advisor or its affiliates.

We have entered into a license agreement with OFSAM under which OFSAM has granted us a non-exclusive, royalty-free license to use the name “OFS.” See “Management and Other Agreements — License Agreement.” In addition, we will rent office space from a subsidiary of OFSAM and pay to that subsidiary our allocable portion of overhead and other expenses incurred in performing its obligations under the Administration Agreement, such as rent and our allocable portion of the cost of our officers, including our chief executive officer, chief financial officer, chief compliance officer and chief accounting officer. This will create conflicts of interest that our board of directors must monitor.

The Investment Advisory Agreement with OFS Advisor and the Administration Agreement with OFS Services were not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

The Investment Advisory Agreement and the Administration Agreement were negotiated between related parties. Consequently, their terms, including fees payable to OFS Advisor, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we could choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with OFS Advisor, OFS Services and their respective affiliates. Any such decision, however, would breach our fiduciary obligations to our shareholders.

Our ability to enter into transactions with our affiliates will be restricted, which may limit the scope of investments available to us.

Because we have elected to be treated as a BDC under the 1940 Act, we are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Those transactions include purchases and sales, and so-called “joint” transactions, in which we and one or more of our affiliates are engaging together in certain types of profit-making activities. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we are generally prohibited from engaging in purchases or sales of assets or joint transactions with such affiliates, absent the prior approval of our independent directors. Additionally, without the approval of the SEC, we are prohibited from engaging in purchases or sales of assets or joint transactions with the following affiliated persons: (a) our officers, directors, and employees; (b) OFS Advisor and its affiliates; and (c) OFSAM or its affiliates.

We may, however, invest alongside OFSAM and its affiliates or their respective other clients in certain circumstances where doing so is consistent with current law and SEC staff interpretations. For example, we may invest alongside such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that OFS Advisor, acting on our behalf and on behalf of other clients, negotiates no term other than price. Co-investment with such other accounts is not permitted or appropriate under this guidance when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other accounts. Moreover, except in certain circumstances, this guidance does not permit us to invest in any issuer in which OFSAM and its affiliates or a fund managed by OFSAM or its other affiliates has previously invested.

With the exception of investments specifically permitted by current law or regulatory guidance, we will not be permitted to co-invest with other funds managed by OFSAM or its affiliates unless we receive exemptive relief from the SEC permitting us to do so. On January 15, 2016, we filed an application for such relief with the SEC. See “Regulation — Exemptive Relief.” There can be no assurance when or if such exemptive relief will be granted by the SEC.

Where we are or may in the future be permitted to invest alongside OFSAM and its affiliates or their respective other clients, OFS Advisor will, to the extent consistent with applicable law, regulatory guidance, or exemptive relief, allocate investment opportunities in accordance with its allocation policy. Under this allocation policy, if two or more investment vehicles with similar or overlapping investment strategies are in their investment periods, an available opportunity will be allocated based on the provisions governing allocations of such investment opportunities in the relevant organizational, offering or similar documents, if any, for such investment vehicles. In the absence of any such provisions, OFS Advisor will consider the following factors and the weight that should be given with respect to each of these factors:

•	investment guidelines and/or restrictions, if any, set forth in the applicable organizational, offering or similar documents for the investment vehicles;
•	risk and return profile of the investment vehicles;
•	suitability/priority of a particular investment for the investment vehicles;
•	if applicable, the targeted position size of the investment for the investment vehicles;
•	level of available cash for investment with respect to the investment vehicles;
•	total amount of funds committed to the investment vehicles; and
•	the age of the investment vehicles and the remaining term of their respective investment periods, if any.

In situations where co-investment with other accounts is not permitted or appropriate, OFS Advisor will need to decide which account will proceed with the investment. The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made. These restrictions, and similar restrictions that limit our ability to transact business with our officers or directors or their affiliates, may limit the scope of investment opportunities that would otherwise be available to us.

SBA regulations limit the outstanding dollar amount of SBA guaranteed debenture funding that may be received by an SBIC or group of SBICs under common control.

SBA regulations currently limit the amount that an SBIC may borrow to up to a maximum of $150 million when it has at least $75 million in regulatory capital, receives a leverage commitment from the SBA and has been through an examination by the SBA subsequent to licensing. For two or more SBICs under common control, the maximum amount of outstanding SBA-provided leverage cannot exceed $225 million. A bill proposed in the U.S. House of Representatives would increase the total SBIC leverage capacity for affiliated SBIC funds from $225 million to $350 million. However, the ultimate form and likely outcome of such legislation, if reintroduced, or any similar legislation cannot be predicted.

We cannot presently predict whether or not we will borrow the maximum permitted amount; if we reach the maximum dollar amount of SBA guaranteed debentures permitted, and thereafter require additional capital, our cost of capital may increase, and there is no assurance that we will be able to obtain additional financing on acceptable terms.

Moreover, SBIC I LP’s status as an SBIC does not automatically assure that it will receive SBA guaranteed debenture funding. Receipt of SBA leverage funding is dependent upon whether SBIC I LP is and continues to be in compliance with SBA regulations and policies and whether funding is available. The amount of SBA leverage funding available to SBICs is dependent upon annual Congressional authorizations and in the future may be subject to annual Congressional appropriations. There can be no assurance that there will be sufficient debenture funding available at the times desired by SBIC I LP. As of December 31, 2015, the Company had fully funded its $75.0 million commitment to SBIC I LP. As of December 31, 2015, SBIC I LP had leverage commitments of approximately $149.9 million from the SBA, and $149.9 million of outstanding SBA-guaranteed debentures, leaving no incremental borrowing capacity under present SBA regulations. In January 2015, we filed an application with the SBA for a second SBIC license, which, if approved, would provide up to $75.0 million in additional SBA debentures for the funding of our future investments upon our contribution of at least $37.5 million in additional regulatory capital and subject to the issuance of a leverage commitment by the SBA and other customary procedures. There can be no assurance as to whether or when this application will be approved by the SBA.

SBIC I LP is subject to SBA regulations.

Our investment strategy includes SBIC I LP, which is regulated by the SBA. On December 4, 2013, we acquired the remaining limited and general partnership interests of SBIC I LP that we did not already own, which resulted in SBIC I LP becoming our wholly-owned subsidiary.

The SBIC license allows SBIC I LP to receive SBA-guaranteed debenture funding, subject to the issuance of leverage commitments by the SBA and other customary procedures. Prior to becoming our wholly-owned subsidiary, SBIC I LP had received $67.3 million in SBA leverage commitments. In July 2014, the Company funded the remaining $13.6 million of its $75 million commitment to SBIC I LP. As of December 31, 2015, SBIC I LP had leverage commitments of approximately $149.9 million from the SBA, and $149.9 million of outstanding SBA-guaranteed debentures, leaving no incremental borrowing capacity under present SBA regulations.

Further, the SBA regulations require that a licensed SBIC be periodically examined and audited by the SBA to determine its compliance with the relevant SBA regulations. If SBIC I LP fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit its use of debentures, declare outstanding debentures immediately due and payable, and/or limit its ability to make new investments. The SBA, as a creditor, will have a superior claim to SBIC I LP’s assets over SBIC I LP’s limited partners and our shareholders in the event SBIC I LP is liquidated or the SBA exercises its remedies under the SBA debentures issued by SBIC I LP in the event of a default. In addition, the SBA can revoke or suspend a license for willful or repeated violation of, or willful or repeated failure to observe, any provision of the Small Business Investment Act of 1958 or any rule or regulation promulgated thereunder. These actions by the SBA would, in turn, negatively affect us because of our ownership interest in SBIC I LP.

The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies and prohibits an SBIC from providing funds to small businesses for certain purposes, such as relending, real estate or investing in companies outside of the United States, and providing funds to businesses engaged in a few prohibited industries and to certain “passive” (i.e., non-operating) companies. In addition, without prior SBA approval, an SBIC may not invest an amount equal to more than approximately 30% of the SBIC’s regulatory capital in any one company and its affiliates. Compliance with SBIC requirements may cause SBIC I LP to forego attractive investment opportunities that are not permitted under SBA regulations.

SBIC I LP is subject to ongoing regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. In addition, SBIC I LP may also be limited in its ability to make distributions to us if it does not have sufficient accumulated net profit, in accordance with SBA regulations. These requirements may make it more difficult for us to achieve our investment objective.

We finance our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. We may pledge up to 100% of our assets and may grant a security interest in all of our assets, other than assets held in SBIC I LP and our ownership interest in SBIC I LP and SBIC I GP, under the terms of any debt instruments we may enter into with lenders. In addition, under the terms of any credit facility or other debt instrument we enter into, we are likely to be required by its terms to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our equity stake in a leveraged investment. Similarly, any decrease in our revenue or income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make dividend payments on our common stock or preferred stock. Our ability to service our debt will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, because the management fee payable to OFS Advisor is payable based on our total assets (other than cash and cash equivalents and goodwill and intangible assets related to the SBIC Acquisitions but including assets purchased with borrowed amounts and including assets owned by any consolidated entity), OFS Advisor will have a financial incentive to incur leverage which may not be consistent with our shareholders’ interests. In addition, our common shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management fee payable to OFS Advisor.

As a BDC, we are generally required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we will not be able to incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on OFS Advisor’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure shareholders that we will be able to obtain credit at all or on terms acceptable to us.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder(1)	-22%	-13%	-4%	5%	14%

(1)	Assumes $257.3 million in investments at fair value, $149.9 million in debt outstanding, $143.0 million in net assets and an average cost of funds of 3.5%. Assumptions are based on our financial condition and our average cost of funds at December 31, 2015.

Based on our outstanding indebtedness of $149.9 million as of December 31, 2015 and the average cost of funds of 3.5% as of that date, our investment portfolio must experience an annual return of at least 2.0% to cover interest payments on the outstanding debt.

Changes in interest rates will affect our cost of capital and net investment income.

To the extent we borrow money or issue preferred stock to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay dividends on preferred stock and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

A rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to OFS Advisor.

We may enter into reverse repurchase agreements, which are another form of leverage.

We may enter into reverse repurchase agreements as part of our management of our temporary investment portfolio. Under a reverse repurchase agreement, we will effectively pledge our assets as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the fair value of the pledged collateral. At the maturity of the reverse repurchase agreement, we will be required to repay the loan and correspondingly receive back our collateral. While used as collateral, the assets continue to pay principal and interest which are for the benefit of us.

Our use of reverse repurchase agreements, if any, involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but remain obligated to purchase. In addition, there is a risk that the market value of the securities retained by us may decline. If a buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, we may be adversely affected. Also, in entering into reverse repurchase agreements, we would bear the risk of loss to the extent that the proceeds of such agreements at settlement are less than the fair value of the underlying securities being pledged. In addition, due to the interest costs associated with reverse repurchase agreements transactions, our net asset value would decline, and, in some cases, we may be worse off than if we had not used such instruments.

We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.

Preferred stock, which is another form of leverage, has the same risks to our common shareholders as borrowings because the dividends on any preferred stock we issue must be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common shareholders, and preferred shareholders are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

A number of entities compete with us to make the types of investments that we plan to make. We will compete with public and private funds, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. These characteristics could allow our competitors to consider a wider variety of instruments, establish more relationships and offer better pricing and more flexible structuring than we are able to. The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

With respect to the investments we make, we will not seek to compete based primarily on the interest rates we will offer, and we believe that some of our competitors may make loans with interest rates that will be lower than the rates we offer. In the secondary market for acquiring existing loans, we expect to compete generally on the basis of pricing terms. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. We may also compete for investment opportunities with OFSAM and its other affiliates or accounts managed by OFSAM or one of its other affiliates. Although OFS Advisor will allocate opportunities in accordance with its policies and procedures, allocations to such other accounts will reduce the amount and frequency of opportunities available to us and may not be in the best interests of us and our shareholders. Moreover, the performance of investments will not be known at the time of allocation.

We may suffer credit losses.

Investment in middle market companies is highly speculative and involves a high degree of risk of credit loss, and therefore our securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during volatile economic periods, such as the U.S. and many other economies have recently been experiencing.

We will be subject to corporate-level federal income tax if we are unable to qualify or maintain our qualification as a RIC.

We have elected to be treated as a RIC under Subchapter M of the Code, but no assurance can be given that we will be able to maintain RIC status. As a RIC, we are not required to pay corporate-level federal income taxes on our income and capital gains distributed (or deemed distributed) to our shareholders. To continue to qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed to our shareholders, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders on an annual basis. We will be subject, to the extent we use debt financing or preferred stock, to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements or preferred stock that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify and maintain our qualification for the tax benefits available to RICs and, thus, may be subject to corporate-level federal income tax. To maintain our qualification as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to continue to qualify, as a RIC for any reason and become subject to corporate-level federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to shareholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our shareholders. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”

Our subsidiaries and portfolio companies may be unable to make distributions to us that will enable us to meet RIC requirements, which could result in the imposition of an entity-level tax.

In order for us to continue to maintain our status as a RIC and to minimize corporate-level taxes, we are required to distribute on an annual basis substantially all of our taxable income, which includes income from our subsidiaries and portfolio companies. As a substantial portion of our investments are made through SBIC I LP, we are significantly dependent on that entity for cash distributions to enable us to maintain the RIC distribution requirements. SBIC I LP may be limited by the Small Business Investment Act of 1958 and SBA regulations governing SBICs from making certain distributions to us that may be necessary to enable us to continue to qualify as a RIC. We may have to request a waiver of the SBA’s restrictions for SBIC I LP to make certain distributions to maintain our status as a RIC and we cannot assure shareholders that the SBA will grant such waiver. If our subsidiaries and portfolio companies are unable to make distributions to us, this may result in loss of RIC status and a consequent imposition of a corporate-level federal income tax on us.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as the accretion of OID. This may arise if we purchase assets at a discount, receive warrants in connection with the making of a loan or in other circumstances, or through contracted PIK interest or dividends (meaning interest or dividends paid in the form of additional principal amount of the loan or equity security instead of in cash), which represents contractual interest or dividends added to the loan balance or equity security and due at the end of the investment term. Such OID, which could be significant relative to our overall investment activities, or increases in loan or equity investment balances as a result of contracted PIK arrangements, will be included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to maintain the tax benefits available to RICs. In such a case, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations and sourcings to meet these distribution requirements. If we sell built-in-gain assets, we may be required to recognize taxable income in respect of the built-in-gain on such assets. In such a case, we would have to distribute all of our taxable gain (including the built-in-gain) in respect of such sale to avoid the imposition of entity-level tax on such gain. If we are not able to obtain such cash from other sources, we may fail to maintain the tax benefits available to RICs and thus be subject to corporate-level income tax. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”

We may in the future choose to pay dividends in our own stock, in which case shareholders may be required to pay tax in excess of the cash they receive.

We distribute taxable dividends that are payable in cash or shares of our common stock at the election of each shareholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of shareholders are treated as taxable dividends. The Internal Revenue Service has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many shareholders elect to receive their distributions in cash, each such shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. shareholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. shareholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our shareholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Because we expect to distribute substantially all of our net investment income and net realized capital gains to our shareholders, we may need additional capital to finance our growth and such capital may not be available on favorable terms or at all.

We have elected to be taxed for federal income tax purposes as a RIC under Subchapter M of the Code. If we meet certain requirements, including source of income, asset diversification and distribution requirements, and if we continue to qualify as a BDC, we will continue to qualify to be a RIC under the Code and will not have to pay corporate-level taxes on income we distribute to our shareholders as dividends, allowing us to substantially reduce or eliminate our corporate-level tax liability. As a BDC, we are generally required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200% at the time we issue any debt or preferred stock. This requirement limits the amount that we may borrow. Because we will continue to need capital to grow our investment portfolio, this limitation may prevent us from incurring debt or preferred stock and require us to raise additional equity at a time when it may be disadvantageous to do so. We cannot assure investors that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. In addition, as a BDC, we are generally not permitted to issue common stock priced below net asset value without shareholder approval. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities, and our net asset value could decline.

Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital. As a BDC, we will need to raise additional capital, which will expose us to risks, including the typical risks associated with leverage.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common shareholders. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss.

As of December 31, 2015, we had debt outstanding in the amount of $149.9 million. Our ability to incur additional debt and remain in compliance with the asset coverage test will be limited. We may seek an additional credit facility to finance investments or for working capital requirements. There can be no assurance that we will be able to obtain such financing on favorable terms or at all. We have received an exemptive order from the SEC to permit us to exclude the debt of SBIC I LP guaranteed by the SBA from our definition of senior securities in our statutory 200% asset coverage ratio under the 1940 Act.

If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common shareholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in our shareholders’ best interest. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred shareholders may not necessarily align with the interests of holders of our common stock and the rights of holders of shares of preferred stock to receive dividends would be senior to those of holders of shares of our common stock. We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value per share of our common stock if our board of directors determines that such sale is in the best interests of us and our shareholders, and if our shareholders approve any such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our shareholders at that time will decrease, and our shareholders might experience dilution.

Our ability to invest in public companies may be limited in certain circumstances.

To maintain our status as a BDC, we are not permitted to acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our assets, as defined by the 1940 Act, are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as a qualifying asset only if such issuer has a common equity market capitalization that is less than $250 million at the time of such investment and meets the other specified requirements.

The PWB Credit Facility contains various covenants and restrictions which, if not complied with, could accelerate our repayment obligations under the credit facility or limit its use, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions.

On November 5, 2015, we became party to the PWB Credit Facility, which provides us with a senior secured revolving line of credit of up to $15.0 million, with maximum availability equal to 50% of the aggregate outstanding principal amount of eligible loans included in the borrowing base and otherwise specified in the credit agreement. The PWB Credit Facility is guaranteed by our subsidiary OFS Capital WM, LLC (“OFS Capital WM”) and secured by all of our current and future assets excluding assets held by SBIC I LP and our SBIC I LP and SBIC I GP partnership interests. The PWB Credit Facility contains customary terms and conditions, including, without limitation, affirmative and negative covenants such as information reporting requirements, a minimum tangible net asset value, a minimum quarterly net investment income after incentive fees, and a statutory asset coverage test. The PWB Credit Facility also contains customary events of default, including, without limitation, nonpayment, misrepresentation of representations and warranties in a material respect, breach of covenant, cross-default to other indebtedness, bankruptcy, change in investment advisor, and the occurrence of a material adverse change in our financial condition. The Credit Facility permits us to fund additional investments as long as we are within the conditions set out in the credit agreement. Our continued compliance with these covenants depends on many factors, some of which are beyond our control, and there are no assurances that we will continue to comply with these covenants. Our failure to satisfy these covenants could result in foreclosure by our lenders, which would accelerate our repayment obligations under the facility and thereby have a material adverse effect on our business, liquidity, financial condition, results of operations and ability to pay distributions to our stockholders. The Credit Facility remained undrawn at December 31, 2015.

Adverse developments in the credit markets may impair our ability to secure debt financing.

During the economic downturn in the United States that began in mid-2007, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. As a result, it may be difficult for us to obtain desired financing to finance the growth of our investments on acceptable economic terms, or at all.

If we are unable to consummate credit facilities on commercially reasonable terms, our liquidity may be reduced significantly. If we are unable to repay amounts outstanding under any facility we may enter into and are declared in default or are unable to renew or refinance any such facility, it would limit our ability to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility of the credit markets, a severe decline in the value of the U.S. dollar, a further economic downturn or an operational problem that affects third parties or us, and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. Even if such conditions improve broadly and significantly over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

Third parties with which we do business may also be sources of cybersecurity or other technological risks. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as customer, counterparty, employee and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to continue to qualify as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our assets, as defined by the 1940 Act, are qualifying assets. See “Regulation.”

We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If a sufficient portion of our assets are not qualifying assets, we could violate the 1940 Act provisions applicable to business development companies. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition and results of operations.

If we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end fund, we would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease our operating flexibility.

Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.

Many of our portfolio investments, including those of our subsidiaries, take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We value these securities at fair value as determined in good faith by our board of directors, including to reflect significant events affecting the value of our securities. Most of our investments (other than cash and cash equivalents) are classified as Level 3 under Accounting Standards Codification Topic 820, Fair Value Measurement and Disclosures (ASC Topic 820). This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data are available, such information is result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We presently retain the services of two independent service providers to review the valuation of these securities.

The types of factors that the board of directors takes into account in determining the fair value of our investments generally include, as appropriate, comparison to third-party yield benchmarks and comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

We adjust quarterly the valuation of our portfolio to reflect our board of directors’ determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statement of income as net change in unrealized appreciation or depreciation.

We may experience fluctuations in our quarterly operating results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, distributions from our subsidiaries and portfolio companies, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Changes in the laws or regulations governing our business, or changes in the interpretations thereof, and any failure by us to comply with these laws or regulations, could have a material adverse effect on our, and our portfolio companies’, business, results of operations or financial condition.

We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels, including those that govern BDCs, RICs, SBICs or non-depository commercial lenders. These laws and regulations, including applicable accounting standards, as well as their interpretation, may change from time to time, and new laws, regulations, accounting standards and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business.

We are also subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply, or we might have to restrict our operations. If we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and may be subject to civil fines and criminal penalties.

In addition, changes to the laws and regulations governing our operations related to permitted investments may cause us to alter our investment strategy, including making investments in entities such as OFS Capital WM and SBIC I LP, in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this annual report on Form 10-K and our accounting practices described in this annual report on Form 10-K, and may shift our investment focus from the areas of expertise of OFS Advisor to other types of investments in which OFS Advisor may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

On July 21, 2010, the Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, was signed into law. Although passage of the Dodd-Frank Act has resulted in extensive rulemaking and regulatory changes that affect us and the financial industry as a whole, many of its provisions remain subject to extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. While the full impact of the Dodd-Frank Act on us and our portfolio companies may not be known for an extended period of time, the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

Over the last several years, there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether these regulations will be implemented or what form they will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.

The effect of global climate change may impact the operations of our portfolio companies.

There may be evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions.

Proposed legislation may allow us to incur additional leverage.

Legislation has been introduced in the U.S. House of Representatives which is intended to revise certain regulations applicable to BDCs. The legislation provides for (i) increasing the amount of funds BDCs may borrow by reducing asset to debt limitations from 2:1 to 3:2, (ii) permitting BDCs to file registration statements with the U.S. Securities and Exchange Commission that incorporate information from already-filed reports by reference, (iii) utilizing other streamlined registration processes afforded to operating companies, and (iv) allowing BDCs to own investment adviser subsidiaries. There are no assurances as to when the legislation will be reintroduced and enacted by Congress, if at all, or, if enacted, what final form the legislation would take. There are no assurances as to when the legislation will be enacted by Congress, if at all, or, if enacted, what final form the legislation would take.

Loss of status as a RIC would reduce our net asset value and distributable income.

We have qualified as a RIC under the Code. As a RIC, we do not have to pay federal income taxes on our income (including realized gains) that we distribute to our shareholders, provided that we satisfy certain distribution and other requirements. Accordingly, we are not permitted under accounting rules to establish reserves for taxes on our unrealized capital gains. If we fail to qualify for RIC status in any year, to the extent that we had unrealized gains, we would have to establish reserves for taxes, which would reduce our net asset value and the amount potentially available for distribution. In addition, if we, as a RIC, were to decide to make a deemed distribution of net realized capital gains and retain the net realized capital gains, we would have to establish appropriate reserves for taxes that we would have to pay on behalf of shareholders. It is possible that establishing reserves for taxes could have a material adverse effect on the value of our common stock. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”

Our board of directors may change our investment objective, operating policies and strategies without prior notice or shareholder approval.

Our board of directors has the authority, except as otherwise provided in the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without shareholder approval. However, absent shareholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. Under Delaware law, we also cannot be dissolved without prior shareholder approval except by judicial action. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the price value of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.

OFS Advisor can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

OFS Advisor has the right, under the Investment Advisory Agreement, to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If OFS Advisor resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by OFS Advisor and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

OFS Services can resign from its role as our administrator under the Administration Agreement, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

OFS Services has the right to resign under the Administration Agreement, whether we have found a replacement or not. If OFS Services resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by OFS Services. Even if we are able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

We incur significant costs as a result of being a publicly traded company.

As a publicly traded company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act and other rules implemented by the SEC.

Efforts to comply with Section 404 of the Sarbanes-Oxley Act involve significant expenditures, and non-compliance with Section 404 of the Sarbanes-Oxley Act may adversely affect us and the market price of our securities.

Under current SEC rules, beginning with our fiscal year ended December 31, 2013, we have been required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC. We are required to review our internal control over financial reporting on an annual basis, and evaluate and disclose changes in our internal control over financial reporting on a quarterly and annual basis.

As a result, we expect to continue to incur additional expenses that may negatively impact our financial performance and our ability to make distributions. This process also results in a diversion of management’s time and attention. In the event that we are unable to maintain compliance with Section 404 of the Sarbanes-Oxley Act and related rules, we and the market price of our securities may be adversely affected.

We have identified a material weakness in our internal control over financial reporting and our business and stock price may be adversely affected if we have not adequately addressed the weakness.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations.

As a result of our evaluation of our internal control over financial reporting for the year ended December 31, 2015, management identified a material weakness related to reconciliation of components of distributions in the statement of changes in net assets and net assets within the balance sheet. As part of its fourth quarter close, which was completed during the first quarter of 2016, the Company discovered and corrected errors related to certain reclassifications between the components of net assets primarily related to accounting for the tax character of, and basis differences between tax and accounting principles generally accepted in the United States of America (“GAAP”), and the presentation of certain unrealized gains and losses within the components of net assets. The error correction impacted the classification of certain components of consolidated net assets as of December 31, 2014 and distributions reported in the consolidated statement of changes in net assets for the year ended December 31, 2014 and 2013. In addition, it impacted the presentation of unrealized gains and losses within the components of net assets as of December 31, 2013. The purpose of the reclassifications was to (a) give effect to the tax character of, and basis differences between tax and GAAP in (i) accumulated shareholder distributions, (ii) accumulated undistributed net investment income, and (iii) accumulated net realized gains/losses, and (iv) net unrealized appreciation (depreciation) on investments. The adjustments had no impact on previously reported consolidated total net assets, net investment income, net increase in net assets resulting from operations, or consolidated cash flows. The Company discovered the error through the implementation of a new control as part of its fourth quarter close, which was completed during the first quarter of 2016, and as a result a material weakness existed at December 31, 2015. We believe that the audited consolidated financial statements included in this Annual Report on Form 10-K are accurate. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

Capital markets may experience periods of disruption and instability and we cannot predict when these conditions will occur. Such market conditions could materially and adversely affect debt and equity capital markets in the United States and abroad, which could have a negative impact on our business, financial condition and results of operations.

The global capital markets have experienced a period of disruption as evidenced by a lack of liquidity in the debt capital markets, write-offs in the financial services sector, the re-pricing of credit risk and the failure of certain major financial institutions. While the capital markets have improved, these conditions could deteriorate again in the future. During such market disruptions, we may have difficulty raising debt or equity capital, especially as a result of regulatory constraints.

Market conditions may in the future make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business. The illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments. In addition, significant changes in the capital markets, including the disruption and volatility, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition and results of operations.

Various social and political tensions in the United States and around the world, including in the Middle East, Eastern Europe and Russia, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Several European Union (“EU”) countries, including Greece, Ireland, Italy, Spain, and Portugal, continue to face budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. There is also continued concern about national-level support for the euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. The recent United States and global economic downturn, or a return to the recessionary period in the United States, could adversely impact our investments. We cannot predict the duration of the effects related to these or similar events in the future on the United States economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Risks Related to Our Investments

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, even though we may have structured our investment as senior secured debt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors.

Our investments in leveraged portfolio companies may be risky, and we could lose all or part of their investment.

Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. In addition, our mezzanine loans are generally subordinated to senior loans and are generally unsecured. As such, other creditors may rank senior to us in the event of an insolvency. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.

Our investments in lower credit quality obligations are risky and highly speculative, and we could lose all or part of our investment.

Most of our debt investments are likely to be in lower grade obligations. The lower grade investments in which we invest may be rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment or may be unrated but determined by OFS Advisor to be of comparable quality. Debt securities rated below investment grade are commonly referred to as “junk bonds” and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. The debt in which we invest typically is not rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s). We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.

Investment in lower grade investments involves a substantial risk of loss. Lower grade securities or comparable unrated securities are considered predominantly speculative with respect to the issuer’s ability to pay interest and principal and are susceptible to default or decline in market value due to adverse economic and business developments. The market values for lower grade debt tend to be very volatile and are less liquid than investment grade securities. For these reasons, your investment in our company is subject to the following specific risks: increased price sensitivity to a deteriorating economic environment; greater risk of loss due to default or declining credit quality; adverse company specific events are more likely to render the issuer unable to make interest and/or principal payments; and if a negative perception of the lower grade debt market develops, the price and liquidity of lower grade securities may be depressed. This negative perception could last for a significant period of time.

Our investments in private and middle-market portfolio companies are risky, and we could lose all or part of our investment.

Investment in private and middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and we rely on the ability of OFS Advisor’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, our executive officers, directors and OFS Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

If the assets securing the loans that we make decrease in value, then we may lack sufficient collateral to cover losses.

We will at times take a security interest in the available assets of our portfolio companies, including the equity interests of their subsidiaries and, in some cases, the equity interests of our portfolio companies held by their shareholders. There is a risk that the collateral securing these types of loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of a portfolio company to raise additional capital. In some circumstances, our lien could be subordinated to claims of other creditors. Additionally, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for these types of loans. Moreover, in the case of certain of our investments, we do not have a first lien position on the collateral. Consequently, the fact that a loan may be secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Our equity ownership in a portfolio company may represent a control investment. Our ability to exit a control investment in a timely manner could result in a realized loss on the investment.

If we obtain a control investment in a portfolio company, our ability to divest ourselves from a debt or equity investment could be restricted due to illiquidity in a private stock, limited trading volume on a public company’s stock, inside information on a company’s performance, insider blackout periods, or other factors that could prohibit us from disposing of the investment as we would if it were not a control investment. Additionally, we may choose not to take certain actions to protect a debt investment in a control investment portfolio company. As a result, we could experience a decrease in the value of our portfolio company holdings and potentially incur a realized loss on the investment.

We may suffer a loss if a portfolio company defaults on a loan and the underlying collateral is not sufficient.

In the event of a default by a portfolio company on a secured loan, we will only have recourse to the assets collateralizing the loan. If the underlying collateral value is less than the loan amount, we will suffer a loss.

In the event of bankruptcy of a portfolio company, we may not have full recourse to its assets in order to satisfy our loan, or our loan may be subject to equitable subordination. In addition, certain of our loans are subordinate to other debt of the portfolio company. If a portfolio company defaults on our loan or on debt senior to our loan, or in the event of a portfolio company bankruptcy, our loan will be satisfied only after the senior debt receives payment. Where debt senior to our loan exists, the presence of inter-creditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill” periods) and control decisions made in bankruptcy proceedings relating to the portfolio company. Bankruptcy and portfolio company litigation can significantly increase collection losses and the time needed for us to acquire the underlying collateral in the event of a default, during which time the collateral may decline in value, causing us to suffer losses.

If the value of collateral underlying our loan declines or interest rates increase during the term of our loan, a portfolio company may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Decreasing collateral value and/or increasing interest rates may hinder a portfolio company’s ability to refinance our loan because the underlying collateral cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay our loan at maturity, we could suffer a loss which may adversely impact our financial performance.

The lack of liquidity in our investments may adversely affect our business.

All of our assets are presently invested in illiquid securities, and a substantial portion of our investments in leveraged companies is subject to legal and other restrictions on resale or is otherwise less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, OFS Advisor, OFSAM or any of its other affiliates have material nonpublic information regarding such portfolio company.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our board of directors. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:

•	a comparison of the portfolio company’s securities to publicly traded securities;
•	the enterprise value of a portfolio company;
•	the nature and realizable value of any collateral;
•	the portfolio company’s ability to make payments and its earnings and discounted cash flow;
•	the markets in which the portfolio company does business; and
•	changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

We are a non-diversified management investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified management investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Our portfolio may be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

Although we believe our portfolio is well-diversified across companies and industries, our portfolio is and may in the future be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.

We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.

Although we generally do not expect to make investments in companies or securities that OFS Advisor determines to be distressed investments, we may hold debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings or experience similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by an issuer may adversely and permanently affect the issuer. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:

•	increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;
•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
•	preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements or the desire to maintain our RIC status. Our ability to make follow-on investments may also be limited by OFS Advisor’s allocation policy.

Because we generally do not hold controlling equity interests in our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We generally do not hold controlling equity positions in our portfolio companies. For portfolio companies in which we do not hold a controlling equity interest, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or shareholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We have invested a substantial portion of our capital in senior secured, unitranche, second-lien and mezzanine loans issued by our portfolio companies. The portfolio companies may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we make to portfolio companies may be secured on a second-priority basis by the same collateral securing first-priority debt of such companies. The senior secured liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first-priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second-priority liens after payment in full of all obligations secured by the first-priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second-priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, would only have an unsecured claim against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with more senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first-priority liens:

•	the ability to cause the commencement of enforcement proceedings against the collateral;
•	the ability to control the conduct of such proceedings;
•	the approval of amendments to collateral documents;
•	releases of liens on the collateral; and
•	waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

If we make subordinated investments, the obligors or the portfolio companies may not generate sufficient cash flow to service their debt obligations to us.

We make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.

The disposition of our investments may result in contingent liabilities.

A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate, or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.

Our investments in the healthcare industry are subject to extensive government regulation, litigation risk and certain other risks particular to that industry.

We invest in companies in the healthcare industry that are subject to extensive regulation by the Food and Drug Administration, or the FDA, and to a lesser extent, other federal, state and other foreign agencies. If any of these portfolio companies fail to comply with applicable regulations, they could be subject to significant penalties and claims that could materially and adversely affect their operations. Portfolio companies that produce medical devices or drugs are subject to the expense, delay and uncertainty of the regulatory approval process for their products and, even if approved, these products may not be accepted in the marketplace. In addition, governmental budgetary constraints effecting the regulatory approval process, new laws, regulations or judicial interpretations of existing laws and regulations might adversely affect a portfolio company in this industry. Changes in healthcare or other laws and regulations applicable to the businesses of some of our portfolio companies may occur that could increase their compliance and other costs of doing business, require significant systems enhancements, or render their products or services less profitable or obsolete, any of which could have a material adverse effect on their results of operations. Portfolio companies in the healthcare industry may also have a limited number of suppliers of necessary components or a limited number of manufacturers for their products, and therefore face a risk of disruption to their manufacturing process if they are unable to find alternative suppliers when needed. Any of these factors could materially and adversely affect the operations of a portfolio company in the healthcare industry and, in turn, impair our ability to timely collect principal and interest payments owed to us and adversely affect the value of these portfolio companies.

Our investments in Internet and software companies are subject to many risks, including regulatory concerns, litigation risks and intense competition.

Our investments in Internet and software companies are subject to substantial risks. For example, our portfolio companies face intense competition since their businesses are rapidly evolving and intensely competitive, and are subject to changing technology, shifting user needs, and frequent introductions of new products and services. Internet and software companies have many competitors in different industries, including general purpose search engines, vertical search engines and e-commerce sites, social networking sites, traditional media companies, and providers of online products and services. Potential competitors to our portfolio companies in the Internet and software industries range from large and established companies to emerging start-ups. Further, such companies are subject to laws that were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The laws that do reference the Internet are being interpreted by the courts, but their applicability and scope remain uncertain. For example, the laws relating to the liability of providers of online services are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign laws for defamation, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted by a company’s users, a company’s products and services, or content generated by a company’s users. Further, the growth of Internet and software companies into a variety of new fields implicate a variety of new regulatory issues and may subject such companies to increased regulatory scrutiny, particularly in the U.S. and Europe. As a result, these portfolio company investments face considerable risk. This could, in turn, materially adversely affect the value of the Internet and software companies in our portfolio.

Our base management fee may induce OFS Advisor to cause us to incur leverage.

Our base management fee is payable based upon our total assets, other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity. This fee structure may encourage OFS Advisor to cause us to borrow money to finance additional investments. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor holders of our common stock. Given the subjective nature of the investment decisions made by OFS Advisor on our behalf, our board of directors may not be able to monitor this potential conflict of interest effectively.

Our incentive fee may induce OFS Advisor to make certain investments, including speculative investments.

The incentive fee payable by us to OFS Advisor may create an incentive for OFS Advisor to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to OFS Advisor is determined may encourage OFS Advisor to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor our shareholders.

OFS Advisor receives an incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, OFS Advisor may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to OFS Advisor with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our shareholders will bear his or her share of the management and incentive fee of OFS Advisor as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest. For example, by virtue of our investment in OFS Capital WM, our shareholders indirectly incur management fees payable to the loan manager of the OFS Capital WM portfolio prior to the May 28, 2015, sale of senior secured debt investments with an aggregate principal balance of approximately $67.8 million by the Company and OFS Capital WM to Madison Capital Funding LLC (“Madison”) (the “WM Asset Sale”) (see “Financial Condition, Liquidity and Capital Resources — WM Asset Sale and Related Transactions”).

Our board of directors is charged with protecting our interests by monitoring how OFS Advisor addresses these and other conflicts of interests associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors will periodically review OFS Advisor’s services and fees. In connection with these reviews, our independent directors will consider whether our fees and expenses (including those related to leverage) remain appropriate.

OFS Advisor’s liability is limited under the Investment Advisory Agreement, and we have agreed to indemnify OFS Advisor against certain liabilities, which may lead OFS Advisor to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement, OFS Advisor will not assume any responsibility to us other than to render the services called for under that agreement, and it will not be responsible for any action of our board of directors in following or declining to follow OFS Advisor’s advice or recommendations. Under the terms of the Investment Advisory Agreement, OFS Advisor and its affiliates’ respective officers, directors, members, managers, shareholders and employees will not be liable to us, any subsidiary of ours, our directors, our shareholders or any subsidiary’s shareholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement. In addition, we have agreed to indemnify OFS Advisor and its affiliates’ respective officers, directors, members, managers, shareholders and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement. These protections may lead OFS Advisor to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities.

The 1940 Act generally requires that 70% of our investments be in issuers each of whom is organized under the laws of, and has its principal place of business in, any state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other possession of the United States. Our investment strategy does not presently contemplate investments in securities of non-U.S. companies. We expect that these investments would focus on the same junior debt securities investments that we make in U.S. middle-market companies and accordingly would be complementary to our overall strategy and enhance the diversity of our holdings. Investing in securities of emerging market issuers involves many risks, including economic, social, political, financial, tax and security conditions in the emerging market, potential inflationary economic environments, regulation by foreign governments, different accounting standards and political uncertainties. Economic, social, political, financial, tax and security conditions also could negatively affect the value of emerging market companies. These factors could include changes in the emerging market government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities and the possibility of fluctuations in the rate of exchange between currencies.

Engaging in either hedging transactions or investing in foreign securities would entail additional risks to our shareholders. We could, for example, use instruments such as interest rate swaps, caps, collars and floors and, if we were to invest in foreign securities, we could use instruments such as forward contracts or currency options and borrow under a credit facility in currencies selected to minimize our foreign currency exposure. In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price.

While we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities would likely fluctuate as a result of factors not related to currency fluctuations.

We may not realize gains from our equity investments.

When we invest in senior secured, unitranche, second-lien and mezzanine loans, we may acquire warrants or other equity securities of portfolio companies as well. We also invest in equity securities directly. To the extent we hold equity investments, except as described below, we will attempt to dispose of them and realize gains upon our disposition of them. However, the equity interests we receive may not appreciate in value and may decline in value. As a result, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. In the case of SBIC I LP, our wholly-owned subsidiary, we will not receive direct benefits from the sale of assets in their portfolios. Rather, our return on our investment in such assets will depend on the ability of SBIC I LP’s portfolio to generate cash flow in excess of payments required, as appropriate, to be made to other parties under the terms of the SBA debentures, and distribution, subject to SBA regulation, of the excess to us.

Uncertainty relating to the London Interbank Offered Rate (“LIBOR”) calculation process may adversely affect the value of our portfolio of LIBOR-indexed, floating-rate debt securities.

Concerns have been publicized that some of the member banks surveyed by the British Bankers’ Association (“BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. Uncertainty as to the nature of such potential changes may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of our portfolio of LIBOR-indexed, floating-rate debt securities.

Risks Related to Our Securities

There is a risk that shareholders may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.

We have made distributions on a quarterly basis to our shareholders out of assets legally available for distribution. We cannot assure shareholders that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this Registration Statement. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions.

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor’s basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain. A return of capital is a return to shareholders of a portion of their original investment in us rather than income or capital gains. See “Material U.S. Federal Income Tax Considerations.”

The market price of our common stock may fluctuate significantly.

As with any stock, the market price of our common stock will fluctuate with market conditions and other factors. The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	exclusion of our common stock from certain market indices, such as the Russell 2000 Financial Services Index, which could reduce the ability of certain investment funds to own our common stock and put short-term selling pressure on our common stock;
•	changes in regulatory policies or tax guidelines, particularly with respect to RICs, SBICs or BDCs;
•	loss of RIC or BDC status;
•	failure of SBIC I LP to maintain its status as an SBIC;
•	changes or perceived changes in earnings or variations in operating results;
•	changes or perceived changes in the value of our portfolio of investments;
•	changes in accounting guidelines governing valuation of our investments;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•	departure of OFS Advisor’s, OFSC’s or any of their affiliates’ key personnel;
•	operating performance of companies comparable to us;
•	general economic trends and other external factors; and
•	loss of a major funding source.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

The shares of our common stock beneficially owned by our principal shareholders are generally available for resale, subject to the provisions of Rule 144 promulgated under the Securities Act. Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Certain provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Delaware General Corporation Law, our certificate of incorporation and our bylaws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our articles of incorporation dividing our board of directors into three classes with the term of one class expiring at each annual meeting of shareholders. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price of our common stock.

Our common stock may trade below its net asset value per share, which limits our ability to raise additional equity capital.

If our common stock is trading below its net asset value per share, we will generally not be able to issue additional shares of our common stock at its market price without first obtaining the approval for such issuance from our shareholders and our independent directors. Shares of BDCs, including shares of our common stock, have traded at discounts to their net asset values. As of December 31, 2015, our net asset value per share was $14.76. The daily average closing price of our shares on the NASDAQ Global Select Market for the year ended December 31, 2015 was $11.54. If our common stock trades below net asset value, the higher the cost of equity capital may result in it being unattractive to raise new equity, which may limit our ability to grow. The risk of trading below net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether shares of our common stock will trade above, at or below our net asset value.

If we issue preferred stock, debt securities or convertible debt securities, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock, debt securities or convertible debt would likely cause the net asset value and market value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This decline in net asset value would also tend to cause a greater decline in the market price for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios which may be required by the preferred stock, debt securities, convertible debt or units or of a downgrade in the ratings of the preferred stock, debt securities, convertible debt or units or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. If we do not maintain our required asset coverage ratios, we may not be permitted to declare dividends. In order to counteract such an event, we might need to liquidate investments in order to fund redemption of some or all of the preferred stock, debt securities or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt or any combination of these securities. Holders of preferred stock, debt securities or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock that we may issue will have the right to elect members of the board of directors and have class voting rights on certain matters.

The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes.

Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.

In the event we issue subscription rights, shareholders who do not fully exercise their subscription rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of such rights offering.

In addition, if the subscription price is less than the net asset value per share of our common stock, then our shareholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of a rights offering or what proportion of the shares will be purchased as a result of such rights offering. Such dilution could be substantial.

The trading market or market value of our publicly issued debt securities may fluctuate.

Our publicly issued debt securities may or may not have an established trading market. We cannot assure you that a trading market for our publicly issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our publicly issued debt securities. These factors include, but are not limited to, the following:

•	the time remaining to the maturity of these debt securities;
•	the outstanding principal amount of debt securities with terms identical to these debt securities;
•	the ratings assigned by national statistical ratings agencies;
•	the general economic environment;
•	the supply of debt securities trading in the secondary market, if any;
•	the redemption or repayment features, if any, of these debt securities;
•	the level, direction and volatility of market interest rates generally; and
•	market rates of interest higher or lower than rates borne by the debt securities.

You should also be aware that there may be a limited number of buyers when you decide to sell your debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

If your debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if your debt securities are subject to mandatory redemption, we may be required to redeem your debt securities also at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as your debt securities being redeemed.

Our credit ratings may not reflect all risks of an investment in our debt securities.

Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to factors previously identified elsewhere in this prospectus, including the “Risks” section of this prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	the introduction, withdrawal, success and timing of business initiatives and strategies;
•	changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the value of our assets;
•	the relative and absolute investment performance and operations of our investment adviser;
•	the impact of increased competition;
•	the impact of future acquisitions and divestitures;
•	the unfavorable resolution of legal proceedings;
•	our business prospects and the prospects of our portfolio companies;
•	the impact, extent and timing of technological changes and the adequacy of intellectual property protection;
•	the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to us or OFS Advisors;
•	the ability of OFS Advisors to identify suitable investments for us and to monitor and administer our investments;
•	our contractual arrangements and relationships with third parties;
•	any future financings by us;
•	the ability of OFS Advisors to attract and retain highly talented professionals;
•	fluctuations in foreign currency exchange rates; and
•	the impact of changes to tax legislation and, generally, our tax position.

This prospectus and any prospectus supplement, and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act or Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities for general corporate purposes, which include investing in debt and equity securities, repayment of any outstanding indebtedness, acquisitions and other general corporate purposes. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such offering.

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within twelve months, but in no event longer than two years, depending on the availability of attractive opportunities and market conditions. However, there can be no assurance that we will be able to achieve this goal.

Pending such uses and investments, we will invest the remaining net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. The management fee payable by us to our investment adviser will not be reduced while our assets are invested in such securities. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of any offering, pending full investment, are held in lower yielding short-term instruments.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock, traded on the NASDAQ Global Select Market under the symbol “OFS,” began trading on November 8, 2012. The following table sets forth the range of high and low sales prices of our common stock as reported on the NASDAQ Global Market, the sales price as a percentage of net asset value and the distributions declared by us for each fiscal quarter. The stock quotations are interdealer quotations and do not include markups, markdowns or commissions.

			Closing Price Range		Premium or Discount of High Sales Price to NAV(2)	Premium or Discount of Low Sales Price to NAV(2)	Cash Distributions per Share(3)
	NAV(1)		High	Low
Fiscal 2016
Second Quarter (through April 14, 2016)		*	$13.52	$12.37	*	*		**
First Quarter		*	13.07	9.98	*	*	$0.34
Fiscal 2015
Fourth Quarter	$14.76		$11.72	$10.11	-20.6%	-31.5%	$0.34
Third Quarter	14.46		12.17	10.00	-15.8%	-30.8%	0.34
Second Quarter	14.66		12.50	11.75	-14.7%	-19.8%	0.34
First Quarter	14.24		12.44	11.20	-12.6%	-21.3%	0.34
Fiscal 2014
Fourth Quarter	14.24		12.45	11.26	-12.6%	-20.9%	0.34
Third Quarter	14.22		13.11	12.07	-7.8%	-15.1%	0.34
Second Quarter	14.17		13.00	12.30	-8.3%	-13.2%	0.34
First Quarter	14.45		13.37	11.92	-7.5%	-17.5%	0.34

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	Calculated as of the respective high or low sales price divided by NAV.
(3)	The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The return of capital portion of each distribution as of December 31, 2015 and 2014 was $0.23 and $0.72, respectively. The tax attribute of our distribution made during the first quarter of 2016 has not been determined.
*	NAV for this period has not been determined.
**	Cash distributions per share for the quarter ended June 30, 2016 have not been determined.

The last reported price for our common stock on April 14, 2016 was $12.86 per share. We were added to the NASDAQ Global Select Market beginning January 2, 2014. As of April 14, 2016, there were two holders of record of the common stock, one of which was OFSAM. The other holder of record does not identify shareholders for whom shares are held beneficially in “nominee” or “street name.”

Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term is separate and distinct from the risk that our net asset value will decrease. At times, our shares of common stock have traded at a premium to net asset value and at times our shares of common stock have traded at a discount to the net assets attributable to those shares. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value.

Distributions

We are taxed as a RIC under the Code. Generally, a RIC is entitled to deduct dividends it pays to its shareholders from its income to determine “taxable income.” Taxable income includes our taxable interest, dividend and fee income, and taxable net capital gains. Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation, as gains or losses are not included in taxable income until they are realized. In addition, gains realized for financial reporting purposes may differ from gains included in taxable income as a result of our election to recognize gains using installment sale treatment, which generally result in the deferment of gains for tax purposes until notes or other amounts, including amounts held in escrow, received as consideration from the sale of investments are collected in cash. Taxable income includes non-cash income, such as changes in accrued and reinvested interest and dividends, which includes contractual PIK interest and PIK dividends, and the amortization of discounts and fees. Cash collections of income resulting from contractual PIK interest or PIK dividends generally occur at the end of the term of a loan or an equity security. Non-cash taxable income is reduced by non-cash expenses, such as realized losses and depreciation, and amortization expense.

Our board of directors will maintain a variable dividend policy with the objective of distributing four quarterly distributions in an amount that approximates 90 – 100% of our taxable quarterly income or potential annual income for a particular year. In addition, at the end of the year, we may also pay an additional special dividend, or fifth dividend, such that we may distribute approximately all of our annual taxable income in the year it was earned, while maintaining the option to spill over our excess taxable income.

The following table summarizes our distributions declared and paid on all shares to date (amount in thousands except per share data):

Date Declared	Record Date	Payment Date	Amount Per Share(2)	Total Amount
Fiscal 2016
March 7, 2016	March 17, 2016	March 31, 2016	$0.34	$		*
Fiscal 2015
December 2, 2015	December 17, 2015	December 31, 2015	$0.34		$3,295
August 6, 2015	September 16, 2015	September 30, 2015	0.34		3,289
May 4, 2015	June 16, 2015	June 30, 2015	0.34		3,286
March 4, 2015	March 17, 2015	March 31, 2015	0.34		3,281
Fiscal 2014
November 4, 2014	December 17, 2014	December 31, 2014	$0.34		$3,278
August 7, 2014	September 16, 2014	September 30, 2014	0.34		3,276
May 7, 2014	June 16, 2014	June 30, 2014	0.34		3,275
January 21, 2014	January 31, 2014	February 14, 2014	0.34		3,274
Fiscal 2013
September 25, 2013	October 17, 2013	October 31, 2013	$0.34		$3,273
June 25, 2013	July 17, 2013	July 31, 2013	0.34		3,272
March 26, 2013	April 17, 2013	April 30, 2013	0.34		3,269
Fiscal 2012
November 26, 2012(1)	January 17, 2013	January 31, 2013	$0.17		$1,628

(1)	Represents the distribution declared in the specified period, which, if prorated for the number of days remaining in the fourth quarter after our IPO in November 2012, would have been $0.34 per share.
(2)	The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The return of capital portion of each distribution as of December 31, 2015, 2014, and 2013 (which includes the distribution declared on November 26, 2012) was $0.23, $0.72, and $0.40, respectively.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of our status as a regulated investment company. We cannot assure shareholders that they will receive any distributions at a particular level.

Distributions in excess of our current and accumulated earnings and profits generally are treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions are treated as a capital gain. The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year; therefore, a determination made on a quarterly basis may not be representative of the tax attributes of our annual distributions to shareholders. For the distribution paid during the year ended December 31, 2015, out of the approximately $13.2 million in distribution, approximately 83% represented ordinary income and 17% represented a return of capital.

Each year a statement on Form 1099-DIV identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus, which is a nontaxable distribution) is mailed to our U.S. shareholders. To the extent our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to our shareholders.

We maintain an “opt-out” dividend reinvestment plan for our common shareholders. As a result, if we declare a dividend, cash dividends will be automatically reinvested in additional shares of our common stock unless the shareholder specifically “opts out” of the dividend reinvestment plan and chooses to receive cash dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the Selected Consolidated Financial Data and our Financial Statements and notes thereto appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” appearing elsewhere herein.

Overview

We are an externally managed, closed-end, non-diversified management investment company. Our investment objective is to provide our shareholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. Our investment strategy focuses primarily on investments in middle-market companies in the United States. We use the term “middle-market” to refer to companies that may exhibit one or more of the following characteristics: number of employees between 150 and 2,000; revenues between $15 million and $300 million; annual earnings before interest, taxes, depreciation and amortization, or EBITDA, between $3 million and $50 million; generally, private companies owned by private equity firms or owners/operators; and enterprise value between $10 million and $500 million. For additional information about how we define the middle-market, see “General — Investment Criteria/Guidelines.”

As of December 31, 2015, our investment portfolio consisted of outstanding loans of approximately $228.8 million in aggregate principal amount in 38 portfolio companies and equity investments of approximately $32.6 million, at fair value. As of December 31, 2015, 62% of our investment portfolio was comprised of senior secured loans, 25% of subordinated loans and 13% of equity investments, at fair value.

While our investment strategy focuses primarily on middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other equity securities, we also may invest up to 30% of our portfolio in opportunistic investments of non-eligible portfolio companies. Specifically, as part of this 30% basket, we may consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act and in advisers to similar investment funds, as well as in debt of middle-market companies located outside of the United States and debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act.

Our investment strategy includes OFS SBIC I LP (“SBIC I LP”), which received a license under the U.S. Small Business Administration (“SBA”) Small Business Investment Company program, in May 2012. The SBIC license allows SBIC I LP to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA leverage funding is subject to SBIC I LP’s payment of certain fees to the SBA, and the ability of SBIC I LP to draw on the leverage commitment is subject to its compliance with SBA regulations and policies, including an audit by the SBA. For additional information regarding the regulation of SBIC I LP, see “— Regulation — Small Business Investment Company Regulations.”

In January 2015, we filed an application with the SBA for a second SBIC license, which, if approved, would provide up to $75.0 million in additional SBA debentures for the funding of our future investments upon our contribution of at least $37.5 million in additional regulatory capital and subject to the issuance of a leverage commitment by the SBA and other customary procedures. There can be no assurance as to whether or when this application will be approved by the SBA.

On a stand-alone basis, SBIC I LP held approximately $248.6 million and $215.7 million in assets at December 31, 2015 and December 31, 2014, respectively, which accounted for approximately 83% and 63% of our total consolidated assets at December 31, 2015 and December 31, 2014, respectively.

Our investment activities are managed by OFS Capital Management, LLC (“OFS Advisor”) and supervised by our board of directors, a majority of whom are independent of us, OFS Advisor and its affiliates. Under the investment advisory agreement between us and OFS Advisor (the “Investment Advisory Agreement”) we have agreed to pay OFS Advisor an annual base management fee based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) as well as an incentive fee based on our investment performance. We have elected to exclude from the base management fee calculation any base management fee that would be owed in respect of the intangible asset and goodwill resulting from our acquisitions of the remaining ownership interests in SBIC I LP and SBIC I GP on December 4, 2013. We have also entered into an administration agreement (“Administration Agreement”) with OFS Capital Services, LLC (“OFS Services”). Under our Administration Agreement, we have agreed to reimburse OFS Services for our allocable portion (subject to the review and approval of our independent directors) of overhead and other expenses incurred by OFS Services in performing its obligations under the Administration Agreement.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our assets, as defined by the 1940 Act, are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant Securities and Exchange Commission (“SEC”) rules, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million, in each case organized in the United States.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to 50% of our asset base). We may borrow money when the terms and conditions available are favorable to do so and are aligned with our investment strategy and portfolio composition. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.

We have elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”). To qualify as a RIC, we must, among other things, meet certain source-of-income and assets diversification requirements. Pursuant to these elections, we generally will not have to pay corporate-level taxes on any income we distribute to our shareholders.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following items as critical accounting policies:

Valuation of Portfolio Investments.

The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded.

Our investments are carried at fair value in accordance with the 1940 Act and ASC Topic 820. At December 31, 2015, all of our investments in portfolio companies that are valued at fair value by our board of directors. Value, as defined in Section 2(a)(41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value as determined in good faith by the board of directors. Our debt and equity securities are primarily comprised of investments in middle market companies whose securities are not publicly traded. Our investments in these portfolio companies are generally considered Level 3 assets under ASC Topic 820 because the inputs used to value the investments are generally unobservable. As such, we value substantially all of our investments at fair value as determined in good faith by our board of directors pursuant to a consistent valuation policy in accordance with the provisions of ASC Topic 820 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by our board of directors may differ significantly from the value that would have been used had a readily available market existed for such investments, and the differences could be material.

Revenue Recognition.  Our revenue recognition policies are as follows:

Interest Income:  Interest income, adjusted for amortization of premium and accretion of discounts, is recorded on an accrual basis. Recognized interest income, if payable monthly or quarterly, is reported as interest receivable until collected. Recognized interest income due at maturity or at another stipulated date (“PIK interest”) is recorded as an adjustment to the cost basis of the investment. We accrue interest income until events occur that place a loan into a non-accrual status (see below). Loan origination fees, original issue discount (“OID”), market discount or premium, and loan amendment fees (collectively, “net loan origination fees”) are capitalized, and we accrete or amortize such amounts as additional interest income over the life of the loan using a method that approximates the effective interest method. When the Company receives a loan principal payment, the OID related to the paid principal is accelerated and recognized in interest income. Unamortized OID is recorded as an adjustment to the cost basis of the investment and unamortized loan amendment fees are reported as deferred loan fee revenue. All other interest income is recognized as contractually earned. Further, in connection with our debt investments, we may receive warrants or similar equity-related securities (“Warrants”). We determine the cost basis of Warrants based upon their fair values on the date of receipt relative to the total fair value of the debt and Warrants received. Any resulting difference between the face amount of the debt and its recorded cost resulting from the assignment of value to the Warrants is treated as OID, and accreted into interest income as described above.

Unamortized net loan origination fees on debt investments were $1.9 million and $3.7 million as of December 31, 2015 and 2014, respectively. We recognized net loan origination fee income of $2.3 million, $1.5 million, and $1.5 million for the years ended December 31, 2015, 2014, and 2013, respectively. We recognized PIK interest income of $1.2 million, $0.7 million, and $37 thousand for the years ended December 31, 2015, 2014, and 2013, respectively. To maintain its status as a RIC, we include non-cash interest income in the amounts that must be distributed to shareholders.

Dividend Income:  Dividend income on common stock, generally payable in cash, is recorded at the time dividends are declared. Dividend income on preferred equity securities accrued as earned. Dividends on preferred equity securities may be payable in cash or in additional preferred securities, and are generally not payable unless declared or upon liquidation. Declared dividends payable in cash are reported as dividend receivables until collected. Dividends payable in additional preferred securities or contractually earned but not declared (“PIK dividends”) are recorded as an adjustment to the cost basis of the investment. We discontinue accrual of PIK dividends on preferred equity securities when we determine that the dividend may not be collectible. We assess the collectability of the PIK dividends based on factors including the fair value of the preferred equity security, the valuation of the portfolio company’s enterprise value, and proceeds expected to be received over the life of the investment. Distributions received from common or preferred equity securities that do not qualify as dividend income are recorded as return of capital and a reduction in the cost basis of the investment. In addition, we may receive cash distributions from portfolio companies that are taxed as flow-through entities. Each distribution is evaluated to determine whether it should be recorded as income or as a return of capital. Generally, we will not record distributions from investments taxed as flow through entities as income unless there are sufficient accumulated tax-basis earning and profits prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. We recognized preferred dividend income of $1.3 million, $0.6 million, and $9 thousand, of which $1.1 million, $0.4 million, and $-0-, respectively, was contractually earned but not declared for the years ended December 31, 2015, 2014, and 2013. We recognized common stock dividends of $0.1 million for the year ended December 31, 2015. We did not recognize common stock dividends during the years ended December 31, 2014 and 2013.

Fee Income:  We generate revenue in the form of commitment, structuring or due diligence fees, fees for providing managerial assistance, consulting fees, and other contractual fees. Such revenue is recognized as the related services are rendered. Prepayment penalties for debt instruments repaid prior to their stated maturity are recorded as income upon receipt.

Net Realized and Unrealized Gain or Loss on Investments:  Investment transactions are reported on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the cost basis of the investment, without regard to unrealized gains or losses as of the date of disposition. Investments are reported at fair value as determined by our Board. After recording all appropriate interest, dividend, and other income, some of which is recorded as an adjustment to the cost basis of the investment as described above, we report changes in the fair value of investments as a component of the net changes in unrealized appreciation/depreciation on investments in the consolidated statements of operations.

Non-accrual loans:  Loans on which the accrual of interest income has been discontinued are designated as non-accrual loans, and non-accrual loans are further classified as and accounted for under either a non-accrual cash method or a non-accrual cost recovery method. Loans are generally placed on non-accrual status when a loan either: (i) is delinquent for 90 days or more on principal or interest according to contractual terms of the loan (unless well secured and in the process of collection), or (ii) in the opinion of management, there is reasonable doubt about its collectability. When loans are placed on non-accrual status, all interest previously accrued but not collected interest, other than PIK interest that has been contractually added to the principal balance prior to the designation date, is reversed against current period interest income. Interest payments subsequently received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Interest accruals are resumed on non-accrual loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest. At December 31, 2014, our investment in Strata Pathology, Inc. (“Strata”) was our sole investment designated as a non-accrual loan, and was carried with an aggregate fair value and amortized cost of $0.8 million and $4.0 million, respectively. On October 2, 2015, we accepted a cash payment of $0.1 million as full satisfaction of the loan. In connection with the Strata settlement, we realized a fourth quarter loss of $3.9 million and reversed $3.2 million of previously recognized unrealized depreciation.

Portfolio Composition and Investment Activity

Portfolio Composition

The total fair value of our investments was $257.3 million and $312.2 million at December 31, 2015 and 2014, respectively. Our investment portfolio as of December 31, 2015 consisted of outstanding loans to 38 portfolio companies, totaling approximately $228.8 million in aggregate principal amount, of which 71% were senior secured loans, 29% were subordinated loans, and approximately $32.6 million were equity investments, at fair value, in 15 portfolio companies in which it also held debt investments and one portfolio company in which it solely held an equity investment. Our investment portfolio encompassed a broad range of geographical regions within the United States and industries. We had unfunded commitments of $3.8 million and $7.8 million to three portfolio companies and six portfolio companies at December 31, 2015 and 2014, respectively. Set forth in the tables and charts below is selected information with respect to our portfolio as of December 31, 2015 and 2014. The following table summarizes the composition of our investment portfolio as of December 31, 2015 and 2014.

	December 31, 2015			December 31, 2014
	Commitment	Outstanding Principal	Fair Value	Commitment	Outstanding Principal	Fair Value
	(Dollar amounts in thousands)			(Dollar amounts in thousands)
Senior secured term loan	$163,398	$163,398	$160,473	$252,971	$248,971	$241,773
Subordinated term loan	67,751	65,373	64,240	54,730	52,352	52,453
Senior secured revolver	1,094	—	(36)	1,094	—	(24)
Equity investments (at fair value)	32,983	N/A	32,619	18,396	N/A	18,032
	$265,226	$228,771	$257,296	$327,191	$301,323	$312,234
Total number of obligors	38	38	38	61	61	61

As of December 31, 2015 and 2014, our debt and equity investment portfolio’s three largest industries by commitment, which includes the fair value of equity investments, were Services: Business, Healthcare & Pharmaceuticals, and Metals & Mining, totaling approximately 57.5% and 52.6% of the investment portfolio, respectively. The following table summarizes our combined debt commitments and equity investment portfolio by industry as of December 31, 2015 and 2014.

	December 31, 2015		December 31, 2014
	Commitment	Percent	Commitment	Percent
	(Dollar amounts in thousands)		(Dollar amounts in thousands)
Aerospace & Defense	$15,344	5.8%	$18,100	5.5%
Banking, Finance, Insurance & Real Estate	21,826	8.2	27,216	8.3
Capital Equipment	4,551	1.7	7,741	2.4
Chemicals, Plastics & Rubber	4,791	1.8	17,580	5.4
Construction & Building	—	—	12,574	3.9
Consumer goods: Non-durable	22,615	8.5	1,319	0.4
Containers, Packaging & Glass	2,000	0.8	4,009	1.2
Energy: Oil & Gas	—	—	2,810	0.9
Environmental Industries	—	—	7,577	2.3
Healthcare & Pharmaceuticals	40,959	15.4	49,862	15.2
High Tech Industries	2,257	0.9	7,630	2.3
Hotel, Gaming & Leisure	3,000	1.1	—	—
Media: Advertising, Printing & Publishing	15,061	5.7	20,513	6.3
Media: Broadcasting & Subscription	—	—	3,592	1.1
Media: Diversified & Production	4,316	1.6	4,244	1.3
Metals & Mining	23,220	8.8	29,884	9.3
Retail	—	—	3,589	1.1
Services: Business	88,226	33.3	92,388	28.3
Services: Consumer	13,234	5.0	9,576	2.9
Telecommunications	3,826	1.4	6,987	2.1
	$265,226	100.0%	$327,191	100.0%

The following table provides a regional breakdown of our debt investment portfolio as of December 31, 2015 and 2014.

	December 31, 2015		December 31, 2014
	Commitment	Percent	Commitment	Percent
	(Dollar amounts in thousands)
South	$93,810	40.3%	$98,814	32.0%
Northeast	77,480	33.4	107,769	34.9
West	46,840	20.2	63,921	20.7
Midwest	14,113	6.1	38,291	12.4
Total	$232,243	100.0%	$308,795	100.0%

The following table provides a breakdown of our debt investment portfolio by yield and investment category as of December 31, 2015 and 2014.

	December 31,
	2015		2014
Yield to Fair Value	Senior Secured Debt	Subordinated Debt	Senior Secured Debt	Subordinated Debt
Less than 6%	—%	—%	11.3%	—%
6% – 7%	12.4	—	37.8	—
8% – 10%	27.0	—	26.3	—
Greater than 10%	60.6	100.0	24.6	100.0
Total	100.0%	100.0%	100.0%	100.0%
Weighted average yield	11.37%	13.60%	8.79%	13.12%

The weighted average yield to fair value of our debt investment portfolio was approximately 12.01% and 9.56% at December 31, 2015 and 2014, respectively. During 2015, we executed on our plan to shift from lower yielding debt investments into higher yielding debt investments, culminating upon the closing of the WM Asset Sale, which included the sale of senior secured debt investments with a weighted average yield of approximately 6.7%. The weighted average yield on debt investments at fair value is computed as (a) total annual stated interest on accruing loans plus the annualized accretion of OID and amortization of deferred loan fees divided by (b) total debt investments at fair value excluding assets on non-accrual basis. The weighted average yield on debt investments at fair value is computed as of the balance sheet date.

As of December 31, 2015 and 2014, floating rate loans comprised 59% and 73% of our debt investment portfolio, respectively, and fixed rate loans comprised 41% and 27% of our debt investment portfolio, respectively, as a percent of fair value.

Investment Activity

The following is a summary of our investment activity, presented on a principal (or cost for equity investments) basis, for the years ended December 31, 2015 and 2014 (in millions).

	Year ended December 31, 2015				Year ended December 31, 2014
	Debt Investments		Equity Investments		Debt Investments		Equity Investments
Investments in new portfolio companies	$67.3		$12.1		$142.2	(4)	$6.1
Investments in existing portfolio companies
Follow-on investments	7.2		—		5.3		0.5
Refinanced investments	38.1		—		9.4		—
Delayed draw funding	0.3		—		0.3		—
Total investments in existing portfolio companies	45.6		—		15.0		0.5
Total investments in nex and existing portfolio companies	$112.9		$12.1		$157.2		$6.6
Number of new portfolio company investments	12		5		19		4
Number of existing portfolio company investments	7		—		5		2
Proceeds/distributions from principal payments/equity investments	$96.1	(1)	$0.2		$79.6	(5)	$—
Proceeds from investments sold or redeemed	93.3	(2)	5.6	(3)	9.5	(6)	—
Total proceeds from principal payments, equity distributions and investments sold	$189.4		$5.8		$89.1		$—

(1)	Includes a cash payment of $0.1 million received in connection with the settlement of our Strata loan investment.

(2)	Includes $7.2 million of proceeds pertaining to a debt investment we sold in December 2014 and $67.3 million of proceeds pertaining to the WM Asset Sale.
(3)	Includes the sale or redemtpion of our equity interest in six portfolio companies which we realized a capital gain of approximately $2.3 million.
(4)	Received warrants and LLC membership interest in connection with three new debt investments valued at approximately $1.1 million.
(5)	Includes a $2.9 million principal payment received in connection with the Tangible Restructuring in December 2014 (see below for more details)
(6)	Includes approximately $4.9 million of proceeds received in connection with the partial sale of two debt investments and approximately $4.5 million for a debt investment sold in 2013. In addition, we sold a debt investment in December 2014 for approximately $7.2 million which was collected in January 2015.

On December 17, 2014, we restructured our investment in Tangible Software, Inc. (“Tangible”), a portfolio company in which we held a controlling interest prior to the restructuring (“Tangible Restructuring”). As a result of the restructuring, we received a cash payment of approximately $2.9 million, a new note with a fair value of approximately $2.5 million on the restructuring date, and a minority share of common stock in Tangible valued at zero on the restructuring date. In connection with the Tangible Restructuring, we recognized a realized loss of approximately $3.6 million. The post-restructured debt investment was deemed an accrual loan as of December 31, 2014 and categorized as an affiliate investment on our December 31, 2014 consolidated schedule of investments.

Our level of investment activity may vary substantially from period to period depending on various factors, including, but not limited to, the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity, the general economic environment and the competitive environment for the types of investments we make.

We categorize debt investments into seven risk categories based on relevant information about the ability of borrowers to service their debt. For additional information regarding our risk categories, see “The Company — Portfolio Review/Risk Monitoring.”

The following table shows the classification of our debt investments portfolio by credit rating as of December 31, 2015 and 2014:

	As of December 31,
	2015		2014
Credit Rating	Debt Investments, at Fair Value	% of Debt Investments	Debt Investments, at Fair Value	% of Debt Investments
	(Dollar amounts in thousands)
1	$—	0.0%	$—	0.0%
2	15,755	7.0%	13,646	4.6%
3	187,276	83.4%	272,387	92.6%
4	17,171	7.6%	7,368	2.5%
5	4,475	2.0%	—	0.0%
6	—	0.0%	801	0.3%
7	—	0.0%	—	0.0%
	$224,677	100.0%	$294,202	100.0%

At December 31, 2015 and 2014, we had one non-accrual loan with a fair value of approximately $0.8 (Phoenix Brands LLC) million and $0.8 million (Strata Pathology Services, Inc.), respectively.

Results of Operations

Key Financial Measures

The following is a discussion of the key financial measures that management employs in reviewing the performance of our operations.

Revenues.  We generate revenue in the form of interest income on debt investments, capital gains, and dividend income from our equity investments. Our debt investments typically have a term of three to eight years and bear interest at fixed and floating rates. As of December 31, 2015, floating rate and fixed rate loans comprised 59% and 41%, respectively, of our current debt investment portfolio; however, in accordance with our investment strategy, we expect that over time the proportion of fixed rate loans will increase. In some cases, our investments will provide for deferred interest or dividend payment, PIK interest, or PIK dividend, respectively, (meaning interest or dividend paid in the form of additional principal amount of the loan or equity security instead of in cash). In addition, we may generate revenue in the form of commitment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, OID, market discount or premium, and loan amendment fees are capitalized, and we accrete or amortize such amounts over the life of the loan as interest income. When we receive principal payments on a loan in an amount that exceeds its carrying value, we will also record the excess principal payment as income.

Expenses.  Our primary operating expenses include interest expense due under our outstanding borrowings, the payment of fees to OFS Advisor under the Investment Advisory Agreement, our allocable portion of overhead expenses under the Administration Agreement and other operating costs described below. Additionally, we will pay interest expense on any outstanding debt under any new credit facility or other debt instrument we may enter into. We will bear all other out-of-pocket costs and expenses of our operations and transactions, whether incurred by us directly or on our behalf by a third party, including:

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to making investments, including out-of-pocket fees and expenses associated with performing due diligence and reviews of prospective investments;
•	transfer agent and custodial fees;
•	out-of-pocket fees and expenses associated with marketing efforts;
•	federal and state registration fees and any stock exchange listing fees;
•	U.S. federal, state and local taxes;
•	independent directors’ fees and expenses;
•	brokerage commissions;
•	fidelity bond, directors’ and officers’ liability insurance and other insurance premiums;
•	direct costs, such as printing, mailing and long-distance telephone;
•	fees and expenses associated with independent audits and outside legal costs;
•	costs associated with our reporting and compliance obligations under the 1940 Act and other applicable U.S. federal and state securities laws; and
•	other expenses incurred by either OFS Services or us in connection with administering our business, including payments under the Administration Agreement that will be based upon our allocable portion (subject to policies reviewed and approved by our board of directors) of overhead.

We do not believe that our historical operating performance is necessarily indicative of our future results of operations that we expect to report in future periods. We are primarily focused on investments in middle-market companies in the United States, including debt investments and, to a lesser extent, equity investments, including warrants and other minority equity securities, which differs to some degree from our historical investment concentration, in senior secured loans to middle-market companies in the United States. Moreover, as a BDC and a RIC, we will also be subject to certain constraints on our operations, including, but not limited to, limitations imposed by the 1940 Act and the Code. In addition, SBIC I LP is subject to regulation and oversight by the SBA. For the reasons described above, the results of operations described below may not necessarily be indicative of the results we expect to report in future periods.

Net increase in net assets resulting from operations can vary substantially from period to period for various reasons, including the recognition of realized gains and losses and unrealized appreciation and depreciation. As a result, annual comparisons of net increase in net assets resulting from operations may not be meaningful.

Comparison of years ended December 31, 2015, 2014, and 2013

Consolidated operating results for the years ended December 31, 2015, 2014, and 2013 are as follows:

	2015	2014	2013
	(Amounts in thousands)
Total investment income	$32,264	$22,820	$17,070
Total expenses	18,853	13,685	11,352
Net investment income	13,411	9,135	5,718
Net gain on investments	4,820	805	1,957
Net increase in net assets resulting from operations	$18,231	$9,940	$7,675

Investment Income

	2015	2014	2013
	(Amounts in thousands)
Interest income
Senior secured term loan	$20,038	$18,410	$16,822
Subordinated term loan	8,932	2,926	105
Total interest income	28,970	21,336	16,927
Dividend income	1,361	570	9
Fee income	1,933	914	134
Total investment income	$32,264	$22,820	$17,070

Comparison of Investment Income for the Years Ended December 31, 2015 and 2014:

Interest Income:

Interest income increased by $7.6 million, or 36%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to the increase in our average portfolio yield.

Dividend Income:

We generated dividend income of $1.4 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively. The increase of $0.8 million was primarily due to a full year recognition of PIK dividends in 2015 from equity investments purchased in 2014.

Fee Income:

We generated fee income of $1.9 million and $0.9 million for the years ended December 31, 2015 and 2014, respectively. The increase of $1.0 million was primarily due to an increase in prepayment fees received which are earned when a portfolio company repays its debt obligation prior to maturity. We did not recognize any prepayment fees during the year ended December 31, 2014.

Comparison of Investment Income for the Years Ended December 31, 2014 and 2013:

Interest Income:

Interest income increased by $4.4 million, or 26%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase is due to the inclusion of interest income for SBIC I LP for the full year of 2014 compared to the period December 5, 2013 to December 31, 2013 in 2013. See “— Notes to Consolidated Financial Statements — Note 5.” On a pro forma basis that includes SBIC I LP’s income for the year ended December 31, 2013, in the 2013 results of the Company, interest income increased by $731 thousand or 4%.

Dividend Income:

We generated dividend income of $0.6 million and $9 thousand for the year ended December 31, 2014 and 2013, respectively. The increase of $0.6 million was primarily due to an increase in PIK dividend income earned but not declared. While not consolidated with us from January 1, 2013 through December 4, 2013, SBIC I LP had dividend income of approximately $0.1 million for that period.

Fee Income:

We generated fee income of $0.9 million and $0.1 million for the year ended December 31, 2014 and 2013, respectively. The increase of $0.8 million was primarily due to an increase in structuring fees recognized in connection with the closing of certain of our investments. While not consolidated with us from January 1, 2013 through December 4, 2013, SBIC I LP had fee income of approximately $0.2 million for that period recognized in connection with providing managerial assistance to certain of its portfolio companies.

Expenses

	2015	2014	2013
	(Amounts in thousands)
Interest expense	$4,842	$4,224	$3,384
Amortization and write-off of deferred financing closing costs	2,117	1,354	965
Amortization of intangible asset	195	209	—
Management fees	5,225	2,916	3,435
Incentive fee	2,627	1,253	—
Professional fees	1,114	1,517	1,639
Administration fee	1,637	1,245	938
General and administrative expenses	1,096	967	991
Total expenses	$18,853	$13,685	$11,352

Significant expenses incurred by the Company involve transactions with related parties, specifically management fees, the incentive fee, and the administrative fee. See “Management and Other Agreements” and “— Notes to Consolidated Financial Statements — Note 6”.

Comparison of Expenses for the Years Ended December 31, 2015 and 2014:

Total expenses increased by $5.2 million, or 38%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Interest expense increased by $0.6 million for the year ended December 31, 2015, compared to the year ended December 31, 2014. The $0.6 million increase was due to an increase of $2.7 million in interest expense incurred on our SBA debentures, which was due to an increase of $99.5 million in the weighted average SBA debentures outstanding during 2015 compared to 2014. The increase in interest on our SBA dentures was offset by a decrease of approximately $2.1 million in interest expense on the WM Credit Facility, due to a decrease of approximately $66.9 million in weighted average borrowings on the facility in 2015 compared to 2014 driven by repayments throughout 2015, including termination of the facility on May 28, 2015.

Amortization and write-off of deferred financing closing costs increased by $0.8 million for the year ended December 31, 2015, compared to the year ended December 31, 2014. The increase was due to increased write-offs of $1.0 million in deferred financing closing costs in connection with permanent reductions of the WM Credit Facility, an increase of $0.2 million in amortization on the deferred financing closing costs incurred upon the draw of SBA debentures, offset by a decrease of $0.4 million in amortization of deferred financing closing costs on the WM Credit Facility due to a lower average balance of deferred financing closing costs in 2015 as a result of the permanent reductions made to the WM Credit Facility in 2015.

Management fee expense of $5.2 million for the year ended December 31, 2015, consisted of $4.9 million of base management fee expense we incurred to OFS Advisor and $0.3 million of loan management fee charged by MCF Capital Management, LLC, the loan manager for OFS Capital WM (see OFS Capital WM Credit Facility section below for more details). Management fee expense totaled $2.9 million for the year ended December 31, 2014, consisting of $2.2 million of base management fee expense we incurred to OFS Advisor and $0.7 million of loan management fee charged by MCF Capital Management, LLC. The base management fee to OFS Advisor increased by approximately $2.7 million, of which approximately $0.5 million was due to an increase in our average total assets during the year ended December 31, 2015 as compared to our average total assets during the year ended December 31, 2014 and approximately $2.2 million was due to the reset of our base management fee to 0.4375% per quarter effective January 1, 2015 as compared with 0.145833% effective April 1, 2014. The decrease of approximately $0.4 million of loan management fee charged by MCF Capital Management, LLC was due to a decreased amount of portfolio investments subject to the loan management fee during 2015 and the termination of the WM Credit Facility on May 28, 2015.

For the year ended December 31, 2015, we incurred an incentive fee expense to OFS Advisor in the amount of approximately $2.6 million, compared to the incentive fee expense of $1.3 million incurred for the year ended December 31, 2014. The increase of approximately $1.4 million was primarily a result of an increase in our pre-incentive fee net investment income for the applicable quarters during the year ended December 31, 2015, as compared with the year ended December 31, 2014.

Administrative fee expense increased by $0.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase in the allocable amount of the salary and incentives of our officers and their respective staffs, which OFS Services passed along to us under our administration agreement.

Comparison of Expenses for the Years Ended December 31, 2014 and 2013:

Total expenses increased by approximately $2.3 million, or 21%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013.

Interest expense increased by $0.8 million for the year ended December 31, 2014, compared to the year ended December 31, 2013, primarily due to $1.3 million of 2014 interest expense incurred on our SBA debentures (which we assumed in the December 2013 SBIC Acquisitions), offset by a 2014 decrease of $0.5 million in interest expense on the OFS Capital WM Credit Facility, due to a reduction in the interest rate and lower borrowings on the facility pursuant to the amendment to the OFS Capital WM Credit Facility in November 2013.

Amortization and write-off of deferred financing closing costs increased by $0.4 million for the year ended December 31, 2014, compared to the year ended December 31, 2013, primarily due to write-offs of deferred financing closing costs of $0.7 million in connection with our July and November 2014 amendments to the OFS Capital WM Credit Facility, versus a write-off of deferred financing closing costs of $0.3 million as a result of the termination of the Class B loan facility of OFS Capital WM in January 2013.

For the year ended December 31, 2014, we recorded $0.2 million of amortization expense of intangible asset related to the SBIC license, which was recognized by SBIC I LP upon closing of the SBIC Acquisitions. We are amortizing this intangible asset over its estimated useful life, which was determined to be approximately 13 years.

Management fee expense totaled $2.9 million for the year ended December 31, 2014, consisting of $2.2 million of base management fee expense we incurred to OFS Advisor and $0.7 million of loan management fee charged by MCF Capital Management, LLC, the loan manager for OFS Capital WM (see OFS Capital WM Credit Facility section below for more details). Management fee expense totaled $3.4 million for the year ended December 31, 2013, consisting of $2.4 million of base management fee expense we incurred to OFS Advisor and $1.0 million of loan management fee charged by the loan manager for OFS Capital WM. The base management fee to OFS Advisor decreased by approximately $0.2 million due to a lower combined base management fee rate of 0.875% (0.4375% for the first quarter of 2014 and 0.145833% for each of the second, third, and fourth quarter of 2014) for the year ended December 31, 2014, compared with the combined base management fee rate of 1.020833% for the year ended December 31, 2013 (0.875% per annum for the period January 1, 2013 through October 31, 2013, and 1.75% per annum for the period November 1, 2013 through December 31, 2013), partially offset by a higher asset base in 2014. The loan management fee charged by MCF Capital Management, LLC decreased by $0.2 million due to a decrease in portfolio investments subject to the loan management fee in 2014 as compared with 2013.

For the year ended December 31, 2014. We incurred an incentive fee expense to OFS Advisor in the amount of $1.2 million. We did not incur an incentive fee expense in 2013 because pre-incentive fee net investment income did not exceed the hurdle rate.

Administrative fee expense increased by approximately $0.3 million for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to an increase in the allocable amount of the salary and incentives of our officers and their respective staffs, corresponding with the growth of our business, which OFS Services passed along to us during the years ended December 31, 2014 and 2013.

Net Gain on Investments

	2015	2014	2013
	(Amounts in thousands)
Net realized gain (loss) on investments	$(1,562)	$(3,359)	$87
Realized gain from SBIC Acquisitions	—	—	2,742
Net change in unrealized appreciation/depreciation on investments	6,382	4,164	(872)
Net gain on investments	$4,820	$805	$1,957

We recorded net realized losses of $1.6 million and net unrealized appreciation of $6.4 million on our investments for the year ended December 31, 2015. The most significant net gains and losses and cumulative changes in unrealized appreciation/depreciation for the year ended December 31, 2015 are described below.

In connection with the Strata settlement, we recognized a realized loss of $3.9 million and reversed $3.2 million of previously recognized cumulative unrealized depreciation. We sold five debt investments and recognized a realized gain of $0.1 million. We recorded a realized gain of $2.3 million from equity investments that we sold or were redeemed by the underlying portfolio company and reversed $0.6 million of previously recognized unrealized appreciation. In addition, we recorded $3.2 million of net unrealized appreciation on investments that we currently hold on our balance sheet as of December 31, 2015. The $3.2 million net unrealized appreciation was due to an increase of $5.5 million from our equity investments primarily due to the positive performance of the applicable underlying portfolio companies offset by a decrease of $2.3 from our debt investments in which we do not also hold an equity investment primarily due to widening market spreads and negative performance of the applicable underlying portfolio companies.

We recorded a net realized loss of $3.4 million and net unrealized appreciation of $4.2 million on our investments for the year ended December 31, 2014. The most significant realized gains and losses and cumulative changes in unrealized appreciation/depreciation for the year ended December 31, 2014 are described below.

In connection with the Tangible Restructuring, we recorded a $3.6 million realized loss. The $3.6 million realized loss reflected a reversal of (1) approximately $1.8 million of unrealized losses recorded on this investment during the year ended December 31, 2013, (2) approximately $1.7 million of additional unrealized losses recorded from January 1, 2014 through December 17, 2014, the Tangible Restructuring date, and (3) approximately $0.1 million of additional losses we recognized on the Tangible Restructuring date, which represented the difference between the fair value of consideration we received in connection with the Tangible Restructuring and the fair value of the pre-restructured investments on the restructuring date. In addition, we recorded $2.5 million of additional net unrealized appreciation on investments we held at December 31, 2014 and reversed $0.1 million of previously recognized unrealized appreciation associated with investments paid off or sold during 2014.

We recorded a net realized gain of $2.8 million, which includes a $2.7 million gain recorded in connection with the SBIC Acquisitions, and net unrealized depreciation of $0.9 million on our investments for the year ended December 31, 2013. The most significant realized gains and losses and cumulative changes in unrealized appreciation/depreciation for the year ended December 31, 2013 are described below.

We recorded a $2.7 million realized gain as result of the SBIC Acquisitions (see Note 5 of our December 31, 2015 consolidated financial statements for more details). We recorded net unrealized depreciation of $2.3 million on our investment in Strata Pathology Services, Inc. and $1.8 million in unrealized depreciation our investment in Tangible. In addition, we recorded $2.3 million of other unrealized appreciation associated with our debt and equity investments held at December 31, 2013, and $0.9 million of reversal of previously recorded net unrealized depreciation associated with investments paid off or sold during 2013.

Liquidity and Capital Resources

Sources and Uses of Cash and Cash Equivalents

The Company generates cash through operations from net investment income and the net liquidation of portfolio investments, and uses cash in its operations in the net purchase of portfolio investments. The Company must distribute its substantially all its taxable income which approximates, but will not always equal, the cash it generates from net investment income to maintain its RIC status. The Company distributions for the years ended December 31, 2015, 2014 and 2013, resulted in a distribution in excess of taxable income. The Company has no history of net taxable gains. The Company also obtains and uses cash in the net borrowing of funds from the SBA and commercial sources of debt. These principal sources and uses of cash and liquidity are presented below (in thousands):

	Years Ended December 31,
	2015	2014	2013
Cash from net investment income	$12,541	$8,522	$7,051
Net purchases (repayments) of portfolio investments	71,197	(73,731)	22,127
Net cash provided by (used in) operating activities	83,738	(65,209)	29,178
Cash dividends and distributions paid	(12,690)	(12,847)	(10,724)
Net borrowings (repayments)	(50,027)	64,952	9,731

At December 31, 2015, we held cash and cash equivalents of $32.7 million. During the year ended December 31, 2015, net repayments of portfolio investments were primarily due to cash collections of $98.9 million from sale and redemption of our portfolio investments, including $7.2 million of cash collection from an investment we sold in December 2014, $67.3 million from the WM Asset Sale, and $5.6 million from the sale (including partial-sale) and redemption of our equity interests in six portfolio companies; and $96.1 million of cash we received from principal payments on our portfolio investments. These cash receipts were offset by $124.0 million of cash we used to purchase portfolio investments. These funds were principally used to pay-down debt.

Net repayment of borrowings of $50.0 million for the year ended December 31, 2015 is primarily attributable to the $73.8 million of net repayments on the WM Credit Facility which was paid in full and retired on May 28, 2015 offset by $22.6 million of draws from our SBA debentures (net of the fees).

At December 31, 2014, we held cash and cash equivalents of $12.4 million. During the year ended December 31, 2014, we made net purchases of portfolio investments of $73.7 million, primarily due to $162.8 million of cash we used to purchase portfolio investments, offset by net proceeds of $79.6 million we received from principal payments on our portfolio investments, and cash collections of $9.5 million from sale of our portfolio investments.

Net borrowings of $65.0 million for the year ended December 31, 2014 is primarily attributable to $101.3 million of draws from our SBA debentures (net of the fees), offset by the $36.3 million of net repayments on the OFS Capital WM Credit Facility.

SBA Debentures

As a result of the SBIC Acquisitions, SBIC I LP became our wholly-owned subsidiary effective December 4, 2013. SBIC I LP has a SBIC license that allows it to obtain leverage by issuing SBA-guaranteed debentures, subject to issuance of a capital commitment by the SBA and customary procedures. These debentures are non-recourse to OFS Capital, and bear interest payable semi-annually, and each debenture has a maturity date that is ten years following issuance. The interest rate is fixed at the first pooling date after issuance, which is March and September of each year, at a market-driven spread over U.S. Treasury Notes with ten-year maturities. SBA regulations currently limit the amount that an SBIC may borrow to up to a maximum of $150 million when it has at least $75 million in regulatory capital, receives a leverage commitment from the SBA and has been through an examination by the SBA subsequent to licensing. For two or more SBICs under common control, the maximum amount of outstanding SBA-provided leverage cannot exceed $350 million. As of December 31, 2015, SBIC I LP had fully drawn the $149.9 million of leverage commitments from the SBA.

In January 2015, we filed an application with the SBA for a second SBIC license, which, if approved, would provide up to $75.0 million in additional SBA debentures for the funding of our future investments upon our contribution of at least $37.5 million in additional regulatory capital and subject to the issuance of a leverage commitment by the SBA and other customary procedures. There can be no assurance as to whether or when this application will be approved by the SBA.

On a stand-alone basis, SBIC I LP held approximately $248.6 million and $215.7 million in assets at December 31, 2015 and December 31, 2014, respectively, which accounted for approximately 83% and 63% of our total consolidated assets at December 31, 2015 and December 31, 2014, respectively.

SBIC I LP is periodically examined and audited by the SBA’s staff to determine its compliance with SBA regulations. If SBIC I LP fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit SBIC I LP’s use of debentures, declare outstanding debentures immediately due and payable, and/or limit SBIC I LP from making new investments. In addition, SBIC I LP may also be limited in its ability to make distributions to OFS Capital if it does not have sufficient capital in accordance with SBA regulations. Such actions by the SBA would in turn, negatively affect OFS Capital.

PWB Credit Facility

On November 5, 2015, we, as borrower, entered into a Business Loan Agreement (“BLA”) with Pacific Western Bank, as lender, to provide OFS Capital with a $15.0 million senior secured revolving credit facility (“PWB Credit Facility”) for general corporate purposes, including investment funding. The maximum availability under the PWB Credit Facility is equal to 50% of the aggregate outstanding principal amount of eligible loans included in the borrowing base and otherwise specified in the BLA. The PWB Credit Facility is guaranteed by OFS Capital WM and secured by all of our current and future assets excluding assets held by SBIC I LP and our SBIC I LP and SBIC I GP partnership interests. The PWB Credit Facility matures on November 7, 2017. Advances under the facility will bear interest at a fixed rate per annum equal to 4.75%. We paid a $150 thousand commitment fee in connection with the closing of the PWB Credit Facility. There have been no advances under the PWB Credit Facility in 2015.

The PWB Credit Facility contains customary terms and conditions, including, without limitation, affirmative and negative covenants such as information reporting requirements, a minimum tangible net asset value, a minimum quarterly net investment income after incentive fees, and a statutory asset coverage test. The PWB Credit Facility also contains customary events of default, including, without limitation, nonpayment, misrepresentation of representations and warranties in a material respect, breach of covenant, cross-default to other indebtedness, bankruptcy, change in investment advisor, and the occurrence of a material adverse change in our financial condition.

WM Asset Sale and Related Transactions

On May 28, 2015, OFS Capital Corporation and OFS Capital WM entered into a Loan Portfolio Purchase Agreement with Madison, a Delaware limited liability company, pursuant to which OFS Capital WM sold a portfolio of 20 senior secured debt investments with an aggregate principal balance of approximately $67.8 million as of May 28, 2015 to Madison. Madison is an affiliated entity of MCF Capital Management, LLC (“MCF”), which was the loan manager for OFS Capital WM prior to the WM Asset Sale under a Loan and Security Agreement among OFS Capital WM, MCF, Wells Fargo Securities, LLC, each of the Lenders from time to time party thereto, and Wells Fargo Delaware Trust Company, N.A. (the “Loan and Security Agreement”).

As a result of the WM Asset Sale, the Company received cash proceeds of approximately $67.3 million. On May 28, 2015, the total fair value of the debt investments sold, applying the Company’s March 31, 2015 fair value percentages to the principal balances of the respective investments on the sale date, was approximately $66.7 million. The determination of the fair value of the Company’s investments is subject to the good faith determination by the Company’s board of directors, which is conducted no less frequently than quarterly, pursuant to the Company’s valuation policies and accounting principles generally accepted in the United States.

On May 28, 2015, pursuant to the Loan and Security Agreement, the Company applied approximately $52.4 million from the sale proceeds of the WM Asset Sale to pay in full and retire OFS Capital WM’s secured revolving credit facility with the WM Credit Facility. As a result of the termination of the WM Credit Facility, the Company wrote-off the remaining related unamortized deferred financing closing costs of $1.2 million on the revolving line of credit.

In connection with the WM Asset Sale, on May 28, 2015, OFS Capital WM and the Company entered into a Loan Administration Services Agreement with Madison pursuant to which Madison will provide loan servicing and other administrative services to OFS Capital WM with respect to the remaining loan assets. In return for its loan administration services, Madison will receive a quarterly loan administration fee of 0.25% per annum based on the average daily principal balances of the loan assets for such quarter.

Other Liquidity Matters

We expect to fund the growth of our investment portfolio utilizing borrowings under SBA debentures, future equity offerings, and issuances of senior securities or future borrowings to the extent permitted by the 1940 Act. We cannot assure shareholders that our plans to raise capital will be successful. In addition, we intend to distribute to our shareholders substantially all of our taxable income in order to satisfy the requirements applicable to RICs under Subchapter M of the Code. Consequently, we may not have the funds or the ability to fund new investments or make additional investments in our portfolio companies. The illiquidity of our portfolio investments may make it difficult for us to sell these investments when desired and, if we are required to sell these investments, we may realize significantly less than their recorded value.

In addition, as a BDC, we generally will be required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities (including SBIC I LP’s SBA-guaranteed debt), to total senior securities, which include all of our borrowings (excluding SBA-guaranteed debt) and any outstanding preferred stock (of which we had none at December 31, 2015), of at least 200%. We received an exemptive order from the SEC to permit us to exclude the debt of SBIC I LP guaranteed by the SBA from the definition of Senior Securities in the statutory 200% asset coverage ratio under the 1940 Act. This requirement limits the amount that we may borrow. To fund growth in our investment portfolio in the future, we anticipate needing to raise additional capital from various sources, including the equity markets and the securitization or other debt-related markets, which may or may not be available on favorable terms, if at all.

Contractual Obligations

The following table shows our contractual obligations as of December 31, 2015:

	Payments due by period
Contractual Obligations(1)	Total	Less than 1 year	1 – 3 years(2)	3 – 5 years	After 5 years(2)
	(Amounts in thousands)
PWB Credit Facility	$—	$—	$—	$—	$—
SBA Debentures	149,880	—	—	—	149,880
Total	$149,880	$—	$—	$—	$149,880

(1)	Excludes commitments to extend credit to our portfolio companies.
(2)	The PWB Credit Facility is undrawn at December 31, 2015 and is scheduled to mature on November 7, 2017. The SBA debentures are scheduled to mature between September 2022 and 2025.

We have entered into contracts with third parties under which we have material future commitments —  the Investment Advisory Agreement, pursuant to which OFS Advisor has agreed to serve as our investment adviser, and the Administration Agreement, pursuant to which OFS Services has agreed to furnish us with the facilities and administrative services necessary to conduct our day-to-day operations.

Commitments and Contingencies

We had $3.8 million and $7.8 million of total unfunded commitments to three and six portfolio companies at December 31, 2015 and 2014, respectively. See “— Notes to Consolidated Financial Statements — Note 9.”

Distributions

We are taxed as a RIC under the Code. Generally, a RIC is entitled to deduct dividends it pays to its shareholders from its income to determine “taxable income.” Taxable income includes our taxable interest, dividend and fee income, and taxable net capital gains. Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation, as gains or losses are not included in taxable income until they are realized. In addition, gains realized for financial reporting purposes may differ from gains included in taxable income as a result of our election to recognize gains using installment sale treatment, which generally results in the deferment of gains for tax purposes until notes or other amounts, including amounts held in escrow, received as consideration from the sale of investments are collected in cash. Taxable income includes non-cash income, such as changes in accrued and reinvested interest and dividends, which includes contractual PIK interest, and the amortization of discounts and fees. Cash collections of income resulting from contractual PIK interest and dividends or the amortization of discounts and fees generally occur upon the repayment of the loans or debt securities that include such items. Non-cash taxable income is reduced by non-cash expenses, such as realized losses and depreciation, and amortization expense.

Our board of directors maintains a variable dividend policy with the objective of distributing four quarterly distributions in an amount not less than 90 – 100% of our taxable quarterly income or potential annual income for a particular year. In addition, at the end of the year, we may also pay an additional special dividend, or fifth dividend, such that we may distribute approximately all of our annual taxable income in the year it was earned, while maintaining the option to spill over our excess taxable income to a following year.

Related Party Transactions

Investment Advisory Agreement

We have entered into the Advisory Agreement with OFS Advisor and will pay OFS Advisor a management fee and incentive fee. Pursuant to the Advisory Agreement with OFS Advisor and subject to the overall supervision of our board of directors and in accordance with the 1940 Act, OFS Advisor provides investment advisory services to us. For providing these services, OFS Advisor receives a fee from us consisting of two components — a base management fee and an incentive fee. From the completion of our IPO through October 31, 2013, the base management fee was calculated at an annual rate of 0.875% based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) at the end of the two most recently completed calendar quarters, adjusted for any share issuances or repurchases during the quarter. Beginning on November 1, 2013 and through March 31, 2014, pursuant to the Advisory Agreement, the base management fee was calculated at an annual rate of 1.75% based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) at the end of the two most recently completed calendar quarters. OFS Advisor has elected to exclude from the base management fee calculation any base management fee that would be owed in respect of the intangible asset and goodwill resulting from our acquisitions of the remaining ownership interests in SBIC I LP and SBIC I GP on December 4, 2013.

On May 5, 2014, we were notified by OFS Advisor that, effective as of April 1, 2014, it would reduce its base management fee by two-thirds for the balance of the 2014 fiscal year. Specifically, OFS Advisor agreed to reduce its base management fee from 0.4375% per quarter to 0.145833% per quarter for the second, third, and fourth quarters of 2014. Accordingly, the effective annual base management fee for the 2014 fiscal year will be equal to 50% of the 1.75% required by our Advisory Agreement with OFS Advisor, or not greater than 0.875%. OFS Advisor informed us that this reduction was being made for the benefit of our shareholders to take into account unforeseen delays in completing the SBIC Acquisitions. The base management fee resumed to its 1.75% annual rate on January 1, 2015.

The base management fee is payable quarterly in arrears. The base management fee expense was approximately $4.9 million, $2.2 million, and $2.4 million for the years ended December 2015, 2014, and 2013, respectively.

The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the quarter. “Pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination and sourcing, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.

Pre-incentive fee net investment income does not include any realized gains, realized losses, unrealized capital appreciation or unrealized capital depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized capital losses and unrealized capital depreciation.

Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% per quarter. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for OFS Advisor to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

We pay OFS Advisor an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate;
•	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 2.5%) as the “catch-up” provision. The catch-up is meant to provide OFS Advisor with 20.0% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this pre-incentive fee net investment income exceeds 2.5% in any calendar quarter; and
•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter.

The second part of the incentive fee (the “Capital Gains Fee”) is determined and payable in arrears as of the end of each calendar year (or upon termination of the Advisory Agreement, as of the termination date) and is calculated at the end of each applicable year by subtracting (a) the sum of our cumulative aggregate realized capital losses and our aggregate unrealized capital depreciation from (b) our cumulative aggregate realized capital gains. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20.0% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year.

The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment. Unrealized capital appreciation is accrued, but not paid until said appreciation is realized.

We accrue the Capital Gains Fee if, on a cumulative basis, the sum of net realized capital gains and (losses) plus net unrealized appreciation and (depreciation) is positive. OFS Advisor has elected to exclude from the Capital Gains Fee calculation any incentive fee that would be owed in respect of the realized gain on step acquisition resulting from the SBIC Acquisitions.

We incurred incentive fee expense of $2.6 million, $1.3 million, and $–0– for the years ended December 31, 2015, 2014, and 2013, respectively. Incentive fees for the year ended December 31, 2015, consisted of part one incentive fees (based on net investment income) of $2.5 million and part two incentive fees (based upon net realized and unrealized gains and losses, or capital gains) of $139 thousand, which was accrued but not payable as of December 31, 2015. Incentive fees were $1.3 million and $–0– for the years ended December 31, 2014 and 2013, respectively, which consisted entirely of part one incentive fees.

License Agreement

We have entered into a license agreement with OFSAM under which OFSAM has agreed to grant us a non-exclusive, royalty-free license to use the name “OFS.”

Administration Agreement

Pursuant to an Administration Agreement, OFS Services furnishes us with office facilities and equipment, necessary software licenses and subscriptions and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, OFS Services performs, or oversees the performance of, our required administrative services, which include being responsible for the financial records that we are required to maintain and preparing reports to our shareholders and all other reports and materials required to be filed with the SEC or any other regulatory authority. In addition, OFS Services assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our shareholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, OFS Services would provide managerial assistance on our behalf to certain portfolio companies that accept our offer to provide such assistance. Payments under the Administration Agreement are equal to an amount based upon our allocable portion (subject to the review and approval of our board of directors) of OFS Services’ overhead in performing its obligations under the Administration Agreement, including rent and our allocable portion of the cost of our officers, including our chief executive officer, chief financial officer, chief compliance officer, chief accounting officer, and corporate secretary, and their respective staffs. The administrative fee is payable quarterly in arrears. We incurred administration fee expenses of $1.6 million, $1.2 million, and $938 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

Staffing Agreement

OFS Advisor has entered into a Staffing Agreement with Orchard First Source Capital, Inc., or OFSC, which is a wholly owned subsidiary of OFSAM. Under this agreement, OFSC makes available to OFS Advisor experienced investment professionals and access to the senior investment personnel and other resources of OFSC and its affiliates. The Staffing Agreement provides OFS Advisor with access to deal flow generated by the professionals of OFSC and its affiliates and commits the members of the Advisor Investment Committee to serve in that capacity. OFS Advisor capitalizes on the significant deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFSC’s investment professionals.

OFSC also has entered into a staffing and corporate services agreement with OFS Services. Under this agreement, OFSC makes available to OFS Services experienced investment professionals and access to the administrative resources of OFSC.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates. At December 31, 2015, 59% of our debt investments bore interest at floating interest rates and 41% of our debt investments bore fixed interest rates. The interest rates on our debt investments bearing floating interest rates are usually based on a floating LIBOR, and the debt investments typically contain interest rate re-set provisions that adjust applicable interest rates to current rates on a periodic basis. All of the debt investments bearing floating interest rates in our portfolio as of December 31, 2015 had interest rate floors, which have effectively converted those debt investments to fixed rate debt investments until LIBOR exceeds the interest rate floor.

Assuming that our consolidated balance sheet as of December 31, 2015 was to remain constant, and that we took no actions to alter our existing interest rate sensitivity, the following table shows the annualized impact of hypothetical base rate changes in interest rates.

Basis point increase(1)	Interest income	Interest expense	Net increase (decrease)
	(Amounts in thousands)
100	$653	$—	$653
200	1,977	—	1,977
300	3,360	—	3,360
400	4,744	—	4,744
500	6,128	—	6,128

(1)	A decline in interest rates would not have a material impact on our net investment income.

Although we believe that the foregoing analysis is indicative of our net investment income sensitivity to interest rate changes, it does not adjust for potential changes in the credit market, credit quality, size and composition of the assets in our portfolio, and other business developments, including borrowings under our credit facility, that could affect net increase in net assets resulting from operations, or net income. Accordingly, no assurances can be given that actual results would not differ materially from the statement above.

We are subject to financial market risks, including changes in interest rates. Changes in interest rates affect both our cost of funding and the valuation of our investment portfolio. Our risk management systems and procedures are designed to identify and analyze our risk, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs. Our investment portfolio and investment income may be affected by changes in various interest rates, including LIBOR and prime rates.

Management’s Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with polices or procedures may deteriorate.

Management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of our evaluation of our internal control over financial reporting for the year ended December 31, 2015, management identified a material weakness related to reconciliation of components of distributions in the statement of changes in net assets and net assets within the balance sheet.

The Company discovered the error through the implementation of a new control during its fourth quarter close as described below. Because of this material weakness, management concluded that the Company did not maintain effective control over financial reporting as of December 31, 2015.

Remediation Efforts

The Company implemented the following remediation steps to address the material weakness discussed above and to improve its internal control over financial reporting:

•	As part of its fourth quarter close, which was completed during the first quarter of 2016, the Company’s account reconciliation process for components of net assets and distributions was enhanced to (1) ensure the proper reclassification entries are recorded to account for the tax character of, and basis differences between tax and GAAP and (2) reconciliations for components of net assets and distributions will ensure beginning of the quarter and normal, recurring elements of changes in net assets appropriate to the account equal the reconciled balance at the end of the quarter .

THE COMPANY

Overview

We are an externally managed, closed-end, non-diversified management investment company. Our investment objective is to provide our shareholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. Our investment strategy focuses primarily on investments in middle-market companies in the United States. We use the term “middle-market” to refer to companies that may exhibit one or more of the following characteristics: number of employees between 150 and 2,000; revenues between $15 million and $300 million; annual earnings before interest, taxes, depreciation and amortization, or EBITDA, between $3 million and $50 million; generally, private companies owned by private equity firms or owners/operators; and enterprise value between $10 million and $500 million. For additional information about how we define the middle-market, see “The Company — Investment Criteria/Guidelines.”

As of December 31, 2015, our investment portfolio consisted of outstanding loans of approximately $228.8 million in aggregate principal amount in 38 portfolio companies and equity investments of approximately $32.6 million, at fair value. As of December 31, 2015, 62% of our investment portfolio was comprised of senior secured loans, 25% of subordinated loans and 13% of equity investments, at fair value.

While our investment strategy focuses primarily on middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other equity securities, we also may invest up to 30% of our portfolio in opportunistic investments of non-eligible portfolio companies. Specifically, as part of this 30% basket, we may consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act and in advisers to similar investment funds, as well as in debt of middle-market companies located outside of the United States and debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act.

Our investment strategy includes OFS SBIC I LP (“SBIC I LP”), which received a license under the U.S. Small Business Administration (“SBA”) Small Business Investment Company program, in May 2012. The SBIC license allows SBIC I LP to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA leverage funding is subject to SBIC I LP’s payment of certain fees to the SBA, and the ability of SBIC I LP to draw on the leverage commitment is subject to its compliance with SBA regulations and policies, including an audit by the SBA. For additional information regarding the regulation of SBIC I LP, see “Regulation — Small Business Investment Company Regulations.”

In January 2015, we filed an application with the SBA for a second SBIC license, which, if approved, would provide up to $75.0 million in additional SBA debentures for the funding of our future investments upon our contribution of at least $37.5 million in additional regulatory capital and subject to the issuance of a leverage commitment by the SBA and other customary procedures. There can be no assurance as to whether or when this application will be approved by the SBA.

On a stand-alone basis, SBIC I LP held approximately $248.6 million and $215.7 million in assets at December 31, 2015 and December 31, 2014, respectively, which accounted for approximately 83% and 63% of our total consolidated assets at December 31, 2015 and December 31, 2014, respectively.

Our investment activities are managed by OFS Capital Management, LLC (“OFS Advisor”) and supervised by our board of directors, a majority of whom are independent of us, OFS Advisor and its affiliates. Under the investment advisory agreement between us and OFS Advisor (the “Investment Advisory Agreement”) we have agreed to pay OFS Advisor an annual base management fee based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) as well as an incentive fee based on our investment performance. We have elected to exclude from the base management fee calculation any base management fee that would be owed in respect of the intangible asset and goodwill resulting from our acquisitions of the remaining ownership interests in SBIC I LP and SBIC I GP on December 4, 2013. We have also entered into an administration agreement (“Administration Agreement”) with OFS Capital Services, LLC (“OFS Services”). Under our Administration Agreement, we have agreed to reimburse OFS Services for our allocable portion (subject to the review and approval of our independent directors) of overhead and other expenses incurred by OFS Services in performing its obligations under the Administration Agreement.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our assets, as defined by the 1940 Act, are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant Securities and Exchange Commission (“SEC”) rules, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million, in each case organized in the United States.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to 50% of our asset base). We may borrow money when the terms and conditions available are favorable to do so and are aligned with our investment strategy and portfolio composition. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.

We have elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”). To qualify as a RIC, we must, among other things, meet certain source-of-income and assets diversification requirements. Pursuant to these elections, we generally will not have to pay corporate-level taxes on any income we distribute to our shareholders.

About OFS and Our Advisor

OFS (which refers to the collective activities and operations of Orchard First Source Asset Management, LLC (“OFSAM”) and its subsidiaries and certain affiliates) is an established investment platform focused on meeting the capital needs of middle-market companies.

As of December 31, 2015, OFS had 40 full-time employees. OFS is headquartered in Chicago, Illinois and also has offices in New York, New York and Los Angeles, California.

Our investment activities are managed by OFS Advisor, our investment adviser. OFS Advisor is responsible for sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. OFS Advisor is a subsidiary of OFSAM, our parent company prior to the completion of our initial public offering (“IPO”), and is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

Our relationship with OFS Advisor is governed by and dependent on the Investment Advisory Agreement and may be subject to conflicts of interest. OFS Advisor provides us with advisory services in exchange for a base management fee and incentive fee; see “Management and Other Agreements — Investment Advisory Agreement”. The base management fee is based on our total assets (other than cash and cash equivalents, and the intangible asset and goodwill resulting from the SBIC Acquisitions; but including assets purchased with borrowed amounts, and including assets owned by any consolidated entity) and, therefore, OFS Advisor will benefit when we incur debt or use leverage. Our board of directors is charged with protecting our interests by monitoring how OFS Advisor addresses these and other conflicts of interest associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors will periodically review OFS Advisor’s services and fees as well as its portfolio management decisions and portfolio performance.

OFS Advisor has entered into a Staffing Agreement with Orchard First Source Capital, Inc. (“OFSC”) a wholly-owned subsidiary of OFSAM. Under the Staffing Agreement, OFSC makes experienced investment professionals available to OFS Advisor and provides access to the senior investment personnel of OFS and its affiliates. The Staffing Agreement provides OFS Advisor with access to deal flow generated by OFS and its affiliates in the ordinary course of their businesses and commits the members of OFS Advisor’s investment committee to serve in that capacity. As our investment adviser, OFS Advisor is obligated to allocate investment opportunities among us and any other clients fairly and equitably over time in accordance with its allocation policy.

OFS Advisor capitalizes on the deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFS’s professionals. The senior management team of OFS, including Bilal Rashid, Jeff Cerny and Mark Hauser, provides services to OFS Advisor. These managers have developed a broad network of contacts within the investment community, averaging over 20 years of experience investing in debt and equity securities of middle-market companies. In addition, these managers have gained extensive experience investing in assets that will constitute our primary focus and have expertise in investing across all levels of the capital structure of middle-market companies.

Our Administrator

OFS Services, an affiliate of OFS Advisor, provides the administrative services necessary for us to operate. OFS Services furnishes us with office facilities and equipment, necessary software licenses and subscriptions and clerical, bookkeeping and recordkeeping services at such facilities. OFS Services oversees our financial reporting as well as prepares our reports to shareholders and all other reports and materials required to be filed with the SEC or any other regulatory authority. OFS Services also manages the determination and publication of our net asset value and the preparation and filing of our tax returns and generally monitors the payment of our expenses and the performance of administrative and professional services rendered to us by others. OFS Services may retain third parties to assist in providing administrative services to us. To the extent that OFS Services outsources any of its functions, we will pay the fees associated with such functions on a direct basis without incremental profit to OFS Services.

Market Opportunity

Our investment strategy is focused primarily on investments in middle-market companies in the United States. We find the middle-market attractive for the following reasons:

Large Target Market.  According to the U.S. Census Bureau in its 2012 economic census, there were approximately 197,000 companies in the United States with annual revenues between $10 million and $2.5 billion, compared with approximately 1,300 companies with revenues greater than $2.5 billion. We believe that these middle-market companies represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have historically constituted the vast bulk of OFS’s portfolio companies since its inception, and constituted the vast bulk of our portfolio as of December 31, 2015. We believe that this market segment will continue to produce significant investment opportunities for us.

Specialized Lending Requirements with High Barriers to Entry.  We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to private middle-market companies in the United States (a) is generally more labor-intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (b) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (c) may also require more extensive ongoing monitoring by the lender. As a result, middle-market companies historically have been served by a limited segment of the lending community. As a result of the unique challenges facing lenders to middle-market companies, there are high barriers to entry that a new lender must overcome.

Robust Demand for Debt Capital.  We believe that private equity firms have significant committed but uncalled capital, a large portion of which is still available for investment in the United States. Subject to market conditions, we expect the large amount of unfunded buyout commitments will drive demand for leveraged buyouts over the next several years, which should, in turn, create leveraged lending opportunities for us.

Competitive Strengths and Core Competencies

Deep Management Team Experienced in All Phases of Investment Cycle and Across All Levels of the Capital Structure.  We are managed by OFS Advisor, which has access through the Staffing Agreement with OFSC to the resources and expertise of OFS’s investment professionals. As of December 31, 2015, OFS’s credit and investment professionals (including all investment committee members) employed by OFSC had an average of over 15 years of investment experience with strong institutional backgrounds.

Significant Investment Capacity.  The net proceeds of equity and debt offerings and borrowing capacity under our credit facilities, will provide us with a substantial amount of capital available for deployment into new investment opportunities in our targeted asset class.

Scalable Infrastructure Supporting the Entire Investment Cycle.  We believe that our loan acquisition, origination and sourcing, underwriting, administration and management platform is highly scalable (that is, it can be expanded on a cost efficient basis within a timeframe that meets the demands of business growth). Our platform extends beyond origination and sourcing and includes a regimented credit monitoring system. We believe that our careful approach, which involves ongoing review and analysis by an experienced team of professionals, should enable us to identify problems early and to assist borrowers before they face difficult liquidity constraints.

Extensive Loan Sourcing Capabilities.  OFS Advisor gives us access to the deal flow of OFS. We believe OFS’s 19-year history as a middle-market lending platform and its market position make it a leading lender to many sponsors and other deal sources, especially in the currently under-served lending environment, and we have extensive relationships with potential borrowers and other lenders.

Structuring with a High Level of Service and Operational Orientation.  We provide client-specific and creative financing structures to our portfolio companies. Based on our experience in lending to and investing in middle-market companies, we believe that the middle-market companies we target, as well as sponsor groups we may pursue, require a higher level of service, creativity and knowledge than has historically been provided by other service providers more accustomed to participating in commodity-like loan transactions.

Rigorous Credit Analysis and Approval Procedures.  OFS Advisor utilizes the established, disciplined investment process of OFS for reviewing lending opportunities, structuring transactions and monitoring investments. Using OFS’s disciplined approach to lending, OFS Advisor seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations, structuring and, where appropriate, the implementation of restrictive debt covenants.

Investment Criteria/Guidelines

Our investment objective is to generate current income and capital appreciation by investing primarily in middle-market companies in the United States. We will continue to focus on investments in senior secured loans, including first lien, second lien, and unitranche loans, as well as subordinated loans and, to a lesser extent, warrants and other equity securities. In particular, we believe that structured equity debt investments (i.e., typically senior secured unitranche loans, often with warrant coverage, and often in companies with no financial sponsor) represent a strong relative value opportunity offering the borrower the convenience of dealing with one lender, which may result in a higher blended rate of interest to us than we might expect to receive under a traditional multi-tranche structure. We expect that our investments in the equity securities of portfolio companies, such as warrants, preferred stock, common stock and other equity interests, will principally be made in conjunction with our debt investments. Generally, we do not expect to make investments in companies or securities that OFS Advisor determines to be distressed investments (such as discounted debt instruments that have either experienced a default or have a significant potential for default), other than follow-on investments in portfolio companies of ours. We intend to continue to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a broad range of industries.

We target U.S. middle-market companies through OFS’s access to a network of financial institutions, private equity sponsors, investment banks, consultants and attorneys, and our proprietary database of borrowers developed over OFS’s more than 20 years in lending to middle-market companies. A typical targeted borrower will exhibit certain of the following characteristics:

•	number of employees between 150 and 2,000;
•	revenues between $15 million and $300 million;
•	annual EBITDA between $3 million and $50 million;
•	generally, private companies owned by private equity firms or owners/operators;
•	enterprise value between $10 million and $500 million;
•	effective and experienced management teams;
•	defensible market share;
•	solid historical financial performance, including a steady stream of cash flow;
•	high degree of recurring revenue;
•	diversity of customers, markets, products and geography; and
•	differentiated products or services.

While we believe that the characteristics listed above are important in identifying and investing in prospective portfolio companies, not all of these criteria will be met by each prospective portfolio company.

Due Diligence and Investment Process Overview

We employ a thorough and disciplined underwriting and due diligence process that is conducted in accordance with established credit policies and procedures, and that is focused on investment recovery. Our process involves a comprehensive analysis of a prospective portfolio company’s market, operational, financial, and legal position, as well as its future prospects. In addition to our own analysis, we may use the services of third parties for environmental reviews, quality of earnings reports, industry surveys, background checks on key managers, and insurance reviews.

We seek to invest in companies that have experienced and incentivized management teams, that have stable and predictable cash flows, and that have defensible market positions. We underwrite our investments with the expectation that we will hold them for a number of years, and we structure and document our investments accordingly.

Our due diligence and underwriting process typically addresses the following elements (although certain elements may not be included in every due diligence undertaking):

•	Prospective Portfolio Company Characteristics: focusing on primary drivers of the company’s revenues and cash flows, including its key products and services; customer and supplier concentrations, and contractual relationships; depth, breadth, and quality of company management, as well as the extent to which the management team is appropriately compensated with equity incentives; and any regulatory, labor, or litigation matters impacting the company.
•	Industry and Competitive Overview: including industry size and the company’s position within it; growth potential and barriers to entry; governmental, regulatory, or technological issues potentially affecting the industry; and cyclicality or seasonality risks associated with the industry.
•	Financial Analysis: involving an understanding of the company’s historical financial results, focusing on actual operating trends experienced over time, in order to forecast future performance, including in various sensitized performance scenarios; attention to projected cash flows, debt service coverage, and leverage multiples under such scenarios; and an assessment of enterprise valuations and debt repayment/investment recovery prospects given such sensitized performance scenarios.

•	Investment Documentation: focusing on obtaining the best legal protections available to us given our position within the capital structure, including, as appropriate, financial covenants; collateral liens and stock pledges; review of loan documents of other of the prospective portfolio company’s creditors; and negotiation of inter-creditor agreements.

Portfolio Review/Risk Monitoring

We view active portfolio monitoring as a vital part of our investment process, and we benefit from a portfolio management system developed by OFS that includes daily, weekly, monthly, and quarterly components, and that involves comprehensive review of the performance of each of our portfolio companies. As part of the portfolio management process, OFS Advisor performs ongoing risk assessment on each of our investments and assigns each debt investment a credit rating based on OFS’s internal ratings scale.

We categorize debt investments into the following risk categories based on relevant information about the ability of borrowers to service their debt:

1 (Low Risk) — A risk rated 1, or Low Risk, credit is a credit that has most satisfactory asset quality and liquidity, as well as good leverage capacity. It maintains predictable and strong cash flows from operations. The trends and outlook for the credit’s operations, balance sheet, and industry are neutral to favorable. Collateral, if appropriate, has maintained value and would be capable of being liquidated on a timely basis. Overall a 1 rated credit would be considered to be of investment grade quality.

2 (Below Average Risk) — A risk rated 2, or Below Average Risk, credit is a credit that has acceptable asset quality, moderate excess liquidity, modest leverage capacity. It could have some financial/non-financial weaknesses which are offset by strengths; however, the credit demonstrates an ample current cash flow from operations. The trends and outlook for the credit’s operations, balance sheet, and industry are generally positive or neutral to somewhat negative. Collateral, if appropriate, has maintained value and would be capable of being liquidated successfully on a timely basis.

3 (Average) — A risk rated 3, or Average, credit is a credit that has acceptable asset quality, somewhat strained liquidity, minimal leverage capacity. It is at times characterized by just acceptable cash flows from operations. Under adverse market conditions, carrying the current debt service could pose difficulties for the borrower. The trends and conditions of the credit’s operations and balance sheet are neutral to slightly negative.

4 (Special Mention) — A risk rated 4, or Special Mention, credit is a credit with no apparent loss of principal or interest envisioned. Nonetheless, it possesses credit deficiencies or potential weaknesses which deserve management’s close and continued attention. The credit’s operations and/or balance sheet have demonstrated an adverse trend or deterioration which, while serious, has not reached the point where the liquidation of debt is jeopardized. These weaknesses are generally considered correctable by the borrower in the normal course of business but may if not checked or corrected, weaken the asset or inadequately protect our credit position.

5 (Substandard) — A risk rated 5, or Substandard, credit is a credit inadequately protected by the current enterprise value or paying capacity of the obligor or of the collateral, if any. These credits have well-defined weaknesses based upon objective evidence, such as recurring or significant decreases in revenues and cash flows. These assets are characterized by the possibility that we may sustain loss if the deficiencies are not corrected. The possibility that liquidation would not be timely (e.g. bankruptcy or foreclosure) requires a Substandard classification even if there is little likelihood of loss.

6 (Doubtful) — A risk rated 6, or Doubtful, credit is a credit with all the weaknesses inherent in those classified as Substandard, with the additional factor that the weaknesses are pronounced to the point that collection or liquidation in full, on the basis of currently existing facts, conditions and values is deemed uncertain. The possibility of loss on a Doubtful asset is high but, because of certain important and reasonably specific pending factors which may strengthen the asset, its classification as an estimated loss is deferred until its more exact status can be determined.

7 (Loss) — A risk rated 7, or Loss, credit is a credit considered almost fully uncollectible and of such little value that its continuance as an asset is not warranted. It is generally a credit that is no longer supported by an operating company, a credit where the majority of our assets have been liquidated or sold and a few assets remain to be sold over many months or even years, or a credit where the remaining collections are expected to be minimal.

As of December 31, 2015, we had debt investments in 38 portfolio companies, totaling $224.7 million at fair value, of which $15.7 million, $187.3 million, $17.2 million, and $4.5 million were rated 2, 3, 4, and 5, respectively.

Investment Committees

The purpose of our investment committees is to evaluate and approve our prospective investments, subject at all times to the oversight of our board of directors.

OFS Advisor’s investment committee (“Advisor Investment Committee”), which is comprised of Richard Ressler (Chairman), Jeffrey Cerny, Peter Fidler, Mark Hauser, Bilal Rashid, and Peter Rothschild, is responsible for our overall asset allocation decisions, as well as approval of all of investments made by us directly or through our wholly-owned subsidiaries. Certain members of the Advisor Investment Committee perform a similar role for other investments managed by OFS and its affiliates.

The investment committee for SBIC I LP (“SBIC Investment Committee”), which is comprised of Peter Fidler, Mark Hauser, Bilal Rashid and Peter Rothschild, (and, together with the Advisor Investment Committee, the “Investment Committees”), is responsible for approval of all of investments made by SBIC I LP. Any investment decision on the part of SBIC I LP requires the unanimous approval of the SBIC Investment Committee.

The process employed by the Investment Committees is intended to bring the diverse experience and perspectives of the committees’ members to the investment process. The Investment Committees serve to provide investment consistency and adherence to our core investment philosophy and policies. The Investment Committees also determine appropriate investment sizing and implement ongoing monitoring requirements.

In certain instances, management may seek the approval of our board of directors prior to the making of an investment. In addition to reviewing investments, Investment Committees’ meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are reviewed on a regular basis. Members of the investment team are encouraged to share information and views on credits with members of the Investment Committees early in their analysis. We believe this process improves the quality of the analysis and assists the deal team members in working efficiently.

Structure of Investments

We anticipate that our loan portfolio will continue to contain investments of the following types with the following typical characteristics:

Senior Secured First-Lien Loans.  First-lien senior secured loans comprise, and will continue to comprise, a significant portion of our investment portfolio. We obtain security interests in the assets of these portfolio companies as collateral in support of the repayment of these loans (in certain cases, subject to a payment waterfall). The collateral takes the form of first-priority liens on specified assets of the portfolio company borrower and, typically, first-priority pledges of the ownership interests in the borrower. Our first lien loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Senior Secured Unitranche Loans.  Unitranche loans are loans that combine both senior and subordinated debt into one loan under which the borrower pays a single blended interest rate that is intended to reflect the relative risk of the secured and unsecured components. We typically structure our unitranche loans as senior secured loans. We obtain security interests in the assets of these portfolio companies as collateral in support of the repayment of these loans. This collateral takes the form of first-priority liens on the assets of a portfolio company and, typically, first-priority pledges of the ownership interests in the company. We believe that unitranche lending represents a significant growth opportunity for us, offering the borrower the convenience of dealing with one lender, which may result in a higher blended rate of interest to us than we might realize in a traditional multi-tranche structure. Unitranche loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases, we will be the sole lender, or we, together with our affiliates, will be the sole lender, of unitranche loans, which can afford us additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

Senior Secured Second-lien Loans.  We obtain security interests in the assets of these portfolio companies as collateral in support of the repayment of such loans. This collateral typically takes the form of second-priority liens on the assets of a portfolio company, and we may enter into an intercreditor agreement with the holders of the portfolio company’s first-lien senior secured debt. These loans typically provide for no contractual loan amortization in the initial years of the facility, with all amortization deferred until loan maturity.

Subordinated (“Mezzanine”) Loans.  We typically structure these investments as unsecured, subordinated loans that typically provide for relatively high, fixed interest rates that provide us with significant current interest income. These loans typically will have interest-only payments (often representing a combination of cash pay and payment-in-kind (“PIK”) interest) in the early years, with amortization of principal deferred to maturity. Mezzanine loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Mezzanine investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. Mezzanine loans often include a PIK feature (meaning a feature allowing for the payment of interest in the form of additional principal amount of the loan instead of in cash), which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the loan.

Warrants and Other Equity Securities.  In some cases, we will also acquire an equity interest in the portfolio company in connection with making a loan, or receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

General Structuring Considerations.  We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We seek to limit the downside potential of our investments by:

•	selecting investments that we believe have a very low probability of loss;
•	requiring a total return on our investments (including both interest and potential equity appreciation) that we believe will compensate us appropriately for credit risk; and
•	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances.

We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company.

Investments

We pursue an investment strategy focused primarily on investments in middle-market companies in the United States. We focus on investments in loans, in which OFS Advisor’s investment professionals have expertise, including investments in first-lien, unitranche, second-lien, and mezzanine loans and, to a lesser extent, on warrants and other equity securities. We seek to create a diverse portfolio by making investments in the securities of middle-market companies that we expect to range generally from $3.0 million to $25.0 million each, although we expect this investment size will vary proportionately with the size of our capital base.

Competition

Our primary competitors include public and private funds, other business development companies, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. Some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Further, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC, or to the distribution and other requirements we must satisfy to maintain our RIC status.

We expect to continue to use the expertise of the investment professionals of OFS and its affiliates to which we have access, to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we expect that the relationships of the senior members of OFS and its affiliates will enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest. For additional information concerning the competitive risks we face, see “Risk Factors — Risks Related to our Business and Structure — We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.”

Administration

We do not have any direct employees, and our day-to-day investment operations are managed by OFS Advisor. We have a chief executive officer, chief financial officer, chief compliance officer, chief accounting officer, and corporate secretary and, to the extent necessary, our board of directors may elect to appoint additional officers going forward. Our officers are employees of OFSC, an affiliate of OFS Advisor, and a portion of the compensation paid to our officers are paid by us pursuant to the Administration Agreement. All of our executive officers are also officers of OFS Advisor. See “Management and Other Agreements.”

Properties

We do not own or lease any real estate or other physical properties material to our operation. Our headquarters are located at 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606, and are provided by OFS Services pursuant to the Administration Agreement. Additional operations are conducted from offices in New York, New York and Los Angeles, California, which are also provided by OFS Services pursuant to the Administration Agreement. We believe that our office facilities are suitable and adequate for our business as we contemplate continuing to conduct it.

Legal Proceedings

We, OFS Advisor and OFS Services, are not currently subject to any material pending legal proceedings threatened against us as of December 31, 2015. From time to time, we may be a party to certain legal proceedings incidental to the normal course of our business including the enforcement of our rights under contracts with our portfolio companies. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our business, financial condition, results of operations or cash flows.

SENIOR SECURITIES

Information about our senior securities (including preferred stock, debt securities and other indebtedness) is shown in the following tables as of December 31, 2015, 2014, 2013 and 2012. The report of our independent registered public accounting firm, BDO USA, LLP, on the senior securities table as of December 31, 2015 and 2014 is attached as an exhibit to the registration statement of which this prospectus is a part. The “ — ” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(dollar amounts in thousands, except per unit data)
Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
PWB Credit Facility
December 31, 2015	$—	$—	—	N/A
WM Credit Facility
December 31, 2014	$72,612	$2,847	—	N/A
December 31, 2013	$108,955	$2,256	—	N/A
December 31, 2012	$99,224	$2,429	—	N/A
Small Business Administration Debentures (SBIC I LP)(5)
December 31, 2015	$149,880	$—	—	N/A
December 31, 2014	$127,295	$—	—	N/A
December 31, 2013	$26,000	$—	—	N/A
December 31, 2012	$—	$—	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit.”
(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “ — ” indicates information which the Securities and Exchange Commission expressly does not require to be disclosed for certain types of senior securities.
(4)	Not applicable because senior securities are not registered for public trading.
(5)	The Small Business Administration Debentures are not subject to the asset coverage requirements of the 1940 Act as a result of exemptive relief granted to us by the SEC.

PORTFOLIO COMPANIES

The following tables set forth certain information as of December 31, 2015 regarding each portfolio company in which we had a debt or equity investment. The general terms of our loans and other investments are described in “The Company.” We offer to make available significant managerial assistance to our portfolio companies. In addition, we may receive rights to participate in or observe the board of directors’ meetings of our portfolio companies.

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Non-control/Non-affiliate Investments
Aerospace & Defense
Quantum Spatial, Inc. (f/k/a Aero-Metric, Inc.)	Senior Secured Term Loan	6.75% cash/ 2.0% PIK	(L +7.50%)	8/27/17	$2,578	$2,564	$2,433	1.7%
					2,578	2,564	2,433	1.7
Banking, Finance, Insurance & Real Estate
Accurate Group Holdings, Inc.(3)	Subordinated Loan	12.50%	N/A	8/23/18	10,000	10,050	9,940	7.0
AssuredPartners, Inc.(3)	Senior Secured Term Loan	10.00%	(L +9.00%)	10/22/23	3,000	2,883	2,894	2.0
MYI Acquiror Limited(4)	Senior Secured Term Loan A	5.75%	(L +4.50%)	5/28/19	4,826	4,815	4,710	3.3
Confie Seguros Holdings II Co.	Senior Secured Term Loan	10.25%	(L +9.00%)	5/8/19	4,000	3,965	3,893	2.7
					21,826	21,713	21,437	15.0
Capital Equipment
Elgin Fasteners Group	Senior Secured Term Loan	6.00%	(L +4.75%)	8/26/16	4,551	4,534	4,506	3.2
					4,551	4,534	4,506	3.2
Chemicals, Plastics & Rubber
Inhance Technologies Holdings LLC	Senior Secured Term Loan A	5.50%	(L +4.50%)	2/7/18	2,248	2,242	2,180	1.5
VanDeMark Chemical Inc.	Senior Secured Term Loan	6.50%	(L +5.25%)	11/30/17	2,543	2,524	2,515	1.8
					4,791	4,766	4,695	3.3
Consumer goods: Non-durable
Phoenix Brands LLC(5)	Senior Secured Term Loan A(11)	9.25%	(L +7.75%)	1/31/16	939	937	798	0.6
					939	937	798	0.6
Containers, Packaging & Glass
Ranpak Corp.	Senior Secured Term Loan	8.25%	(L +7.25%)	10/3/22	2,000	1,995	1,940	1.4
					2,000	1,995	1,940	1.4
Healthcare & Pharmaceuticals
HealthFusion, Inc.(3)(8)	Senior Secured Loan	13.00%	N/A	10/7/18	4,750	4,711	4,893	3.4
	Common Stock Warrants (2,007,360 shares)(11)					—	2,560	1.8
					4,750	4,711	7,453	5.2
Intrafusion Holding Corp.(3)(6)	Senior Secured Term Loan B	12.84%	(P +5.75%)	9/25/20	14,250	14,196	14,059	9.8
Maverick Healthcare Equity, LLC(3)	Preferred Equity (1,250,000 units)(11)					900	1,694	1.2
	Class A Common Equity (1,250,000 units)(11)					—	257	0.2
					—	900	1,951	1.4
Physiotherapy Associates Holding, Inc.	Senior Secured Term Loan	9.50%	(L +8.50%)	6/4/22	1,000	991	972	0.7
Community Intervention Services, Inc. (f/k/a South Bay Mental Health Center, Inc.)(3)	Subordinated Loan(9)	10.0% cash/ 3.0% PIK	N/A	1/16/21	6,672	6,610	6,456	4.5
United Biologics Holdings, LLC(3)	Subordinated Loan	12.0% cash/ 2.0% PIK	N/A	3/5/17	4,104	4,074	3,677	2.6
	Class A-1 Units (2,686 units) and Kicker Units (2,015 units)(11)					9	—	—
	Class A-1 Warrants (2,272 units) and Kicker Warrants (1,704 units)(11)					8	—	—
	Class A Warrants (10,160 units)(11)					67	—	—
	Class B Warrants (15,238 units)(11)					7	—	—
					4,104	4,165	3,677	2.6
					30,776	31,573	34,568	24.2

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value		Percent of Net Assets
High Tech Industries
B+B SmartWorx Inc. (f/k/a B&B Electronics Manufacturing Company)	Senior Secured Term Loan A	6.50%	(L +5.00%)	3/31/16	2,257	2,257	2,257		1.6
					2,257	2,257	2,257		1.6
Hotel, Gaming & Leisure
TravelCLICK, Inc.	Senior Secured Term Loan	8.75%	(L +7.75%)	11/6/21	3,000	2,971	2,892		2.0
					3,000	2,971	2,892		2.0
Media: Advertising, Printing & Publishing
Jobson Healthcare Information, LLC(3)	Senior Secured Term Loan(9)	10.13% cash/ 2.795% PIK	(L +10.925%)	7/21/19	14,741	14,456	14,128		9.9
	Warrants (1,056,428 member units, 8% PIK)(11)					454	320		0.2
					14,741	14,910	14,448		10.1
Media: Diversified & Production
A.C.T. Lighting, Inc.(3)	Subordinated Loan	12.00% cash/ 2.0% PIK	N/A	7/24/19	3,574	3,558	3,559		2.5
					3,574	3,558	3,559		2.5
Metals & Mining
All Metals Holding, LLC(3)	Senior Secured Term Loan	10.50%	N/A	12/30/19	9,900	9,765	9,697		6.8
	Common Equity (1.96% member interest)(11)					69	259		0.2
					9,900	9,834	9,956		7.0
Stancor, L.P.(3)	Senior Secured Term Loan	8.75%	(L +8.00%)	8/19/19	11,536	11,463	11,227		7.9
	1,250,000 Class A Units in SCT Holdings, LLC					1,390	1,525		1.1
					11,536	12,853	12,752		9.0
					21,436	22,687	22,708		16.0
Services: Business
BCC Software, LLC(3)	Senior Secured Term Loan	9.00%	(L +8.00%)	6/20/19	6,573	6,504	6,355		4.4
	Senior Secured Revolver(11)	N/A	(L +8.00%)	6/20/19	—	(11)	(36	)(2)	—
					6,573	6,493	6,319		4.4
C7 Data Centers, Inc.(3)(7)	Senior Secured Term Loan	13.25%	(L +8.50%)	6/22/20	11,850	11,828	11,508		8.0
Intelli-Mark Technologies, Inc.(3)	Senior Secured Term Loan	13.00%	N/A	11/23/20	8,750	8,664	8,664		6.1
	Common Equity (2,553,089 shares)(11)					1,500	1,500		1.0
					8,750	10,164	10,164		7.1
Riveron Consulting, LLC(3)	Subordinated Loan	13.25%	N/A	3/25/20	10,000	9,915	9,952		7.0
Sentry Centers Holdings, LLC(3)	Senior Secured Loan	14.00%	N/A	5/29/20	6,105	6,012	6,411		4.5
					43,278	44,412	44,354		31.0
Services: Consumer
My Alarm Center, LLC(3)	Senior Secured Term Loan	12.00%	(L +11.00%)	7/9/19	5,000	5,000	5,000		3.5
smarTours, LLC(3)	Senior Secured Loan	9.25%	N/A	10/11/18	2,439	2,410	2,429		1.7
	Preferred Equity A (500,000 units)(11)					439	769		0.5
					7,439	7,849	8,198		5.7
Southern Technical Institute, LLC(3)	Subordinated Loan	10.75% cash/ 2.0% PIK	(L +11.75%)	12/2/20	5,026	5,005	4,786		3.3
					12,465	12,854	12,984		9.0
Telecommunications
NHR Holdings, LLC	Senior Secured Term Loan A	5.50%	(L +4.25%)	11/30/18	1,900	1,886	1,843		1.3
	Senior Secured Term Loan B	5.50%	(L +4.25%)	11/30/18	1,926	1,912	1,868		1.3
					3,826	3,798	3,711		2.6
Total Non-control/Non-affiliate Investments					172,038	175,529	177,290		124.2

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Affiliate Investments
Aerospace & Defense
Malabar International(3)	Subordinated Loan	12.5% cash/ 2.5% PIK	N/A	5/21/17	7,450	7,487	7,496	5.2
	Preferred Stock (1,644 shares, 6% cash)					4,283	5,316	3.7
					7,450	11,770	12,812	8.9
Consumer goods: Non-durable
Master Cutlery, LLC(3)	Subordinated Loan	13.00%	N/A	4/17/20	4,777	4,752	4,705	3.3
	3,723 Preferred Equity A units in MC Parent, LLC, 5% cash, 3% PIK(11)				—	3,647	3,015	2.1
	15,564 Common Equity units in MC Parent, LLC(11)				—	—	167	0.1
					4,777	8,399	7,887	5.5
Healthcare & Pharmaceuticals
Pfanstiehl Holdings, Inc.(3)	Subordinated Loan(10)	13.50%	N/A	9/29/18	3,788	3,851	3,814	2.7
	Class A Common Equity (400 shares)					217	1,884	1.3
					3,788	4,068	5,698	4.0
Services: Business
Contract Datascan Holdings, Inc.(3)	Subordinated Loan	12.00%	N/A	2/5/21	5,350	5,325	5,236	3.7
	Preferred Equity A (2,463 shares, 10% PIK)(11)					2,712	2,772	1.9
	Common Equity (9,069 shares)(11)					—	444	0.3
					5,350	8,037	8,452	5.9
NeoSystems Corp.(3)	Subordinated Loan	10.5% cash/ 1.25% PIK	N/A	8/13/19	4,632	4,600	4,619	3.2
	Convertible Preferred Stock (521,962 shares, 10% PIK)(11)					1,138	2,481	1.7
					4,632	5,738	7,100	4.9
Strategic Pharma Solutions, Inc.(3)	Senior Secured Term Loan	11.00%	(L +10.00%)	12/18/20	8,937	8,848	8,848	6.2
	1,191 Class A Units in Strategic Pharma Solutions Holdings, LLC, 6% PIK(11)					1,804	1,804	1.3
					8,937	10,652	10,652	7.5
TRS Services, LLC(3)	Senior Secured Term Loan	10.25%	(L +9.25%)	12/10/19	10,410	10,339	10,277	7.2
	Delayed Draw Senior Secured Term Loan	10.25%	(L +9.25%)	12/10/19	741	739	732	0.5
	3,000,000 Class A Units in IGT Holdings, LLC, 11% PIK(11)					2,799	2,757	1.9
	3,000,000 Common Units in IGT Holdings, LLC(11)					572	26	—
					11,151	14,449	13,792	9.6
					30,070	38,876	39,996	27.9
Total Affiliate Investments					46,085	63,113	66,393	46.3
Control Investment
Consumer goods: Non-durable
Mirage Trailers LLC(3)	Senior Secured Term Loan	12.50%	(L +11.50%)	11/25/20	10,648	10,544	10,544	7.4
	Common Equity (554 shares in MTE Holding Corp.)(11)					3,069	3,069	2.0
					10,648	13,613	13,613	9.4
Total Control Investment					10,648	13,613	13,613	9.4
Total Investments					$228,771	$252,255	$257,296	179.9%

(1)	The majority of the investments bear interest at a rate that may be determined by reference to the London Interbank Offered Rate (“LIBOR”) (L) or Prime (P), which is reset monthly or quarterly. All of the Company's LIBOR-referenced investments are subject to a LIBOR interest rate floor; LIBOR was below the LIBOR interest rate floor for all LIBOR-referenced investments at December 31, 2015. For each investment, the Company has provided the spread over LIBOR and current interest rate in effect at December 31, 2015. Unless otherwise noted, all investments with a stated PIK rate are obligated to make interest payments with the issuance of additional securities as payment of the entire PIK provision.

(2)	The negative fair value is the result of the unfunded commitment being valued below par.
(3)	Investments held by SBIC I LP. All other investments pledged as collateral under the PWB Credit Facility.
(4)	Indicates investments that the Company deems non “qualifying assets” under Section 55(a) of the Investment Company Act of 1940 (“1940 Act”), as amended. Qualifying assets must represent at least 70% of the Company's assets, as defined under Section 55 of the 1940 Act, at the time of acquisition of any additional non-qualifying assets. As of December 31, 2015, 96.3% of the Company's assets were qualifying assets.
(5)	Non-accrual loan.
(6)	SBIC I LP has entered into a contractual arrangement whereby, subject to certain conditions being satisfied, it has agreed, with respect to the Senior Secured Tem Loan B, to receive its payment after the repayment of certain lenders pursuant to a payment waterfall. With respect to Intrafusion Holding Corp., the all-in interest rate of 12.84% at December 31, 2015 included an interest rate of 3.59% per annum as specified under the contractual arrangement SBIC I LP entered into with the co-lenders in connection with the credit agreement.
(7)	SBIC I LP has entered into a contractual arrangement whereby, subject to certain conditions being satisfied, it has agreed, with respect to the Senior Secured Tem Loan, to receive its payment after the repayment of certain lenders pursuant to a payment waterfall. With respect to C7 Data Centers, Inc., the all-in interest rate of 13.25% at December 31, 2015 included an interest rate of 3.75% per annum as specified under the contractual arrangement SBIC I LP entered into with the co-lenders in connection with the credit agreement.
(8)	In January 2016, HealthFusion, Inc. was purchased, at which time the Common Stock Warrants were redeemed and the Senior Secured Loan was repaid at par. In connection with the loan repayment, the Company received a prepayment penalty of $143. The Common Stock Warrants were redeemed for total consideration of $2,385, which included a cash payment of $2,115 and an additional amount held in escrow valued at $270 to be released 50% in one year and the remaining amount in approximately two years. In addition, the Company could receive an earnout payment of up to approximately $230 to $460 in 2017.
(9)	The interest rate on these investments contains a PIK provision, whereby the issuer has the option to make interest payments with the issuance of additonal securities as payment of the entire PIK provision. The interest rate in the schedule represents the current interest rate in effect for these investments.
(10)	The interest rate includes a 1.5% PIK provision, whereby the issuer has the option to make interest payments with the issuance of additonal securities as payment of the entire PIK provision. The interest rate in the schedule represents the current interest rate in effect.
(11)	Non-income producing.

MANAGEMENT

Board of Directors

Under our certificate of incorporation and bylaws, our board of directors is divided into three classes. At each annual meeting, directors are elected for staggered terms of three years (other than the initial terms, which extend for up to three years), with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified.

Directors

Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Term Expires
Interested Directors
Bilal Rashid	45	Chairman and Chief Executive Officer	2010	2017
Jeffrey Cerny	53	Chief Financial Officer and Director	2015	2018
Independent Directors
Elaine E. Healy	53	Director	2011	2016
Marc Abrams	70	Director	2011	2018
Robert J. Cresci	72	Director	2011	2017

The address for each of our directors is c/o OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606.

Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Eric P. Rubenfeld	45	Chief Compliance Officer
Linda S. VanDenburgh	58	Corporate Secretary
Jeffery S. Owen	51	Chief Accounting Officer

The address for each of our executive officers is c/o OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606.

Biographical Information

For purposes of this presentation, our directors have been divided into two groups — independent directors and interested directors. Interested directors are “interested persons” as defined in the 1940 Act.

Independent Directors

Marc Abrams is the founder and leader (on a semi-retired status) of the public company business sector of SingerLewak LLP, a certified public accounting firm founded in 1995. He has over 40 years of public accounting experience. Mr. Abrams’ expertise includes audits of publicly held companies, initial public offerings, private offerings, corporate reorganizations and acquisitions, evaluating business plans and litigation support. Additionally, Mr. Abrams’ broad practice includes expertise in several industries including technology, life sciences, real estate, retail and franchise, hotels and casinos, and manufacturing.

Mr. Abrams graduated from American University in 1967 with a Bachelor of Science in Accounting. He currently serves on the board of Hancock Park Corporate Income, Inc., another BDC managed by OFS Advisor (“Hancock Park”). Through 2011, he was an active member of AICPA, the California Society of CPAs and the Los Angeles Venture Association. Mr. Abrams brings to our board of directors extensive accounting experience and expertise, which is invaluable to our company.

Robert J. Cresci has been a managing director of Pecks Management Partners Ltd., an investment management firm, since 1990. He currently serves on the boards of j2 Global, Inc., Luminex Corporation, CIM Commercial Trust Corporation, Presbia PLC, and Hancock Park.

Mr. Cresci holds an undergraduate degree in Engineering from the United States Military Academy at West Point and holds a M.B.A. in Finance from the Columbia University Graduate School of Business. By virtue of his time with Pecks Management Partners and the other business entities mentioned, Mr. Cresci brings to our board of directors his broad expertise and experience in investment strategies, accounting issues, and public company matters.

Elaine E. Healy is the co-founder, president, and chief operating officer of Accel Networks, a Sierra Wireless business, a fixed cellular wireless broadband service provider founded in November 2002. She is a senior executive with a broad investment background in operating companies ranging from start-ups to emerging growth to publicly traded entities. Ms. Healy has more than 10 years of experience operating in an entrepreneurial environment and as a director of companies in a wide range of industries. Throughout her career, she has participated in or been responsible for the periodic valuation of both debt and equity portfolios.

Ms. Healy graduated from The Florida State University in 1984 with a Bachelor of Science in Finance. Ms. Healy brings to our board an invaluable perspective on the building blocks for a successful enterprise and extensive experience with a wide range of investment vehicles, including closed end funds, SBICs, business development companies and both limited and general partnerships.

Interested Directors

Bilal Rashid is the Chairman of the Board, the Chief Executive Officer and President of OFS Capital and Hancock Park, President and a Senior Managing Director of OFSC and OFS Advisor, and a member of the investment and executive committees of OFS Advisor Prior to joining OFSC in 2008, Mr. Rashid was a managing director in the global markets and investment banking division at Merrill Lynch. Mr. Rashid has more than 20 years of experience in investment banking, debt capital markets and investing as it relates to structured credit and corporate credit. Over the years, he has advised and arranged financing for investment management companies and commercial finance companies including business development companies. Before joining Merrill Lynch in 2005, he was a vice president at Natixis Capital Markets, which he joined as part of a large team move from Canadian Imperial Bank of Commerce (“CIBC”). Prior to CIBC, he worked as an investment analyst in the project finance area at the International Finance Corporation, which is part of the World Bank. Prior to that, Mr. Rashid was a financial analyst at Lehman Brothers. Mr. Rashid has a B.S. in Electrical Engineering from Carnegie Mellon University and an MBA from Columbia University. Mr. Rashid brings to our board of directors invaluable experience in debt capital markets.

Jeffrey A. Cerny is the Chief Financial Officer and Treasurer of OFS Capital and Hancock Park. Mr. Cerny also serves as Treasurer and a Senior Managing Director of OFSC and OFS Advisor, as a Vice President of OFSAM, and as a member of OFSAM’s investment and executive committees. Mr. Cerny oversees the finance and accounting functions of OFS Capital as well as underwriting, credit monitoring, CLO portfolio compliance and loan administration for OFS Advisor’s syndicated senior loan business. Prior to joining OFSC in 1999, Mr. Cerny held various positions at Sanwa Business Credit Corporation, American National Bank and Trust Company of Chicago and Charter Bank Group, a multi-bank holding company. Mr. Cerny holds a B.S. in Finance from Northern Illinois University, a Masters of Management in Finance and Economics from Northwestern University’s J.L. Kellogg School of Management, and a J.D. from DePaul University’s School of Law. Mr. Cerny brings to our Board extensive accounting and financial experience and expertise, as well as investing experience, including lending, structuring and workouts.

Officers Who Are Not Directors

Jeffery S. Owen currently serves as the Chief Accounting Officer of OFS Capital and Hancock Park. Mr. Owen also serves as the Chief Accounting Officer and Controller of OFSC and OFS Advisor. Mr. Owen has over 25 years of experience in public and private accounting. Prior to joining OFSC in November of 2015, Mr. Owen served as Senior Vice President of Corporate Accounting for Northern Trust Corporation. Before joining Northern Trust Corporation in 2010, he held various positions at Aon Corporation, Web Street, Inc., CNA Financial Corporation, and Ernst & Young LLP, a national public accounting firm. Mr. Owen holds a Bachelor of Accountancy from the University of Oklahoma and a Masters of Business Administration, cum laude, from The University of Chicago Graduate School of Business. Mr. Owen is also a Certified Public Accountant and a CFA charterholder.

Eric P. Rubenfeld currently serves as the Chief Compliance Officer of OFS Capital and Hancock Park, and Chief Legal Officer and Chief Compliance Officer of OFSC and OFS Advisor, in which capacity he oversees the legal, compliance, risk management, and human resources, functions of OFSC and OFS Advisor. Mr. Rubenfeld has over 20 years of experience advising investment advisers, insurance companies, investment banks and other financial institutions. Prior to joining OFSC, Mr. Rubenfeld was the General Counsel and Chief Compliance Officer of GSC Group, an SEC registered investment adviser specializing in middle market corporate credit, and also served as Chief Compliance Officer of GSC Capital Corp, an externally managed, closed end, publicly listed BDC. From 2004 to 2006, Mr. Rubenfeld was Director and Counsel at Assured Guaranty Corp. From 1995 to 2004, Mr. Rubenfeld worked as an attorney in private practice in New York and Washington, D.C. Mr. Rubenfeld received his J.D., cum laude, from Harvard Law School in 1995 and his B.A., magna cum laude, in Economics and History from UCLA in 1991.

Linda S. VanDenburgh currently serves as Corporate Secretary of OFS Capital and Hancock Park, and Corporate Secretary, Vice President, General Counsel and Deputy Compliance Officer of OFSC and OFS Advisor. Ms. VanDenburgh has over 30 years of experience advising investment advisers, banks, investment companies and other financial institutions. Prior to joining OFSC in 2013, Ms. VanDenburgh acted as a Senior Attorney at BMO Harris Bank N.A., a Chicago-based bank owned by the Bank of Montreal. Prior to joining BMO in 2010, Ms. VanDenburgh held various positions with Northern Trust Corporation, Stein Roe Investment Counsel, and Van Kampen Investments, and worked as an attorney in private practice in Chicago. Ms. VanDenburgh received her J.D., magna cum laude, from the University of Pennsylvania Law School in 1983 and her B.A., magna cum laude, in Psychology from Brown University in 1979.

Compensation of Directors

The following table shows information regarding the compensation received by our independent directors for the fiscal year ended December 31, 2015.

Name	Aggregate Compensation from OFS Capital Corporation	Pension or Retirement Benefits Accrued as Part of Our Expenses(1)	Total Compensation from OFS Capital Corporation Paid to Director
Independent Directors
Marc Abrams	$100,000	—	$100,000
Robert J. Cresci	$100,000	—	$100,000
Elaine E. Healy	$100,000	—	$100,000
Interested Directors
Bilal Rashid	—	—	—
Jeffrey Cerny	—	—	—

(1)	We do not have a profit-sharing or retirement plan, and directors do not receive any pension or retirement benefits.

The independent directors receive an annual fee of $90,000. In addition, the chairman of each committee receives an annual fee of $10,000 for his or her additional services in this capacity. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors will have the option of having their directors’ fees paid in shares of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. No compensation is paid to directors who are “interested persons.”

CORPORATE GOVERNANCE

Board Leadership Structure

Our board of directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to us. Among other things, our board of directors approves the appointment of our investment adviser and our officers, reviews and monitors the services and activities performed by our investment adviser and our executive officers, and approves the engagement, and reviews the performance of, our independent registered public accounting firm.

Chairman and Chief Executive Officer

The board of directors currently combines the role of Chairman of the Board with the role of Chief Executive Officer (“CEO”), coupled with a Lead Independent Director position to further strengthen the governance structure. The Board believes this provides an efficient and effective leadership model for the Company. Combining the Chairman and CEO roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

No single leadership model is right for all companies at all times. The board of directors recognizes that depending on the circumstances, other leadership models, such as a separate independent chairman of the board, might be appropriate. Accordingly, the board of directors periodically reviews its leadership structure.

Moreover, the board of directors believes that its governance practices provide adequate safeguards against any potential risks that might be associated with having a combined Chairman and CEO. Specifically:

•	Three of the five current directors of the Company are independent directors;
•	All of the members of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are independent directors;
•	The board of directors and its committees regularly conduct scheduled meetings in executive session, out of the presence of our Chief Executive Officer and other members of management;
•	The board of directors and its committees regularly conduct meetings that specifically include our Chief Executive Officers; and
•	The board of directors and its committees remain in close contact with, and receive reports on various aspects of the Company’s management and enterprise risk directly from the Company’s senior management and independent auditors.

Lead Independent Director

The board of directors has instituted the Lead Independent Director position to provide an additional measure of balance, ensure the board of directors’ independence, and enhance its ability to fulfill its management oversight responsibilities. Robert J. Cresci currently serves as the Lead Independent Director. The Lead Independent Director:

•	Presides over all meetings of the directors at which the Chairman is not present, including executive sessions of the independent directors;
•	Frequently consults with the Chairman and CEO about strategic policies;
•	Provides the Chairman and CEO with input regarding Board meetings;
•	Serves as a liaison between the Chairman and CEO and the independent directors; and
•	Otherwise assumes such responsibilities as may be assigned to him by the independent directors.

Having a combined Chairman and CEO, coupled with a substantial majority of independent, experienced directors who evaluate the board of directors and themselves at least annually, including a Lead Independent Director with specified responsibilities on behalf of the independent directors, provides the right leadership structure for the Company and is best for the Company and its shareholders at this time.

Board’s Role in Risk Oversight

Our board of directors performs its risk oversight function primarily through (i) its standing committees, which report to the entire board of directors and are comprised solely of independent directors, and (ii) active monitoring of our Chief Compliance Officer and our compliance policies and procedures. For example, management of cyber security risk is the responsibility of the full board of directors.

Oversight of our investment activities extends to oversight of the risk management processes employed by OFS Advisor as part of its day-to-day management of our investment activities. The board of directors anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of OFS Advisor as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of directors’ risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the board of directors’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our board of directors in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee of our Board is required to review and approve any transactions with related persons (as such term is defined in Item 404 of Regulation S-K).

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act, the Company’s directors and executive officers, and any persons holding more than 10% of its common stock, are required to report their beneficial ownership and any changes therein to the SEC and the Company. Specific due dates for those reports have been established, and the Company is required to report herein any failure to file such reports by those due dates. Based on the Company’s review of Forms 3, 4 and 5 filed by such persons and information provided by the Company’s directors and officers, the Company believes that during the fiscal year ended December 31, 2015, all Section 16(a) filing requirements applicable to such persons were met in a timely manner.

Corporate Governance Documents

We maintain a corporate governance webpage at the “Governance Documents” link under the “Investor Relations” link at www.ofscapital.com.

Our Code of Business Conduct and Board Committee charters are available at our corporate governance webpage at www.ofscapital.com and are also available to any shareholder who requests them by writing to our Chief Compliance Officer, Eric P. Rubenfeld, at OFS Capital Corporation, 10 South Wacker Drive, Suite 2500, Chicago, Illinois 60606, Attention: Chief Compliance Officer.

Director Independence

In accordance with rules of The NASDAQ Global Select Market, the board of directors annually determines the independence of each director. No director is considered independent unless the board of directors has determined that he or she has no material relationship with the Company. The Company monitors the status of its directors and officers through the activities of the Company’s Nominating and Corporate Governance Committee and through a questionnaire to be completed by each director no less frequently than annually, with updates periodically if information provided in the most recent questionnaire has changed.

In order to evaluate the materiality of any such relationship, the board of directors uses the definition of director independence set forth in The NASDAQ Global Select Market rules. The NASDAQ Global Select

Market rules provides that a director of a BDC shall be considered to be independent if he or she is not an “interested person” of the Company, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Company.

The board of directors has determined that each of the following directors and director nominees are independent and have no relationship with the Company, except as director of the Company: Messrs. Abrams and Cresci and Ms. Healy.

Annual Evaluation

Our directors will perform an evaluation, at least annually, of the effectiveness of the Board and its committees. This evaluation will include an annual questionnaire and Board committee discussion.

Communications with Directors

Shareholders and other interested parties may contact any member (or all members) of the board of directors by mail. To communicate with the board of directors, any individual directors or any group or committee of directors, correspondence should be addressed to the board of directors or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent to OFS Capital Corporation, 10 South Wacker Drive, Suite 2500, Chicago, Illinois 60606, Attention: Chief Compliance Officer. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Appropriate OFS Capital Corporation personnel will review and sort through communications before forwarding them to the addressee(s).

Board Meetings and Committees

The board of directors has established a (i) standing audit committee, (ii) a standing nominating and corporate governance committee and (iii) standing compensation committee. The board of directors met ten times during the fiscal year ended December 31, 2015. Each director attended at least 75% of the aggregate of: (i) all regular meetings of the board of directors held during the fiscal year ended December 31, 2015; and (ii) all committees on which the director served that were held while the director was a member. The board of directors’ standing committees are set forth below. We require each director to make a diligent effort to attend all board of directors and committee meetings, as well as each Annual Meeting of Shareholders. All directors attended the 2015 Annual meeting of shareholders.

Audit Committee

The Audit Committee is presently composed of three persons, Messrs. Abrams and Cresci and Ms. Healy, each of whom meets the independence standards established by the SEC and NASDAQ for audit committees and is independent for purposes of the 1940 Act. Mr. Abrams serves as chairman of the audit committee. Our board of directors has determined that each of Messrs. Abrams and Cresci and Ms. Healy is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act.

The Audit Committee operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the Audit Committee. The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The audit committee also establishes guidelines and makes recommendations to our board of directors regarding the valuation of our loans and other investments. The Audit Committee met ten times during the fiscal year ended December 31, 2015.

A charter of the Audit Committee is available in print to any shareholder who requests it and it is also available on the Company’s website at www.ofscapital.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of three members, Messrs. Abrams and Cresci and Ms. Healy, each of whom meets the independence standards established by NASDAQ and is independent for purposes of the 1940 Act. Mr. Cresci serves as chairman of the Nominating and Corporate

Governance Committee. The Nominating and Corporate Governance Committee operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board of directors or a committee of the board of directors and overseeing the evaluation of the board of directors and our management.

The Nominating and Corporate Governance Committee will consider nominees to the board of directors recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a director at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a director by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the board of directors, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines. The Nominating and Corporate Governance Committee met once during the fiscal year ended December 31, 2015.

A charter of the Nominating and Corporate Governance Committee is available in print to any shareholder who requests it, and it is also available on the Company’s website at www.ofscapital.com.

Compensation Committee

The Compensation Committee consists of three members, Messrs. Abrams and Cresci and Ms. Healy, each of whom meets the independence standards established by the SEC and NASDAQ and is independent for purposes of the 1940 Act. Ms. Healy serves as chairman of the Compensation Committee. The Compensation Committee operates pursuant to a charter approved by our Board. Currently none of the Company’s executive officers are directly compensated by the Company. However, the Company reimburses its administrator for the allocable portion of overhead and other expenses incurred by the administrator in performing its obligations under an administration agreement, including an allocable share of the compensation of certain of the Company’s executive officers with finance and compliance responsibilities. The Compensation Committee met once during the fiscal year ended December 31, 2015.

A charter of the Compensation Committee is available in print to any shareholder who requests it, and it is also available on the Company’s website at www.ofscapital.com.

Code of Business Conduct

We have adopted a Code of Business Conduct that applies to, among others, our executive officers, including our Principal Executive Officer and Principal Financial Officer, as well as every officer, director and employee of the Company. Requests for copies should be sent in writing to our Chief Compliance Officer, Eric P. Rubenfeld, at OFS Capital Corporation, 10 South Wacker Drive, Suite 2500, Chicago, Illinois 60606. The Company’s Code of Business Conduct is also available on our website at www.ofscapital.com.

If we make any substantive amendment to, or grant a waiver from, a provision of our Code of Business Conduct, we will promptly disclose the nature of the amendment or waiver on our website at www.ofscapital.com as well as file a Form 8-K with the SEC.

Compensation of Executive Officers

None of our officers receives direct compensation from us. Mr. Rashid, our Chief Executive Officer, Mr. Cerny, our Chief Financial Officer, Mr. Owen, our Chief Accounting Officer, and Mr. Rubenfeld, our Chief Compliance Officer, are paid by OFSC, subject to reimbursement by us, pursuant to the Administration Agreement, for an allocable portion of such compensation for services rendered by such persons to us. To the extent that OFS Services outsources any of its functions under the Administration Agreement to OFSC under the Staffing Agreement, we will pay the fees associated with such functions on a direct basis without profit to OFS Services.

PORTFOLIO MANAGEMENT

Investment opportunities require approval through the Advisor Investment Committee. Follow-on investments in existing portfolio companies require the Advisor Investment Committee’s approval processes. The day-to-day management of investments approved by the Advisor Investment Committees will be overseen by Bilal Rashid and a team assigned to the portfolio.

All of the Advisor Investment Committee members have ownership and financial interests in, and may receive compensation and/or profit distributions from, OFSAM, the parent company of OFS Advisor, and/or its subsidiaries. None of the Advisor Investment Committee members receive any direct compensation from us. See “Control Persons and Principal Shareholders” for additional information about equity interests held by certain of these individuals.

Messrs. Rashid and Cerny are also primarily responsible for the day-to-day management of four other pooled investment vehicles, with a total amount of approximately $1.0 billion of assets under management as of December 31, 2015, from which OFS Advisor and OFSAM may receive incentive fees. See “Related-Party Transactions and Certain Relationships” for a description of OFS Advisor’s allocation policy governing allocations of investments among us and other investment vehicles with similar or overlapping strategies, as well as a description of certain other relationships between us and OFS Advisor.

Advisor Investment Committee

The Advisor Investment Committee meets regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by OFS Advisor on our behalf. In addition, the Advisor Investment Committee reviews and determines whether to make prospective investments identified by OFS Advisor and monitors the performance of our investment portfolio.

Information regarding members of the Advisor Investment Committee is as follows:

Name(1)	Age	Position
Richard S. Ressler	57	Chairman of OFSAM, Chairman of the Advisor Investment Committee
Bilal Rashid	45	Senior Managing Director of OFSC and OFS Advisor
Jeffrey A. Cerny	53	Senior Managing Director of OFSC and OFS Advisor
Mark Hauser	58	Senior Managing Director of OFSC and OFS Advisor
Peter Rothschild	42	Managing Director of OFSC and OFS Advisor
Peter Fidler	43	Managing Director of OFSC and OFS Advisor

(1)	The address for each member of the Advisor Investment Committee is c/o OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606. None of these individuals beneficially own any of our equity securities.

Members of the Advisor Investment Committee Who Are Not Our Directors or Executive Officers

Richard S. Ressler is a Co-Founder and Chairman of the executive committee of OFSAM, serving as Chairman pursuant to a consulting agreement between OFSAM and Orchard Capital. Mr. Ressler is the founder and President of Orchard Capital, a firm that provides investment capital and advice to companies (including OFSAM) in which Orchard Capital or its affiliates invest. He has been President of Orchard Capital since 1994. Through his affiliation with Orchard Capital, Mr. Ressler also serves in various senior capacities with, among others, CIM Group, L.P., (together with its affiliates, “CIM”), a real estate investment and management company. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including j2 Global, Inc. (“JCOM”). Mr. Ressler co-founded CIM in 1994 and, through an agreement with Orchard Capital, currently chairs its investment and asset management committees. CIM is a full service urban real estate and infrastructure fund manager with in-house research, acquisition, investment, development, finance, leasing and management capabilities. Among CIM’s investors are U.S. and international pension funds, endowments, multinational corporations and other private investors.

Mr. Ressler served as Chairman and CEO of JCOM from 1997 to 2000 and, through an agreement with Orchard Capital, currently serves as its non-executive Chairman. JCOM provides cloud services to businesses of all sizes, from individuals to enterprises and offers online fax, virtual phone systems, hosted email, email marketing, online backup and customer relationship management services under a variety of brand names. Mr. Ressler holds a B.A. from Brown University, and J.D. and MBA degrees from Columbia University.

Mark S. Hauser is a Senior Managing Director of OFSC and OFS Advisor and serves as a member of OFSAM’s executive committee. Mr. Hauser co-founded SBIC I LP in 2009 and the predecessor to Tamarix Capital Corporation, an unaffiliated investment firm (“Tamarix Capital”), in the early 1990s, and currently serves as the Managing Director of Tamarix Capital. Prior thereto, he was a Senior Managing Director at Sandell Asset Management, an international multi-strategy alternative asset manager, where he founded and was global head of the firm’s private equity practice as well as a member of its investment committee. Prior to joining Sandell, he was a Managing Director at FdG Associates, a New York-based middle-market private equity fund focused on investing in family owned businesses. Previously, he was a Managing Director at Ocean Capital Corporation, a private international investment banking firm.

Mr. Hauser has served as an officer and on the boards of directors of various private and public portfolio companies, both in the U.S. and abroad, and continues to serve on the board of directors of MOKO Social Media Limited, an Australian public company. He began his career as a corporate attorney, practicing in New York, Sydney and London. Mr. Hauser holds a Bachelor of Economics Degree and a Bachelor of Law Degree from Sydney University and a Master of Law Degree from the London School of Economics & Political Science.

Peter E. Rothschild is a Managing Director of OFSC and OFS Advisor. Mr. Rothschild co-founded SBIC I LP and joined Tamarix Capital in 2009, and he is currently a principal of Tamarix Capital. Prior to that, Mr. Rothschild was a principal at Sandell Asset Management, an international multi-strategy alternative asset manager, where he was a member of the firm’s global private equity practice. Previously, he was a Director at Levine Leichtman Capital Partners, a Los Angeles-based private equity firm focused on control and structured equity investments in middle-market companies. Prior to Levine Leichtman, he worked at imc2, a full-service interactive agency, and was primarily responsible for managing the company’s financing activities and evaluating acquisition and sale opportunities. Before that, he worked as an Associate at Graham Partners, a Philadelphia-based private equity firm, and as an analyst at Salomon Brothers. Mr. Rothschild holds a Bachelor of Arts from the University of Pennsylvania and a Master of Business Administration from the University of Chicago, Graduate School of Business.

Peter J. Fidler is a Managing Director of OFSC and OFS Advisor. Mr. Fidler joined SBIC I LP and Tamarix Capital in 2009, and is currently a principal of Tamarix Capital. From 2001 to 2008, Mr. Fidler was a Principal at Allied Capital Corporation, a publicly-traded business development company focused on making junior debt and equity investments in middle-market companies. Previously, he was an Assistant Vice President in the Leverage Finance Group of LaSalle Bank (now Bank of America). Prior to joining LaSalle, Mr. Fidler served as a consultant to the World Bank in Washington, D.C. and Harare, Zimbabwe as well as a Presidential Intern to the National Economic Council of the White House. Mr. Fidler holds a Bachelor of Arts from Cornell University and a Master of Public Policy degree from Harvard University.

MANAGEMENT AND OTHER AGREEMENTS

OFS Advisor is registered as an investment adviser under the Advisers Act. OFS Advisor is a wholly owned subsidiary of OFSAM. Subject to the overall supervision of our board of directors and in accordance with the 1940 Act, OFS Advisor manages our day-to-day operations and provides investment advisory services to us. Under the terms of the Investment Advisory Agreement, OFS Advisor:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	assists us in determining what securities we purchase, retain or sell;
•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and
•	executes, closes, services and monitors the investments we make.

Certain personnel of OFS conduct activities on our behalf directly through, and under the supervision of, OFS Advisor. OFS Advisor’s services under the Investment Advisory Agreement are not exclusive to us. Pursuant to a Staffing Agreement between OFSC and OFS Advisor, OFSC has agreed to provide OFS Advisor with the resources to fulfill its obligations under the Investment Advisory Agreement. These resources include staffing by experienced investment professionals and access to the senior investment personnel of OFSC, pursuant to which each member of the Advisor Investment Committee has committed to serve in such capacity (including Mr. Ressler, who is currently the Chairman of the Advisor Investment Committee). These personnel services are provided under the Staffing Agreement on a direct cost reimbursement basis to OFS Advisor.

Investment Advisory Agreement

Management and Incentive Fee

Pursuant to the Investment Advisory Agreement with and subject to the overall supervision of our board of directors and in accordance with the 1940 Act, OFS Advisor provides investment advisory services to us. For providing these services, OFS Advisor receives a fee from us, consisting of two components — a base management fee and an incentive fee. From the completion of our IPO through October 31, 2013, the base management fee was calculated at an annual rate of 0.875% based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity), adjusted for stock issuances and stock purchases, at the end of the two most recently completed calendar quarters. Beginning on November 1, 2013 and through March 31, 2014, pursuant to the Investment Advisory Agreement the base management fee was calculated at an annual rate of 1.75% based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity), adjusted for stock issuances and stock purchases, at the end of the two most recently completed calendar quarters. We have excluded from the base management fee calculation any base management fee that would be owed in respect of the intangible asset and goodwill resulting from our acquisitions of the remaining ownership interests in SBIC I LP and SBIC I GP on December 4, 2013. The base management fee is payable quarterly in arrears. Base management fees for any partial quarter are prorated based on the number of days in the quarter.

On May 5, 2014, we were notified by OFS Advisor that, effective as of April 1, 2014, it would reduce its base management fee by two-thirds for the balance of the 2014 fiscal year. Specifically, OFS Advisor agreed to reduce its base management fee from 0.4375% per quarter to 0.145833% per quarter for the second, third, and fourth quarters of 2014. Accordingly, the effective annual base management fee for the 2014 fiscal year will be equal to or less than 50% of the 1.75% required by our Investment Advisory Agreement with OFS Advisor, or not greater than 0.875%. OFS Advisor informed us that this reduction was made for the benefit of our shareholders to take into account unforeseen delays in completing the SBIC Acquisitions. The base management fee resumed to its 1.75% annual rate on January 1, 2015.

We incurred base management fee expenses of approximately $4.9 million, $2.2 million, and $2.4 million for the years ended December 31, 2015, 2014, and 2013, respectively.

The incentive fee has two parts. One part (part one) is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. “Pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees such as commitment, origination and sourcing, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest or dividend feature (such as original issue discount, or OID, debt instruments with PIK interest, equity investments with accruing or PIK dividend, and zero coupon securities), accrued income that we have not yet received in cash.

Pre-incentive fee net investment income does not include any realized gains, realized losses, unrealized capital appreciation or unrealized capital depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized capital losses and unrealized capital depreciation.

Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% per quarter. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for OFS Advisor to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. There is no accumulation of amounts on the hurdle rate from quarter to quarter and, accordingly, there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment if prior quarters are below the quarterly hurdle rate. Pre-incentive fee net investment income fees are prorated for any partial quarter based on the number of days in such quarter.

We pay OFS Advisor an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate;
•	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 2.5%) as the “catch-up” provision. The catch-up is meant to provide OFS Advisor with 20.0% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this pre-incentive fee net investment income exceeds 2.5% in any calendar quarter; and
•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income (expressed as a percentage of the net value of net assets)

Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee

The second part (part two) of the incentive fee (the “Capital Gains Fee”) is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date) and is calculated at the end of each applicable year by subtracting (a) the sum of our cumulative aggregate realized capital losses and our aggregate unrealized capital depreciation from (b) our cumulative aggregate realized capital gains. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20.0% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year. The Company accrues the Capital Gains Fee if, on a cumulative basis, the sum of net realized capital gains and (losses) plus net unrealized appreciation and (depreciation) is positive.

The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investments. Unrealized capital appreciation is accrued, but not paid until said appreciation is realized. We accrue the Capital Gains Fee if, on a cumulative basis, the sum of the net realized capital gains (and losses) plus net unrealized appreciation (and depreciation) is positive. OFS Advisor has excluded from the Capital Gains Fee calculation the realized gain with respect to the step acquisitions resulting from the SBIC Acquisition. The Capital Gains Fee for any partial year is prorated based on the number of days in such year.

We incurred incentive fee expense of $2.6 million, $1.3 million, and $–0– for the years ended December 31, 2015, 2014, and 2013, respectively. Incentive fees for the year ended December 31, 2015, consisted of part one incentive fees (based on net investment income) of $2.5 million and part two incentive fees (based upon net realized and unrealized gains and losses, or capital gains) of $139 thousand, which was accrued but not payable as of December 31, 2015. Incentive fees were $1.3 million and $–0– for the years ended December 31, 2014 and 2013, respectively, which consisted entirely of part one incentive fees.

Examples of Incentive Fee Calculation

Example 1 — Income Related Portion of Incentive Fee:

Assumptions

•	Hurdle rate(1) = 2.0%
•	Management fee = 0.44%
•	Other estimated expenses (legal, accounting, custodian, transfer agent, etc.)(2) = 0.20%

(1) Represents a quarter of the 8.0% annualized hurdle rate.

(2) Excludes estimated offering expenses.

Alternative 1

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 1.25%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.61%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 2.80%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.16%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee	= 100% × “Catch-Up” + the greater of 0% AND (20% × (pre-incentive fee net investment income – 2.5%))
= (100% × (2.16%) – 2.0%)) + 0%
= 100% × 0.16%
= 0.16%

Alternative 3

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.50%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.86%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee	= 100% × “Catch-Up” + the greater of 0% AND (20% × (pre-incentive fee net investment income – 2.5%))
= (100% × (2.5% – 2.0%)) + (20% × (2.86% – 2.5%))
= 0.5% + (20% × 0.36%)
= 0.5% + 0.07%
= 0.57%

Example 2 — Capital Gains Portion of Incentive Fee:

Alternative 1

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)
•	Year 2: Investment A is sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million
•	Year 3: FMV of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None (no sales transactions)
•	Year 2: $6 million (20% multiplied by $30 million realized capital gains on sale of Investment A)
•	Year 3: None; $5 million (20% multiplied by $30 million cumulative realized capital gains less $5 million cumulative unrealized capital depreciation) less $6 million (Capital Gains Fee paid in Year 2)
•	Year 4: $200,000; $6.2 million (20% multiplied by $31 million cumulative realized capital gains) less $6 million (Capital Gains Fee paid in Year 2)

Alternative 2

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)
•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
•	Year 4: FMV of Investment B determined to be $35 million
•	Year 5: Investment B sold for $20 million

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None (no sales transactions)
•	Year 2: $5 million (20% multiplied by $30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B)
•	Year 3: $1.4 million; $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains on Investment A and Investment C less $3 million cumulative unrealized capital depreciation on Investment B)) less $5 million (Capital Gains Fee paid in Year 2)
•	Year 4: $0.6 million; $7 million (20% multiplied by $35 million (cumulative realized capital gains on Investment A and Investment C)) less $6.4 million (cumulative Capital Gains Fee paid in all prior years)
•	Year 5: None; $5 million (20% multiplied by $25 million ($35 million cumulative realized capital gains on Investments A and C less $10 million realized capital losses on Investment B)) less $7 million (cumulative Capital Gains Fee paid in all prior years))

Payment of Our Expenses

Our primary operating expenses include interest expense due under the SBA debentures, the payment of fees to OFS Advisor under the Investment Advisory Agreement, professional fees, and our allocable portion of overhead expenses under the Administration Agreement and other operating costs described below. Additionally, we will pay interest expense on any outstanding debt under any new credit facility or other debt instrument we may enter into. We bear all other out-of-pocket costs and expenses of our operations and transactions, whether incurred by us directly or on our behalf by a third party, including:

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to making investments, including out-of-pocket fees and expenses associated with performing due diligence and reviews of prospective investments;

•	transfer agent and custodial fees;
•	out-of-pocket fees and expenses associated with marketing efforts;
•	federal and state registration fees and any stock exchange listing fees;
•	U.S. federal, state and local taxes;
•	independent directors’ fees and expenses;
•	brokerage commissions;
•	fidelity bond, directors’ and officers’ liability insurance and other insurance premiums;
•	direct costs, such as printing, mailing and long-distance telephone;
•	fees and expenses associated with independent audits and outside legal costs;
•	costs associated with our reporting and compliance obligations under the 1940 Act and other applicable U.S. federal and state securities laws; and
•	other expenses incurred by either OFS Services or us in connection with administering our business, including payments under the Administration Agreement that will be based upon our allocable portion (subject to the review and approval of our board of directors) of overhead.

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement will remain in effect from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons” as defined in the 1940 Act. The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by OFS Advisor and may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon not less than 60 days’ written notice. See “Risk Factors — Risks Related to our Business and Structure — We are dependent upon the OFS senior professionals for our future success and upon their access to the investment professionals and partners of OFS and its affiliates.”

Indemnification

The Investment Advisory Agreement provides that OFS Advisor and its affiliates and its affiliates’ respective officers, directors, members, managers, shareholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or reckless disregard of such person’s obligations and duties under the Investment Advisory Agreement.

Board Approval of the Investment Advisory Agreement

Our board, including our independent directors, approved the Investment Advisory Agreement at a meeting held on April 7, 2016. In reaching a decision to approve the Investment Advisory Agreement, the board of directors reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to us by OFS Advisors;
•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;
•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;
•	any existing and potential sources of indirect income to OFS Advisors from its relationship with us and the profitability of that relationship, including through the Investment Advisory Agreement;

•	information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; and
•	the organizational capability and financial condition of OFS Advisor and its affiliates.

Based on the information reviewed and the discussion thereof, the board of directors, including a majority of the non-interested directors, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Investment Advisory Agreement as being in the best interests of our shareholders.

Administration Agreement

Pursuant to the Administration Agreement, OFS Services furnishes us with office facilities and equipment, necessary software licenses and subscriptions and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, OFS Services performs, or oversees the performance of, our required administrative services, which include being responsible for the financial records that we are required to maintain and preparing reports to our shareholders and all other reports and materials required to be filed with the SEC or any other regulatory authority. In addition, OFS Services assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our shareholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, OFS Services would provide managerial assistance on our behalf to certain portfolio companies that accept our offer to provide such assistance. Payments under the Administration Agreement are equal to an amount based upon our allocable portion (subject to the review and approval of our board of directors) of OFS Services’ overhead in performing its obligations under the Administration Agreement, including rent, information technology, and our allocable portion of the cost of our officers, including our chief executive officer, chief financial officer, chief compliance officer, chief accounting officer, and corporate secretary, and their respective staffs. The Administration Agreement may be renewed annually with the approval of our board of directors, including a majority of our directors who are not “interested persons.” The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. To the extent that OFS Services outsources any of its functions we pay the fees associated with such functions on a direct basis without profit to OFS Services.

We incurred administration fee expenses of $1.6 million, $1.2 million, and $938 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

Indemnification

The Administration Agreement provides that OFS Services and its affiliates’ respective officers, directors, members, managers, shareholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Administration Agreement, except where attributable to willful misfeasance, bad faith or gross negligence in the performance of such person’s duties or reckless disregard of such person’s obligations and duties under the Administration Agreement.

Board Approval of the Administrative Agreement

Our board reviewed the services provided under the Administrative Agreement, and approved its renewal at the April 7, 2016 meeting.

Staffing Agreement

We do not have any internal management capacity or employees. We depend on the diligence, skill and network of business contacts of the OFS senior professionals to achieve our investment objective. OFS Advisor is a subsidiary of OFSAM and depends upon access to the investment professionals and other resources of OFSAM and its affiliates to fulfill its obligations to us under the Investment Advisory Agreement. OFS Advisor also depends upon OFSAM to obtain access to deal flow generated by the professionals of OFSAM and its affiliates. Under the Staffing Agreement between OFSC and OFS Advisor, OFSC provides

OFS Advisor with the resources necessary to fulfill these obligations. The Staffing Agreement provides that OFSC make available to OFS Advisor experienced investment professionals and access to the senior investment personnel of OFSC for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. The Staffing Agreement also includes a commitment that the members of the Advisor Investment Committee serve in such capacity (including Mr. Ressler, who is currently the Chairman of the Advisor Investment Committee).

The Staffing Agreement is renewable by the parties thereto on an annual basis. Services under the Staffing Agreement are provided to OFS Advisor on a direct cost reimbursement basis, and such fees are not our obligation.

OFSC also has entered into a staffing and corporate services agreement with OFS Services. Under this agreement, OFS Services makes available to OFSC experienced investment professionals and access to the administrative resources of OFS Services.

License Agreement

We have entered into a license agreement with OFSAM under which OFSAM has agreed to grant us a non-exclusive, royalty-free license to use the name “OFS.” Under this agreement, we have a right to use the “OFS” name for so long as OFS Advisor or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “OFS” name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with OFS Advisor is in effect.

RELATED-PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

We have entered into agreements with OFS Advisor and its affiliates in which certain members of our senior management have ownership and financial interests. OFS Advisor and its affiliates manage other assets and funds and may manage other entities in the future, including other BDCs, and these other funds and entities may have similar or overlapping investment strategies. The members of our investment committees serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds or other investment vehicles managed by OFS Advisor or its affiliates. Similarly, OFS Advisor and/or its affiliates may have other clients with, similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our shareholders. OFS Advisor will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy so that we are not disadvantaged in relation to any other client. See “Risk Factors — Risks Related to Our Business and Structure — We have potential conflicts of interest related to obligations that OFS Advisor or its affiliates may have to other clients.” An investment opportunity that is suitable for multiple clients of OFS Advisor and its other affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act (see discussion below). There can be no assurance that OFS Advisor’s or its other affiliates’ efforts to allocate any particular investment opportunity fairly and equitably among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor. As a result, we may not be given the opportunity to participate in certain investments made by investment funds, accounts or other investment vehicles managed by OFS Advisor and its affiliates or by members of our investment committees.

Because we have elected to be treated as a BDC under the 1940 Act, we are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Those transactions include purchases and sales, and so-called “joint” transactions, in which we and one or more of our affiliates are engaging together in certain types of profit-making activities. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we are generally prohibited from engaging in purchases or sales of assets or joint transactions with such affiliates, absent the prior approval of our independent directors. Additionally, without the approval of the SEC, we are prohibited from engaging in purchases or sales of assets or joint transactions with the following affiliated persons: (a) our officers, directors, and employees; (b) OFS Advisor and its affiliates; and (c) OFSAM or its affiliates.

We may, however, invest alongside OFSAM and its affiliates or their respective other clients in certain circumstances where doing so is consistent with current law and SEC staff interpretations. For example, we may invest alongside such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that OFS Advisor, acting on our behalf and on behalf of other clients, negotiates no term other than price. Co-investment with such other accounts is not permitted or appropriate under this guidance when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other accounts. Moreover, except in certain circumstances, this guidance does not permit us to invest in any issuer in which OFSAM and its affiliates or a fund managed by OFSAM or its other affiliates has previously invested.

With the exception of investments specifically permitted by current law or regulatory guidance, we will not be permitted to co-invest with other funds managed by OFSAM or its affiliates unless we receive exemptive relief from the SEC permitting us to do so. Under this allocation policy, if two or more investment vehicles with similar or overlapping investment strategies are in their investment periods, an available opportunity will be allocated based on the provisions governing allocations of such investment opportunities in the relevant organizational, offering or similar documents, if any, for such investment vehicles. In the absence of any such provisions, OFS Advisor will consider the following factors and the weight that should be given with respect to each of these factors:

•	investment guidelines and/or restrictions, if any, set forth in the applicable organizational, offering or similar documents for the investment vehicles;

•	risk and return profile of the investment vehicles;
•	suitability/priority of a particular investment for the investment vehicles;
•	if applicable, the targeted position size of the investment for the investment vehicles;
•	level of available cash for investment with respect to the investment vehicles;
•	total amount of funds committed to the investment vehicles; and
•	the age of the investment vehicles and the remaining term of their respective investment periods, if any.

In situations where co-investment with other accounts is not permitted or appropriate, OFS Advisor will need to decide which account will proceed with the investment. The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made. These restrictions, and similar restrictions that limit our ability to transact business with our officers or directors or their affiliates, may limit the scope of investment opportunities that would otherwise be available to us.

We have in the past co-invested and expect in the future to co-invest on a concurrent basis with OFSAM and its other affiliates, unless doing so is impermissible under existing regulatory guidance, applicable regulations and OFS Advisor’s allocation policy. Certain types of negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that we will obtain any such order. See “Regulation.” On January 15, 2016, we filed an exemptive application with the SEC to permit us to co-invest with funds or entities managed by OFS Advisor in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act. Any such order, if granted by the SEC, will be subject to certain terms and conditions. There can be no assurance when or if such exemptive relief will be granted by the SEC. If such relief is granted, then we will be permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) or our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching by us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

Our senior management, members of OFS Advisor’s investment committee, members of OFS SBIC I, LP’s investment committee and other investment professionals from OFSAM or its other affiliates may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law.

We have entered into an Investment Advisory Agreement with OFS Advisor and will pay OFS Advisor a base management fee and incentive fee. The incentive fee will be computed and paid on income that we may not yet have received in cash. This fee structure may create an incentive for OFS Advisor to invest in certain types of securities. Additionally, we rely on investment professionals from OFS Advisor to assist our board of directors with the valuation of our portfolio investments. OFS Advisor’s base management fee and incentive fee are based on the value of our investments and there may be a conflict of interest when personnel of OFS Advisor are involved in the valuation process for our portfolio investments. This could incentivize OFS Advisor to cause us to make more speculative investments or increase our debt outstanding in an effort to recoup its payment out of additional advisory compensation.

We have entered into a license agreement with OFSAM under which OFSAM has agreed to grant us a non-exclusive, royalty-free license to use the name “OFS.”

We have entered into an Administration Agreement, pursuant to which OFS Services furnishes us with office facilities, equipment, necessary software licenses and subscriptions and clerical, bookkeeping and record keeping services at such facilities. Under our Administration Agreement, OFS Services performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our shareholders and all other reports and materials required to be filed with the SEC or any other regulatory authority.

OFS Advisor is an affiliate of OFSC, with which it has entered into the Staffing Agreement. Under this agreement, OFSC will make available to OFS Advisor experienced investment professionals and access to the senior investment personnel and other resources of OFSC and its affiliates. The Staffing Agreement should provide OFS Advisor with access to deal flow generated by the professionals of OFSC and its affiliates and commits the members of OFS Advisor’s investment committee to serve in that capacity. OFS Advisor intends to capitalize on the significant deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFSC’s investment professionals.

OFSC also has entered into a Staffing and Corporate Services Agreement with OFS Services. Under this agreement, OFS Services will make available to OFSC the administrative resources of OFS Services.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 14, 2016, the beneficial ownership of the nominees for director, the Company’s executive officers, each person known to us to beneficially own 5% or more of the outstanding shares of our common stock, and the executive officers and directors as a group. Percentage of beneficial ownership is based on 9,691,170 shares of common stock outstanding as of December 31, 2015.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of our shares of common stock is based upon information furnished by the Company’s transfer agent and other information obtained from such persons, if available.

Unless otherwise indicated, the Company believes that each beneficial owner set forth in the table has sole voting and investment power and has the same address as the Company. The Company’s directors are divided into two groups  —  interested directors and independent directors. Interested directors are “interested persons” of OFS Capital Corporation as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”). Unless otherwise indicated, the address of all executive officers and directors is c/o OFS Capital Corporation, 10 South Wacker Drive, Suite 2500, Chicago, Illinois 60606.

Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percentage of Class
Other
Orchard First Source Asset Management, LLC (“OFSAM”)(1)	2,946,474	30.4%
Advisors Asset Management, Inc.(2)	486,199	5.0%
Interested Directors
Bilal Rashid	None	None
Jeffrey A. Cerny	None	None
Independent Directors
Marc Abrams	2,000		*
Robert J. Cresci	None	None
Elaine E. Healy	None	None
Officers Who Are Not Directors
Eric P. Rubenfeld	None	None
Linda S. VanDenburgh	None	None
Jeffery S. Owen	None	None
Officers and Directors as a group (9 persons)	2,000		*

*	Less than 1.0%.
(1)	OFSAM is owned by Bilal Rashid, Jeffrey A. Cerny and other officers of OFS Capital Management, LLC (“OFS Advisor”), the Company’s investment adviser and its affiliates. OFSAM votes its shares of the Company’s stock as determined by OFSAM’s Executive Committee, which is comprised of Richard Ressler and Mark Hauser, as well as Messrs. Rashid and Cerny. Neither of Messrs. Rashid or Cerny is a beneficial owner of the Company’s shares held by OFSAM for purposes of Section 13(d).
(2)	Based on information included in the Schedule 13G filed by Advisors Asset Management, Inc. on February 10, 2016, as of December 31, 2015, Advisors Asset Management, Inc. had beneficial ownership and sole voting and dispositive power over 486,199 shares of the Company’s common stock.

DOLLAR RANGE OF MARKET VALUE OF
SECURITIES BENEFICIALLY OWNED BY DIRECTORS

Set forth in the table below is the dollar range of equity securities beneficially owned by each director as of April 14, 2016.

Name of Director	Dollar Range of Equity Securities in the Company(1)(2)
Independent Directors
Marc Abrams	$10,001 – $50,000
Robert J. Cresci	None
Elaine E. Healy	None
Interested Directors
Bilal Rashid	None
Jeffrey A. Cerny	None

(1)	The dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.
(2)	Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares of common stock outstanding at the date as of which the determination is made.

In calculating the value of our total assets each quarter, we will assess whether a sufficient number of market quotations are available or whether a sufficient number of indicative prices from pricing services or brokers or dealers have been received. Investments for which sufficient market quotations are available will be valued at such market quotations. Otherwise we undertake, on a quarterly basis, a valuation process as described below:

•	For each debt investment, a basic credit rating review process is completed. The risk rating on every credit facility is reviewed and either reaffirmed or revised by the Advisor Investment Committee.
•	Each portfolio company or investment is valued by an investment professional.
•	Preliminary valuation conclusions are documented and then submitted to the Advisor Investment Committee for ratification.
•	Third party valuation firm(s) will be engaged to provide valuation services as requested, by reviewing the preliminary valuations of the Advisor Investment Committee. The Advisor Investment Committee’s preliminary fair value conclusions on each of our assets for which sufficient market quotations are not readily available will be reviewed and assessed by a third-party valuation firm at least once in every 12-month period, and more often as determined by the audit committee of our board of directors or required by our valuation policy. Such valuation assessment may be in the form of positive assurance, range of values or other valuation method based on the discretion of our board of directors.
•	The audit committee of our board of directors reviews the preliminary valuations of the Advisor Investment Committee and independent valuation firms and, if appropriate, recommends the approval of the valuations by the board of directors.
•	Our board of directors will discuss valuations and determine the fair value of each investment in the portfolio in good faith based on the input of OFS Advisors and, where appropriate, the respective independent valuation firms.

See “Risks — A substantial portion of our portfolio investments may be recorded at fair value as determined in good faith by or under the direction of our board of directors and, as a result, there may be uncertainty regarding the value of our portfolio investments.”

We follow ASC Topic 820 for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined with models or other valuation techniques, valuation inputs, and assumptions market participants would use in pricing an asset or liability. Valuation inputs are organized in a hierarchy that gives the highest priority to prices for identical assets or liabilities quoted in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of inputs in the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs for the asset or liability, and situations where there is little, if any, market activity for the asset or liability at the measurement date.

The inputs into the determination of fair value are based upon the best information under the circumstances and may require significant management judgment or estimation. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

We assess the levels of the investments at each measurement date, and transfers between levels are recognized on the measurement date. There were no transfers among Level 1, 2 and 3 for the years ended December 31, 2015, 2014 and 2013. The following sections describe the valuation techniques used to measure different financial instruments at fair value and include the levels within the fair value hierarchy in which the financial instruments are categorized.

Investments for which prices are not observable are generally private investments in the equity and debt securities of operating companies. The primary method used to estimate the fair value of investments is the discounted cash flow method (although a liquidation analysis, option theoretical, or other methodology may be used when more appropriate). The discounted cash flow approach to determine fair value (or a range of fair values) involves applying an appropriate discount rate(s) to the estimated future cash flows using various relevant factors depending on investment type, including comparing the latest arm’s length or market transactions involving the subject security, a benchmark credit spread or other indicators of market yields, assumed growth rate (in cash flows), company performance and capitalization rates/multiples (for determining terminal values of underlying portfolio companies). The valuation based on the inputs determined to be the most reasonable and probable is used as the fair value of the investment. The determination of fair value using these methodologies may take into consideration a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment and anticipated financing transactions after the valuation date. Application of these valuation methodologies involves a significant degree of judgment by management. Fair values of new investments or investments where an arm’s length transaction occurred in the same security are generally assumed to be equal to their cost to the Company for up to three months after their initial purchase.

Due to the inherent uncertainty of determining the fair value of Level 3 investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be received or settled. Further, such investments are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we might realize significantly less than the value at which such investment had previously been recorded.

The types of factors that we may take into account in fair value pricing our investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and cash flows, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will express the uncertainty with respect to the possible effect such valuations, and any change in such valuations, on our financial statements.

Determinations in connection with offerings

In connection with future offering of shares of our common stock, our board of directors or an authorized committee thereof will be required to make a good faith determination that it is not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made. Our board of directors or an authorized committee thereof will consider the following factors, among others, in making such determination:

•	the net asset value per share of our common stock disclosed in the most recent periodic report that we filed with the SEC;
•	our management’s assessment of whether any material change in the net asset value per share of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value per share of our common stock and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of our common stock; and
•	the magnitude of the difference between (i) a value that our board of directors or an authorized committee thereof has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) net asset value of our common stock, which is based upon the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (ii) the offering price of the shares of our common stock in the proposed offering.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price per share below the then current net asset value per share of our common stock at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock if the net asset value per share of our common stock fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value per share of our common stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value per share of our common stock to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our shareholders, unless a shareholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not “opted out” of our dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

No action is required on the part of a registered shareholder to have their cash dividend or other distribution reinvested in shares of our common stock. A registered shareholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, LLC, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than 10 days prior to the record date for distributions to shareholders. The plan administrator will set up an account for shares acquired through the plan for each shareholder who has not elected to receive dividends or other distributions in cash and hold such shares in non-certificated form. Upon request by a shareholder participating in the plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those shareholders whose shares are held by a broker or other financial intermediary may receive dividends and other distributions in cash by notifying their broker or other financial intermediary of their election.

We will use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to direct the plan administrator to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a shareholder is determined by dividing the total dollar amount of the distribution payable to such shareholder by the market price per share of our common stock at the close of regular trading on the NASDAQ Global Select Market on the valuation date for such distribution. Market price per share on that date will be the closing price for such shares on the NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend or other distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our shareholders have been tabulated.

There will be no brokerage charges or other charges to shareholders who participate in the plan. The plan administrator’s fees will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

Shareholders who receive dividends and other distributions in the form of stock are subject to the same U.S. federal tax consequences as are shareholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, such shareholders will not receive cash with which to pay any applicable taxes on reinvested dividends. A shareholder’s basis for determining gain or loss upon the sale of stock received in a dividend or other distribution from us will be equal to the total dollar amount of the distribution payable to the shareholder. Any stock received in a dividend or other distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. shareholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator. Such termination will be effective immediately if the participant’s notice is received by the plan administrator not less than 10 days prior to any dividend or distribution record date; otherwise, such termination will be effective only with respect to any subsequent dividend or distribution. The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, LLC, P.O. Box 922, Wall Street Station, New York, New York 10269, or by the plan administrator’s Interactive Voice Response System at (888) 777-0324.

If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.

If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the DGCL and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the DGCL and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

General

On November 7, 2012, OFS Capital, LLC converted from a limited liability company to a Delaware Corporation. Under the terms of our certificate of incorporation, our authorized stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. Our common stock is quoted on The NASDAQ Global Select Market under the symbol “OFS.” The table below sets forth our capital stock as of April 14, 2016:

Title of Class	Amount Authorized	Amount Held by Company for its Account	Amount Outstanding
Common Stock, $0.01 par value per share	100,000,000	—	9,691,170
Preferred Stock, $0.01 par value per share	2,000,000	—	—

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except when their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will not be able to elect any directors.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Delaware law and by our certificate of incorporation to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires that (a) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, our asset coverage ratio, as defined in the 1940 Act, must equal at least 200% of gross assets less all liabilities and indebtedness not represented by senior securities (which include all of our borrowings and any preferred stock), and (b) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more. Some matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a business development company.

We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions, although we have no present intent to issue any shares of preferred stock.

Provisions of the DGCL and Our Certificate of Incorporation and Bylaws

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

The indemnification of our officers and directors is governed by Section 145 of the DGCL, our certificate of incorporation and bylaws. Our certificate of incorporation provides that our directors will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended. DGCL Section 102(b)(7) provides that the personal liability of a director to a corporation or its shareholders for breach of fiduciary duty as a director may be eliminated except for liability (a) for any breach of the director’s duty of loyalty to the registrant or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (d) for any transaction from which the director derives an improper personal benefit.

Our bylaws provide for the indemnification of any person to the full extent permitted by law as currently in effect or as may hereafter be amended. In addition, we have entered into indemnification agreements with each of our directors and officers in order to effect the foregoing.

Delaware Anti-Takeover Law

The DGCL and our certificate of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Number of Directors; Removal; Vacancies

Our certificate of incorporation provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office. The limitations on the ability of our shareholders to fill vacancies could make it more difficult for a third party to acquire, or discourage a third-party from seeking to acquire, control of us.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only (a) by or at the direction of the board of directors, (b) pursuant to our notice of meeting or (c) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. Nominations of persons for election to the board of directors at a special meeting may be made only by or at the direction of the board of directors, and provided that the board of directors has determined that directors will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Action by Shareholders

Under the DGCL, shareholder action can be taken only at an annual or special meeting of shareholders or by unanimous written consent in lieu of a meeting, unless the certificate of incorporation provides for shareholder action by less than unanimous written consent (which our certificate of incorporation does not). These provisions, combined with the requirements of our bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposed until the next annual meeting.

Shareholder Meetings

Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the shareholders can only be called by the chairman of the board, the vice chairman of the board, the president, the board of directors or shareholders who own of record a majority of the outstanding shares of each class of stock entitled to vote at the meeting. In addition, our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of candidates for election to the board of directors. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the shareholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next shareholder meeting shareholder actions that are favored by the holders of a majority of our outstanding voting securities.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the DGCL or any provision of our certificate of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our certificate of incorporation authorizes the issuance of preferred stock. We may issue preferred stock from time to time in one or more classes or series, without shareholder approval. Prior to issuance of shares of each class or series, our board of directors is required by Delaware law and by our certificate of incorporation to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any such an issuance must adhere to the requirements of the 1940 Act, Delaware law and any other limitations imposed by law.

The 1940 Act currently requires that (i) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, (ii) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends or other distribution on the preferred stock are in arrears by two years or more. Some matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a business development company. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

For any series of preferred stock that we may issue, our board of directors will determine and the articles supplementary and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;
•	the rate and time at which, and the preferences and conditions under which, any dividends or other distributions will be paid on shares of such series, as well as whether such dividends or other distributions are participating or non-participating;
•	any provisions relating to convertibility or exchangeability of the shares of such series, including adjustments to the conversion price of such series;
•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;
•	the voting powers, if any, of the holders of shares of such series;
•	any provisions relating to the redemption of the shares of such series;
•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;
•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends or other distributions, if any, thereon will be cumulative. To the extent we issue preferred stock, the payment of dividends to holders of our preferred stock will take priority over payment of dividends to our common shareholders.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

The following is a general description of the terms of the subscription rights we may issue from time to time. Particular terms of any subscription rights we offer will be described in the prospectus supplement relating to such subscription rights.

We may issue subscription rights to our shareholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to our shareholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our shareholders on the record date that we set for receiving subscription rights in such subscription rights offering.

A prospectus supplement will describe the particular terms of any subscription rights we may issue, including the following:

•	the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);
•	the title and aggregate number of such subscription rights;
•	the exercise price for such subscription rights (or method of calculation thereof);
•	the currency or currencies, including composite currencies, in which the price of such subscription rights may be payable;
•	if applicable, the designation and terms of the securities with which the subscription rights are issued and the number of subscription rights issued with each such security or each principal amount of such security;
•	the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);
•	the number of such subscription rights issued to each shareholder;
•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;
•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);
•	if applicable, the minimum or maximum number of subscription rights that may be exercised at one time;
•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;
•	any termination right we may have in connection with such subscription rights offering;
•	the terms of any rights to redeem, or call such subscription rights;
•	information with respect to book-entry procedures, if any;
•	the terms of the securities issuable upon exercise of the subscription rights;
•	the material terms of any standby underwriting, backstop or other purchase arrangement that we may enter into in connection with the subscription rights offering;
•	if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights; and
•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Each subscription right will entitle the holder of the subscription right to purchase for cash or other consideration such amount of shares of common stock at such subscription price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. If less than all of the rights represented by such subscription rights certificate are exercised, a new subscription certificate will be issued for the remaining rights. Prior to exercising their subscription rights, holders of subscription rights will not have any of the rights of holders of the securities purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants and will be subject to compliance with the 1940 Act.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock, preferred stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title and aggregate number of such warrants;
•	the price or prices at which such warrants will be issued;
•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;
•	in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;
•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire (subject to any extension);
•	whether such warrants will be issued in registered form or bearer form;
•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	the terms of any rights to redeem, or call such warrants;
•	information with respect to book-entry procedures, if any;
•	the terms of the securities issuable upon exercise of the warrants;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Each warrant will entitle the holder to purchase for cash such common stock or preferred stock at the exercise price or such principal amount of debt securities as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and a warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends or other distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (a) the warrants expire by their terms within ten years, (b) the exercise or conversion price is not less than the current market value at the date of issuance, (c) our shareholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of OFS Capital and its shareholders and (d) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and U.S. Bank National Association, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Events of Default — Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. We have filed the form of the indenture with the SEC. See “Available Information” for information on how to obtain a copy of the indenture.

A prospectus supplement, which will accompany this prospectus, will describe the particular terms of any series of debt securities being offered, including the following:

•	the designation or title of the series of debt securities;
•	the total principal amount of the series of debt securities;
•	the percentage of the principal amount at which the series of debt securities will be offered;
•	the date or dates on which principal will be payable;
•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;
•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;
•	the terms for redemption, extension or early repayment, if any;
•	the currencies in which the series of debt securities are issued and payable;
•	whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;
•	the place or places, if any, other than or in addition to the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;
•	the denominations in which the offered debt securities will be issued;
•	the provision for any sinking fund;
•	any restrictive covenants;
•	any Events of Default;
•	whether the series of debt securities are issuable in certificated form;
•	any provisions for defeasance or covenant defeasance;
•	if applicable, U.S. federal income tax considerations relating to original issue discount;

•	whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);
•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;
•	whether the debt securities are subject to subordination and the terms of such subordination;
•	the listing, if any, on a securities exchange; and
•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and other senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Related to Our Business and Structure — Regulations governing our operation as a business development company affect our ability to and the way in which we raise additional capital. As a business development company, we will need to raise additional capital, which will expose us to risks, including the typical risks associated with leverage.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”), may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” section below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

We expect that we will usually issue debt securities in book entry only form represented by global securities.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this Description of Our Debt Securities, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;
•	whether it imposes fees or charges;
•	how it would handle a request for the holders’ consent, if ever required;
•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;
•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and
•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Termination of a Global Security.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	an investor cannot cause the debt securities to be registered in his or her name and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below;
•	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “— Issuance of Securities in Registered Form” above;
•	an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;
•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;
•	the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;
•	if we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series;
•	an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee;
•	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds; your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and
•	financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities; there may be more than one financial intermediary in the chain of ownership for an investor; we do not monitor and are not responsible for the actions of any of those intermediaries.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “— Issuance of Securities in Registered Form” above.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, often approximately two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment when Offices are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

•	we do not pay the principal of, or any premium on, a debt security of the series on its due date, and do not cure this default within five days;

•	we do not pay interest on a debt security of the series when due, and such default is not cured within 30 days;
•	we do not deposit any sinking fund payment in respect of debt securities of the series on its due date, and do not cure this default within five days;
•	we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series;
•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days;
•	on the last business day of each of 24 consecutive calendar months, we have an asset coverage of less than 100%; and
•	any other Event of Default in respect of debt securities of the series described in the applicable prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	the holder must give your trustee written notice that an Event of Default has occurred and remains uncured;
•	the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;
•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and
•	the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60 day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, any premium or interest; or
•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We may also be permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities;
•	immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing;
•	under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (a) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture without equally and ratably securing the indenture securities or (b) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance;
•	we must deliver certain certificates and documents to the trustee; and
•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Approval

First, there are changes that we cannot make to debt securities without specific approval of all of the holders. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security;
•	reduce any amounts due on a debt security;
•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;
•	adversely affect any right of repayment at the holder’s option;
•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;
•	impair your right to sue for payment;
•	adversely affect any right to convert or exchange a debt security in accordance with its terms;
•	modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;
•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;
•	modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and
•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and
•	if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•	for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;
•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement; and
•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions as described under the “Indenture Provisions — Subordination” section below. In order to achieve covenant defeasance, we must do the following:

•	if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;
•	we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity; and
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.
•	we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit; and
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Indenture Provisions — Subordination.”

Form, Exchange and Transfer of Certificated Registered Securities

Holders may exchange their certificated securities, if any, for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities, if any, at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, if any, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all senior indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on senior indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all senior indebtedness is paid in full, the payment or distribution must be paid over to the holders of the senior indebtedness or on their behalf for application to the payment of all the senior indebtedness remaining unpaid until all the senior indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the senior indebtedness. Subject to the payment in full of all senior indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made to the holders of the senior indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities; and
•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our senior indebtedness outstanding as of a recent date.

The Trustee under the Indenture

U.S. Bank National Association will serve as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act.

In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, issue and sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if (1) our board of directors determines that such sale is in our best interests and the best interests of our shareholders, and (2) our shareholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.

As a BDC, we are required to meet a coverage ratio of the value of total assets to senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

Legislation was introduced in the U.S. House of Representatives intended to revise certain regulations applicable to BDCs. The legislation provides for (i) modifying the asset coverage ratio from 200% to 150%, (ii) permitting BDCs to file registration statements with the U.S. Securities and Exchange Commission that incorporate information from already-filed reports by reference, (iii) utilizing other streamlined registration processes afforded to operating companies, and (iv) allowing BDCs to own investment adviser subsidiaries. There are no assurances as to when the legislation will be enacted by Congress, if at all, or, if enacted, what final form the legislation would take.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company, or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our shareholders to additional expenses as they will be indirectly responsible for the costs and expenses of such companies. None of our investment policies are fundamental and may be changed without shareholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

(a)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:
•	is organized under the laws of, and has its principal place of business in, the United States;
•	is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
•	satisfies either of the following:
•	does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or
•	is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.
(b)	Securities of any eligible portfolio company which we control.
(c)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(d)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
(e)	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.
(f)	Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company.

The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.

Managerial Assistance to Portfolio Companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (a), (b) or (c) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance, although this may not be the sole method by which the BDC satisfies the requirement to make available managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. Typically, we invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. Consequently, repurchase agreements are functionally similar to loans. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, the 1940 Act and certain diversification tests in order to qualify as a RIC for federal income tax purposes typically require us to limit the amount we invest with any one counterparty. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. OFS Advisor monitors the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Warrants and Options

Under the 1940 Act, a BDC is subject to restrictions on the amount of warrants, options, restricted stock or rights to purchase shares of capital stock that it may have outstanding at any time. Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii) our shareholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of OFS Capital and its shareholders and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities. In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock cannot exceed 25% of the BDC’s total outstanding shares of capital stock.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Related to our Business and Structure — Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital. As a BDC, we will need to raise additional capital, which will expose us to risks, including the typical risks associated with leverage.”

Codes of Ethics

We and OFS Advisor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is available, free of charge, on our website at www.ofscapital.com. You may also read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. In addition, the code of ethics is attached as an exhibit to this registration statement and is available on the EDGAR Database on the SEC’s website at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to OFS Advisor. The proxy voting policies and procedures of OFS Advisor are set out below. The guidelines are reviewed periodically by OFS Advisor and our directors who are not “interested persons,” and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, “we,” “our” and “us” refer to OFS Advisor.

Introduction

As an investment adviser registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

We vote proxies relating to our portfolio securities in what we perceive to be the best interest of our clients. We review on a case-by-case basis each proposal submitted to a shareholder vote to determine its effect on the portfolio securities held by our clients. In most cases we will vote in favor of proposals that we believe are likely to increase the economic value of the underlying portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative effect on our clients’ portfolio securities, we may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by those senior officers who are responsible for monitoring each of our clients’ investments. To ensure that our vote is not the product of a conflict of interest, we require that (1) anyone involved in the decision-making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, we will disclose such conflicts to our client, including with respect to OFS Capital, those directors who are not interested persons and we may request guidance from such persons on how to vote such proxies for their account.

Proxy Voting Records

You may obtain information about how we voted proxies for OFS Capital, free of charge, by making a written request for proxy voting information to: OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606, Attention: Investor Relations, or by calling OFS Capital Corporation at (847) 734-2060. The SEC also maintains a website at http://www.sec.gov that contains such information.

Privacy Principles

We are committed to maintaining the privacy of our shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our shareholders, although certain nonpublic personal information of our shareholders may become available to us. We do not disclose any nonpublic personal information about our shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third-party administrator).

We restrict access to nonpublic personal information about our shareholders to employees of OFS Advisor and its affiliates with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our shareholders.

Compliance with the Sarbanes-Oxley Act of 2002 and The NASDAQ Global Select Market Corporate Governance Regulations

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

In addition, the NASDAQ Global Select Market has adopted various corporate governance requirements as part of its listing standards. We believe we are in compliance with such corporate governance listing standards. We will continue to monitor our compliance with all future listing standards and will take actions necessary to ensure that we are in compliance therewith.

Exemptive Relief

On November 26, 2013, we received an exemptive order which allows us to exclude SBA guaranteed indebtedness from the definition of senior securities in the statutory 200% asset coverage ratio.

On January 15, 2016, we filed an exemptive application with the SEC to permit us to co-invest with funds or entities managed by OFS Advisor in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act. Any such order, if granted by the SEC, will be subject to certain terms and conditions. There can be no assurance when or if such exemptive relief will be granted by the SEC. If such relief is granted, then we will be permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) or our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching by us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

Small Business Investment Company Regulations

As noted above, on December 4, 2013, we acquired the remaining general and limited partnership interests in SBIC I LP, making it a wholly-owned subsidiary. SBIC I LP is an SBIC and must maintain compliance with SBA regulations.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses. The SBIC license allows SBIC I LP to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a ten year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid without penalty twice each year on certain dates. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with 10-year maturities.

SBA regulations currently limit the amount that an SBIC may borrow to up to a maximum of $150 million when it has at least $75 million in regulatory capital, receives a leverage commitment from the

SBA and has been through an examination by the SBA subsequent to licensing. For two or more SBICs under common control, the maximum amount of outstanding SBA-provided leverage cannot exceed $350 million.

The investments of an SBIC are limited to loans to and equity securities of eligible small businesses. Under present SBA regulations, eligible small businesses generally include businesses that (together with their affiliates) have a tangible net worth not exceeding $19.5 million and have average annual net income after U.S. federal income taxes not exceeding $6.5 million (average net income to be computed without benefit of any carryover loss) for the two most recent fiscal years. In addition, an SBIC must devote 25% of its investment activity to “smaller concerns,” as defined by the SBA. A smaller concern generally includes businesses that have a tangible net worth not exceeding $6 million and have average annual net income after U.S. federal income taxes not exceeding $2 million (average net income to be computed without benefit of any net carryover loss) for the two most recent fiscal years. SBA regulations also provide alternative criteria to determine eligibility, which may include, among other things, the industry in which the business is engaged, the number of employees of the business, its gross sales, and the extent to which the SBIC is proposing to participate in a change of ownership of the business. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.

The SBA prohibits an SBIC from providing funds to small businesses for certain purposes, such as relending, real estate or investing in companies outside of the United States, and providing funds to businesses engaged in a few prohibited industries and to certain “passive” (i.e., non-operating) companies. In addition, without prior SBA approval, an SBIC may not invest an amount equal to more than approximately 30% of the SBIC’s regulatory capital in any one company and its affiliates.

The SBA requires that SBICs invest idle funds in accordance with SBA regulations. SBA regulations also include restrictions on a “change of control” or other transfers of limited partnership interests in an SBIC. In addition, SBIC I LP may also be limited in its ability to make distributions to us if it does not have sufficient accumulated net profit, in accordance with SBA regulations.

SBIC I LP is subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. Receipt of the SBIC license and an SBA leverage commitment does not assure that SBIC I LP will receive SBA guaranteed debenture funding, and such funding is dependent upon SBIC I LP’s continuing to be in compliance with SBA regulations and policies.

The SBA, as a creditor, will have a superior claim to the SBIC I LP’s assets over our shareholders in the event that SBIC I LP is liquidated or the SBA exercises its remedies under the SBA debentures issued by SBIC I LP in the event of a default.

Other

We are subject to periodic examination by the SEC for compliance with the Exchange Act and the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and OFS Advisors have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and will review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We and OFS Advisors have designated a chief compliance officer to be responsible for administering the policies and procedures.

We are prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC prohibition on transactions with affiliates to prohibit all “joint transactions” between entities that share a common investment adviser. In connection with our election to be regulated as a BDC, we will not be permitted to co-invest with other funds managed by OFSAM or one of its affiliates in certain types of negotiated investment transactions unless we receive exemptive relief from the SEC permitting us to do so. Although we have filed an application for such relief, there can be no assurance when or if such exemptive relief will be granted by the SEC. See “Regulation — Exemptive Relief”. Moreover, we may be limited in our ability to make follow-on investments or liquidate our existing equity investments in such companies.

The staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the adviser negotiates no term other than price and certain other conditions are met. As a result, we only expect to co-invest on a concurrent basis with other funds advised by OFS Advisor when each of us will own the same securities of the issuer and when no term is negotiated other than price. Any such investment would be made, subject to compliance with existing regulatory guidance, applicable regulations and OFS Advisor’s allocation policy. If opportunities arise that would otherwise be appropriate for us and for another fund advised by OFS Advisor to invest in different securities of the same issuer, OFS Advisor will need to decide which fund will proceed with the investment. The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which another fund advised by OFS Advisor has previously invested.

Our internet address is www.ofscapital.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain material United States federal income tax considerations relating to our qualification and taxation as a RIC and the acquisition, ownership and disposition of our preferred stock or common stock, but does not purport to be a complete description of the income tax considerations relating thereto. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, including investors subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, traders in securities that elect to use the mark-to-market method of accounting for securities holdings, persons subject to the alternative minimum tax, United States expatriates, United States persons with a functional currency other than the U.S. dollar, persons that hold notes as part of an integrated investment (including a “straddle”), “controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid United States federal income tax. This summary is limited to beneficial owners of our preferred stock or our common stock that will hold our preferred stock or common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, temporary and final U.S. Treasury regulations, and administrative and judicial interpretations, each as of the date hereof and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) regarding our preferred stock or our common stock. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

This summary does not discuss the consequences of an investment in our subscription rights, debt securities or warrants representing rights to purchase shares of our preferred stock, common stock or debt securities or as units in combination with such securities. The U.S. federal income tax consequences of such an investment will be discussed in the relevant prospectus supplement. In addition, we may issue preferred stock with terms resulting in U.S. federal income taxation of holders with respect to such preferred stock in a manner different from as set forth in this summary. In such instances, such differences will be discussed in a relevant prospectus supplement.

A “U.S. shareholder” generally is a beneficial owner of shares of our preferred stock or common stock who is for United States federal income tax purposes:

•	A citizen or individual resident of the United States including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;
•	A corporation or other entity taxable as a corporation, for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
•	A trust if: (i) a court in the United States has primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of such trust, or (ii) such trust validly elects to be treated as a U.S. person for federal income tax purposes; or
•	An estate, the income of which is subject to United States federal income taxation regardless of its source.

A “Non-U.S. shareholder” is a beneficial owner of shares of our preferred stock or common stock that is not a partnership for United States federal income tax purposes or a U.S. shareholder.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds shares of our preferred stock or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder who is a partner of a partnership holding shares of our preferred stock or common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our preferred stock or common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment our shares will depend on the facts of their particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Taxation as a Regulated Investment Company

We have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level federal income taxes on any income that we distribute to our shareholders from our tax earnings and profits. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order maintain RIC tax treatment, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

If we:

•	maintain our qualification as a RIC; and
•	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for each calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax (the “Excise Tax Avoidance Requirement”). We may choose to retain a portion of our ordinary income and/or capital gain net income in any year and pay the 4% U.S. federal excise tax on the retained amounts.

In order to maintain our qualification as a RIC for U.S. federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other dispositions of stock or securities or foreign currencies, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”); and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

Some of the income and fees that we may recognize will not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees directly or indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (“OID”) or debt instruments with PIK interest, we must include in income each year a portion of the OID and PIK interest that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. The Company may utilize wholly-owned holding companies, which are subject to U.S. federal and state income taxes. These taxable entities are not consolidated with the Company for income tax purposes and may generate income tax liabilities or assets from temporary differences in the recognition of items for financial reporting and income tax purposes at the subsidiaries.

We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

We are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (1) treat dividends that would otherwise qualify for the dividends received deduction or constitute qualified dividend income as ineligible for such treatment, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to federal income tax on its allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to its shareholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in its income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

The remainder of this discussion assumes that we obtain and maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional preferred stock or common stock. To the extent such distributions paid by us to non-corporate U.S. shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions may be reported by us as “qualified dividend income,” or Qualifying Dividends, eligible to be taxed in the hands of non-corporate shareholders at the rates applicable to long-term gains, provided certain holding period and other requirements are met at both the shareholder and company levels. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not be Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains which are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its preferred stock or common stock and regardless of whether paid in cash or reinvested in additional preferred stock or common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s preferred stock or common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

We may decide to retain some or all of our net capital gain but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s tax basis for his, her or its preferred stock or common stock. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, may be treated as if it had been received by our U.S. shareholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our preferred stock or common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of his, her or its shares of our preferred stock or common stock. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the preferred stock or common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our preferred stock or common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our preferred stock or common stock may be disallowed if other shares of our preferred stock or common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition, in which case the basis of the shares acquired will be adjusted to reflect the disallowed loss.

In general, individual U.S. shareholders currently are subject to a reduced maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. shareholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate U.S. shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will report to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation.

In some taxable years, we may be subject to the alternative minimum tax (“AMT”). If we have tax items that are treated differently for AMT purposes than for regular tax purposes, we may apportion those items between us and our shareholders, and this may affect our shareholder’s AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued by the IRS, we may apportion these items in the same proportion that dividends paid to each shareholder bear to our taxable income (determined without regard to the dividends paid deduction), unless we determine that a different method for a particular item is warranted under the circumstances. You should consult your own tax advisor to determine how an investment in our stock could affect your AMT liability.

We may be required to withhold federal income tax, or backup withholding, from all distributions to any non-corporate U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Shareholders

Whether an investment in our shares is appropriate for a Non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisors before investing in our preferred stock or common stock.

Distributions of our investment company taxable income to Non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

In addition, for taxable years beginning after December 31, 2014, U.S. source withholding taxes were not imposed on dividends paid by us to the extent the dividends were reported as “interest-related dividends” or “short-term capital gain dividends.” Under this exemption, interest-related dividends and short-term capital gain dividends generally represented distributions of interest or short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a foreign person, and that satisfied certain other requirements.

Actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of our preferred stock or common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the United States, or (ii) the Non-U.S. shareholder is an individual that is present in the United States for 183 days or more during the taxable year.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed), and gains realized upon the sale of our preferred stock or common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. shareholder.

Legislation enacted in 2009 generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the United States Treasury to report certain required information with respect to accounts held by United States persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after June 30, 2014, and the gross proceeds from the sale of any property that could produce U.S. source interest or dividends received after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. Holder and the status of the intermediaries through which they hold their units, Non-U.S. Holders could be subject to this 30% withholding tax with respect to distributions on their units and proceeds from the sale of their units. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain Our Qualification as a RIC

If we were unable to maintain our qualification for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our shareholders. Distributions would not be required, and any distributions would be taxable to our shareholders as ordinary dividend income that would be eligible for the current 20% maximum rate to the extent of our current and accumulated earnings and profits (subject to limitations under the Code). Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis (reducing that basis accordingly), and any remaining distributions would be treated as a capital gain. To qualify again to be taxed as a RIC in a subsequent year, we would be required to distribute to our shareholders our earnings and profits attributable to non-RIC years. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten years, in order to qualify as a RIC in a subsequent year.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $200.0 million of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing shareholders in a rights offering, through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; any expenses we incur in connection with the sale of such securities; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (1) in connection with a rights offering to our existing shareholders, (2) with the consent of the majority of our voting securities or (3) under such circumstances as the SEC may permit. The price at which securities may be distributed may represent a discount from prevailing market prices.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common shareholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum amount of any compensation to be received by any member of the Financial Industry Regulatory Authority or independent broker-dealer will not be greater than 10% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement. We may also reimburse the underwriter or agent for certain fees and legal expenses incurred by it.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on the NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held by U.S. Bank National Association pursuant to a custody agreement. The principal business address of U.S. Bank National Association is One Federal Street, 3rd Floor, Boston, MA 02110, telephone: (617) 603-6538. American Stock Transfer & Trust Company, LLC serves as our transfer agent, distribution paying agent and registrar. The principal business address of American Stock Transfer & Trust Company, LLC is 59 Maiden Lane, New York, NY 10038, telephone: (800) 937-5449.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, OFS Advisor is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. OFS Advisor does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While OFS Advisor generally seeks reasonably competitive trade execution costs, we may not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, OFS Advisor may select a broker based upon brokerage or research services provided to OFS Advisor and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if OFS Advisor determines in good faith that such commission is reasonable in relation to the services provided. For the years ended December 31, 2015, 2014, and 2013, we did not pay any brokerage commissions.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP is the independent registered public accounting firm of the Company.

The consolidated statements of operations, changes in net assets and cash flows for the year ended December 31, 2013 appearing in the Prospectus and Registration Statement have been audited by RSM US LLP, our previous independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 8, 2014, we dismissed RSM US LLP as our independent registered public accounting firm. During the fiscal year ended December 31, 2013 and through April 8, 2014, there were no disagreements between us and RSM US LLP with respect to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM US LLP, would have caused it to make reference to the subject matter of such disagreements in its reports on the financial statements for such years. Nor were there any “reportable events” as such term is described in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our securities offered by this prospectus. The registration statement contains additional information about us and our securities being offered by this prospectus.

We will file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. We maintain a website at http://www.ofscapitalcorp.com and make all of our periodic and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

Index to Financial Statements

OFS Capital Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
OFS Capital Corporation
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of OFS Capital Corporation (the “Company”), including the consolidated schedules of investments, as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in net assets, cash flows, and financial highlights for each of the two years in the period ended December 31, 2015. These consolidated financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial highlights based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2015 and 2014 by correspondence with the custodian, loan agent, portfolio companies, or by other appropriate auditing procedures where replies were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of OFS Capital Corporation at December 31, 2015 and 2014, and the results of their operations, the changes in their net assets, their cash flows, and the financial highlights for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the 2014 financial statements have been revised to correct a misstatement.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OFS Capital Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2016 expressed an adverse opinion thereon.

/s/ BDO USA, LLP

BDO USA, LLP

Chicago, Illinois
March 15, 2016

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
OFS Capital Corporation
Chicago, Illinois

We have audited OFS Capital Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OFS Capital Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness regarding management’s failure to design and maintain controls over the reconciliation of components of distributions in the statement of changes in net assets and net assets within the balance sheet has been identified and described in management’s assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 financial statements, and this report does not affect our report dated March 15, 2016 on those financial statements.

In our opinion, OFS Capital Corporation did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of OFS Capital Corporation, including the consolidated schedules of investments, as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in net assets, cash flows, and financial highlights for each of the two years in the period ended December 31, 2015, and our report dated March 15, 2016 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

BDO USA, LLP

Chicago, Illinois
March 15, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
OFS Capital Corporation

We have audited the accompanying consolidated statements of operations, changes in net assets and cash flows for the year ended December 31, 2013, of OFS Capital Corporation and Subsidiaries (collectively, the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of OFS Capital Corporation and Subsidiaries and their cash flows for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

Chicago, Illinois
March 17, 2014

OFS Capital Corporation and Subsidiaries

Consolidated Balance Sheets
(Dollar amounts in thousands, except per share data)

	December 31,
	2015	2014
Assets
Investments, at fair value
Non-control/non-affiliate investments (amortized cost of $175,529 and $258,004, respectively)	$177,290	$254,666
Affiliate investments (amortized cost of $63,113 and $55,569, respectively)	66,393	57,568
Control investment (amortized cost of $13,613 and $0, respectively)	13,613	—
Total investments at fair value (amortized cost of $252,255 and $313,573, respectively)	257,296	312,234
Cash and cash equivalents	32,714	12,447
Interest receivable	789	676
Receivable from investment sold	—	7,223
Prepaid expenses and other assets	3,692	3,924
Deferred financing closing costs, net of accumulated amortization of $427 and $2,540, respectively	3,605	4,972
Total assets	$298,096	$341,476
Liabilities
Accrued professional fees	$433	$462
Interest payable	1,548	1,315
Management and incentive fees payable	2,238	1,229
Administration fee payable	488	273
Other liabilities	497	819
SBA debentures	149,880	127,295
Revolving line of credit	—	72,612
Total liabilities	155,084	204,005
Commitments and Contingencies (Note 9)
Net Assets
Preferred stock, par value of $0.01 per share, 2,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2015 and 2014
Common stock, par value of $0.01 per share, 100,000,000 shares authorized, 9,691,170 and 9,650,834 shares issued and outstanding as of December 31, 2015 and 2014, respectively	97	97
Paid-in capital in excess of par (2014 revised) (Note 2)	134,446	136,378
Accumulated undistributed net investment income (2014 revised) (Note 2)	4,612	2,459
Accumulated undistributed net realized loss (2014 revised) (Note 2)	(1,184)	(124)
Net unrealized appreciation on investments (2014 revised) (Note 2)	5,041	(1,339)
Total net assets	143,012	137,471
Total liabilities and net assets	$298,096	$341,476
Number of shares outstanding	9,691,170	9,650,834
Net asset value per share	$14.76	$14.24

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Statements of Operations
(Dollar amounts in thousands, except per share data)

	Years Ended December 31,
	2015	2014	2013
Investment income
Interest income
Non-control/non-affiliate investments	$23,488	$16,847	$16,613
Affiliate investments	5,341	3,646	211
Control investment	141	843	103
Total interest income	28,970	21,336	16,927
Dividend income
Non-control/non-affiliate investments	150	1	—
Affiliate investments	1,211	569	9
Total dividend income	1,361	570	9
Fee income
Non-control/non-affiliate investments	1,463	620	—
Affiliate investments	320	269	127
Control investment	150	25	7
Total fee income	1,933	914	134
Total investment income	32,264	22,820	17,070
Expenses
Interest expense	4,842	4,224	3,384
Amortization and write-off of deferred financing closing costs (see Note 10)	2,117	1,354	965
Amortization of intangible asset	195	209	—
Management fees	5,225	2,916	3,435
Incentive fee	2,627	1,253	—
Professional fees	1,114	1,517	1,639
Administration fee	1,637	1,245	938
General and administrative expenses	1,096	967	991
Total expenses	18,853	13,685	11,352
Net investment income	13,411	9,135	5,718
Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on non-control/non-affiliate investments	(3,033)	199	87
Net realized gain on affiliate investments	1,471	28	—
Net realized loss on control investment	—	(3,586)	—
Realized gain from SBIC Acquisitions	—	—	2,742
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	5,099	534	367
Net change in unrealized appreciation/depreciation on affiliate investments	1,283	1,880	511
Net change in unrealized appreciation/depreciation on control investment	—	1,750	(1,750)
Net gain on investments	4,820	805	1,957
Net increase in net assets resulting from operations	$18,231	$9,940	$7,675
Net investment income per common share – basic and diluted	$1.39	$0.95	$0.59
Net increase in net assets resulting from operations per common share – basic and diluted	$1.89	$1.03	$0.80
Dividends and distributions declared per common share	$1.36	$1.36	$1.02
Basic and diluted weighted average shares outstanding	9,670,153	9,634,471	9,619,723

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Statements of Changes in Net Assets
(Dollar amounts in thousands, except per share data)

	Years Ended December 31,
	2015	2014	2013
Increase in net assets resulting from operations:
Net investment income	13,411	9,135	5,718
Realized gain from SBIC Acquisitions	—	—	2,742
Net realized gain (loss) on investments	(1,562)	(3,359)	87
Net change in unrealized appreciation/depreciation on investments	6,382	4,164	(872)
Net increase in net assets resulting from operations	18,231	9,940	7,675
Distributions to shareholders from:
Net investment income (2014 and 2013 revised) (Note 2)	(10,954)	(6,139)	(6,578)
Net realized gain (2014 and 2013 revised) (Note 2)	—	—	(87)
Return of capital distributions (2014 and 2013 revised) (Note 2)	(2,197)	(6,964)	(3,149)
Total distributions to shareholders	(13,151)	(13,103)	(9,814)
Common stock transactions:
Reinvestment of shareholder distributions	461	256	718
Net increase in net assets resulting from capital transactions	461	256	718
Net increase (decrease) in net assets	5,541	(2,907)	(1,421)
Net assets:
Beginning of year	$137,471	$140,378	$141,799
End of year	$143,012	$137,471	$140,378
Net investment income in excess of distributions, end of period (2014 and 2013 revised) (Note 2)	$4,612	$2,459	$18
Common stock activity:
Shares issued from reinvestment of shareholder distributions	40,336	21,037	51,106
Shares issued and outstanding at beginning of year	9,650,834	9,629,797	9,578,691
Shares issued and outstanding at end of year	9,691,170	9,650,834	9,629,797

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Statements of Cash Flows
(Dollar amounts in thousands)

	Years Ended December 31,
	2015	2014	2013
Cash Flows From Operating Activities
Net increase in net assets resulting from operations	$18,231	$9,940	$7,675
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by (used in) operating activities:
Net realized (gain) loss on investments	1,562	3,359	(87)
Net realized gain from SBIC Acquisitions	—	—	(2,742)
Net change in unrealized appreciation/depreciation on investments	(6,382)	(4,164)	872
Amortization and write-off of deferred financing closing costs	2,117	1,354	965
Amortization of discounts and premiums, net	(1,795)	(1,186)	(1,354)
Amortization of deferred loan fee revenue	(498)	(280)	(127)
Amortization of intangible assets	195	209	—
Cash collection of deferred loan fee revenue	112	354	313
Payment-in-kind interest and dividends	(2,322)	(1,172)	(89)
Reversal of payment-in-kind interest income on non-accrual loans	—	64	—
Purchase of portfolio investments	(123,950)	(162,822)	(45,182)
Additonal equity investment in SBIC I LP	—	—	(5,157)
Proceeds from principal payments on portfolio investments	96,069	79,587	63,053
Proceeds from sale or redemption of portfolio investments	98,895	9,493	9,413
Cash distribution received from equity investment	183	11	—
Changes in operating assets and liabilities:
Interest payable	233	272	(361)
Management and incentive fees payable	1,009	61	501
Administration fee payable	215	(7)	170
Other assets and liabilities	(136)	(282)	1,315
Net cash provided by (used in) operating activities	83,738	(65,209)	29,178
Cash Flows From Investing Activities
Acquisitions of remaining ownership interests in SBIC I LP and SBIC I GP	—	—	(8,110)
Change in restricted cash	—	450	172
Consolidation of cash of SBIC I LP (December 4, 2013)	—	—	1,216
Net cash provided by (used in) investing activities	—	450	(6,722)

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Statements of Cash Flows – (Continued)
(Dollar amounts in thousands)

	Years Ended December 31,
	2015	2014	2013
Cash Flows From Financing Activities
Net repayment of advances from affiliated entities	$—	$(15)	$—
Cash dividends and distributions paid	(12,690)	(12,847)	(10,724)
Borrowings under the revolving line of credit	1,217	20,188	64,901
Repayments under the revolving line of credit	(73,829)	(56,531)	(55,170)
Draw down on SBA debentures	22,585	101,295	—
Change in other liabilities	—	90	—
Deferred financing closing costs paid	(750)	(3,282)	(1,164)
Deferred common stock offering costs paid	(4)	(261)	—
Net cash (used in) provided by financing activities	(63,471)	48,637	(2,157)
Net increase (decrease) in cash and cash equivalents	20,267	(16,122)	20,299
Cash and cash equivalents – beginning of year	12,447	28,569	8,270
Cash and cash equivalents – end of year	$32,714	$12,447	$28,569
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest	$4,609	$3,592	$3,744
Reinvestment of shareholder distributions	461	256	718
Supplemental Disclosure of Noncash Financing and Investing Activities:
Consolidation of assets and liabilities of SBIC I LP and SBIC I GP effective December 4, 2013:
Interest receivable	—	—	607
Investments, at fair value	—	—	41,887
Intangible asset	—	—	2,500
Prepaid expenses and other assets	—	—	40
SBA debentures payable	—	—	26,000
Interest payable	—	—	183
Accrued expenses and other liabilities	—	—	68

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments
December 31, 2015
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Non-control/Non-affiliate Investments
Aerospace & Defensea
Quantum Spatial, Inc. (f/k/a Aero-Metric, Inc.) 4020 Technology Parkway Sheboygan, WI 53083	Senior Secured Term Loan	6.75% cash / 2.0% PIK	(L +7.50%)	8/27/17	$2,578	$2,564	$2,433	1.7%
					2,578	2,564	2,433	1.7
Banking, Finance, Insurance & Real Estate
Accurate Group Holdings, Inc.(3) 6000 Freedom Square, Suite 300 Independence, OH 44131	Subordinated Loan	12.50%	N/A	8/23/18	10,000	10,050	9,940	7.0
AssuredPartners, Inc.(3) 200 Colonial Center Parkway, Suite 150 Lake Mary, FL 32746	Senior Secured Term Loan	10.00%	(L +9.00%)	10/22/23	3,000	2,883	2,894	2.0
MYI Acquiror Limited(4) 400 Hamilton Palo Alto, CA 94301	Senior Secured Term Loan A	5.75%	(L +4.50%)	5/28/19	4,826	4,815	4,710	3.3
Confie Seguros Holdings II Co. 6722 Orangethorpe Avenue, Suite 200 Buena Park, CA 90620	Senior Secured Term Loan	10.25%	(L +9.00%)	5/8/19	4,000	3,965	3,893	2.7
					21,826	21,713	21,437	15.0
Capital Equipment
Elgin Fasteners Group 4 S. Park Ave, Suite 203 Box 5 Versailles, IN 47042	Senior Secured Term Loan	6.00%	(L +4.75%)	8/26/16	4,551	4,534	4,506	3.2
					4,551	4,534	4,506	3.2
Chemicals, Plastics & Rubber
Inhance Technologies Holdings LLC 16360 Park Ten Place, Suite 325 Houston, TX 77084	Senior Secured Term Loan A	5.50%	(L +4.50%)	2/7/18	2,248	2,242	2,180	1.5
VanDeMark Chemical Inc. One North Transit Road Lockport, NY 14094	Senior Secured Term Loan	6.50%	(L +5.25%)	11/30/17	2,543	2,524	2,515	1.8
					4,791	4,766	4,695	3.3
Consumer goods: Non-durable
Phoenix Brands LLC(5) 2601 Fortune Circle East, Ste 102B Indianapolis, IN 46241	Senior Secured Term Loan A(11)	9.25%	(L +7.75%)	1/31/16	939	937	798	0.6
					939	937	798	0.6
Containers, Packaging & Glass
Ranpak Corp. 7990 Aubun Road Concord Township, OH 44077	Senior Secured Term Loan	8.25%	(L +7.25%)	10/3/22	2,000	1,995	1,940	1.4
					2,000	1,995	1,940	1.4
Healthcare & Pharmaceuticals
HealthFusion, Inc.(3)(8) 100 North Rios Avenue Solana Beach, CA 92075	Senior Secured Loan	13.00%	N/A	10/7/18	4,750	4,711	4,893	3.4
	Common Stock Warrants (2,007,360 shares)(11)					—	2,560	1.8
					4,750	4,711	7,453	5.2

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2015
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type		Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Intrafusion Holding Corp.(3)(6) 1920 N Memorial Way, Suite 112 Houston, TX 77007-8353	Senior Secured Term Loan B		12.84%	(P +5.75%)	9/25/20	14,250	14,196	14,059	9.8
Maverick Healthcare Equity, LLC(3) 4601 E. Hilton Ave., Suite 100 Phoenix, Arizona 85034-6406	Preferred Equity (1,250,000 units)(11)						900	1,694	1.2
	Class A Common Equity (1,250,000 units)(11)						—	257	0.2
						—	900	1,951	1.4
Physiotherapy Associates Holding, Inc. 855 Springdale Drive Suite 200 Exton, PA 19341	Senior Secured Term Loan		9.50%	(L +8.50%)	6/4/22	1,000	991	972	0.7
Community Intervention Services, Inc. (f/k/a South Bay Mental Health Center, Inc.)(3) 1115 West Chestnut Street Brockton, MA 02301	Subordinated Loan(9)		10.0% cash / 3.0% PIK	N/A	1/16/21	6,672	6,610	6,456	4.5
United Biologics Holdings, LLC(3) 100 NE Loop 410 #200 San Antonio, TX 78216	Subordinated Loan		12.0% cash / 2.0% PIK	N/A	3/5/17	4,104	4,074	3,677	2.6
	Class A-1 Units (2,686 units) and Kicker Units (2,015 units)(11)						9	—	—
	Class A-1 Warrants (2,272 units) and Kicker Warrants (1,704 units)(11)						8	—	—
	Class A Warrants (10,160 units)(11)						67	—	—
	Class B Warrants (15,238 units)(11)						7	—	—
						4,104	4,165	3,677	2.6
						30,776	31,573	34,568	24.2
High Tech Industries
B+B SmartWorx Inc. (f/k/a B&B Electronics Manufacturing Company) 707 Dayton Rd, Box 1040 Ottawa, IL 61350	Senior Secured Term Loan A		6.50%	(L +5.00%)	3/31/16	2,257	2,257	2,257	1.6
						2,257	2,257	2,257	1.6
Hotel, Gaming & Leisure
TravelCLICK, Inc. 7 Times Square. 38th Floor New York, NY 10036	Senior Secured Term Loan		8.75%	(L +7.75%)	11/6/21	3,000	2,971	2,892	2.0
						3,000	2,971	2,892	2.0
Media: Advertising, Printing & Publishing
Jobson Healthcare Information, LLC(3) 100 Avenue of Americas New York, NY 10013	Senior Secured Term Loan	(9)	10.13% cash / 2.795% PIK	(L +10.925%)	7/21/19	14,741	14,456	14,128	9.9
	Warrants (1,056,428 member units, 8% PIK)(11)						454	320	0.2
						14,741	14,910	14,448	10.1

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2015
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Media: Diversified & Production
A.C.T. Lighting, Inc.(3) 5308 Derry Ave., Unit R Agoura Hills, CA 91301	Subordinated Loan	12.00% cash / 2.0% PIK	N/A	7/24/19	3,574	3,558	3,559	2.5
					3,574	3,558	3,559	2.5
Metals & Mining
All Metals Holding, LLC(3) 100 All Metals Drive Cartersville GA 30120	Senior Secured Term Loan	10.50%	N/A	12/30/19	9,900	9,765	9,697	6.8
	Common Equity (1.96% member interest)(11)					69	259	0.2
					9,900	9,834	9,956	7.0
Stancor, L.P.(3) 515 Fan Hill Road Monroe, CT 06468	Senior Secured Term Loan	8.75%	(L +8.00%)	8/19/19	11,536	11,463	11,227	7.9
	1,250,000 Class A Units in SCT Holdings, LLC					1,390	1,525	1.1
					11,536	12,853	12,752	9.0
					21,436	22,687	22,708	16.0
Services: Business
BCC Software, LLC(3) 75 Josons Drive Rochester, NY 14623	Senior Secured Term Loan	9.00%	(L +8.00%)	6/20/19	6,573	6,504	6,355	4.4
	Senior Secured Revolver(2)(11)	N/A	(L +8.00%)	6/20/19	—	(11)	(36)	—
					6,573	6,493	6,319	4.4
C7 Data Centers, Inc.(3)(7) 14926 South Pony Express Road, Suite 200 Bluffdale, Utah 84065	Senior Secured Term Loan	13.25%	(L +8.50%)	6/22/20	11,850	11,828	11,508	8.0
Intelli-Mark Technologies, Inc.(3) 909 Aviation Parkway, Suite 900 Morrisville, NC 27560	Senior Secured Term Loan	13.00%	N/A	11/23/20	8,750	8,664	8,664	6.1
	Common Equity (2,553,089 shares)(11)					1,500	1,500	1.0
					8,750	10,164	10,164	7.1
Riveron Consulting, LLC(3) 2515 McKinney Avenue, Suite 1200 Dallas, TX 75201	Subordinated Loan	13.25%	N/A	3/25/20	10,000	9,915	9,952	7.0
Sentry Centers Holdings, LLC(3) 366 Madison Avenue, 7th Floor New York, NY 10017	Senior Secured Loan	14.00%	N/A	5/29/20	6,105	6,012	6,411	4.5
					43,278	44,412	44,354	31.0
Services: Consumer
My Alarm Center, LLC(3) 3803 West Chester Pike, Suite 100 Newton Square, PA 19073	Senior Secured Term Loan	12.00%	(L +11.00%)	7/9/19	5,000	5,000	5,000	3.5
smarTours, LLC(3) 501 Fifth Avenue, Suite 1402 New York, NY 10017	Senior Secured Loan	9.25%	N/A	10/11/18	2,439	2,410	2,429	1.7
	Preferred Equity A (500,000 units)(11)					439	769	0.5
					7,439	7,849	8,198	5.7

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2015
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Southern Technical Institute, LLC(3) 11883 High Tech Avenue Orlando, FL 32817	Subordinated Loan	10.75% cash / 2.0% PIK	(L +11.75%)	12/2/20	5,026	5,005	4,786	3.3
					12,465	12,854	12,984	9.0
Telecommunications
NHR Holdings, LLC 6500 Hollister Avenue Santa Barbara, CA 93117	Senior Secured Term Loan A	5.50%	(L +4.25%)	11/30/18	1,900	1,886	1,843	1.3
	Senior Secured Term Loan B	5.50%	(L +4.25%)	11/30/18	1,926	1,912	1,868	1.3
					3,826	3,798	3,711	2.6
Total Non-control/Non-affiliate Investments					172,038	175,529	177,290	124.2

Affiliate Investments
Aerospace & Defense
Malabar International(3) 220 W. Los Angeles Ave. Simi Valley, CA 93065	Subordinated Loan	12.5% cash / 2.5% PIK	N/A	5/21/17	7,450	7,487	7,496	5.2
	Preferred Stock (1,644 shares, 6% cash)					4,283	5,316	3.7
					7,450	11,770	12,812	8.9
Consumer goods: Non-durable
Master Cutlery, LLC(3) 700 Penhorn Avenue Secaucus, NJ 07094	Subordinated Loan	13.00%	N/A	4/17/20	4,777	4,752	4,705	3.3
	3,723 Preferred Equity A units in MC Parent, LLC, 5% cash, 3% PIK(11)				—	3,647	3,015	2.1
	15,564 Common Equity units in MC Parent, LLC(11)				—	—	167	0.1
					4,777	8,399	7,887	5.5
Healthcare & Pharmaceuticals
Pfanstiehl Holdings, Inc.(3) 1219 Glen Rock Avenue Waukegan, IL 60085-0439	Subordinated Loan(10)	13.50%	N/A	9/29/18	3,788	3,851	3,814	2.7
	Class A Common Equity (400 shares)					217	1,884	1.3
					3,788	4,068	5,698	4.0
Services: Business
Contract Datascan Holdings, Inc.(3) 2941 Trade Center Drive, Suite 100 Carrollton, TX 75006	Subordinated Loan	12.00%	N/A	2/5/21	5,350	5,325	5,236	3.7
	Preferred Equity A (2,463 shares, 10% PIK)(11)					2,712	2,772	1.9
	Common Equity (9,069 shares)(11)					—	444	0.3
					5,350	8,037	8,452	5.9
NeoSystems Corp.(3) 1861 International Drive, Suite 200 Tysons Corner, VA 22102	Subordinated Loan	10.5% cash / 1.25% PIK	N/A	8/13/19	4,632	4,600	4,619	3.2
	Convertible Preferred Stock (521,962 shares, 10% PIK)(11)					1,138	2,481	1.7
					4,632	5,738	7,100	4.9

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2015
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Strategic Pharma Solutions, Inc.(3) 100 Regency Forest Drive, Suite 400 Cary, NC 27518	Senior Secured Term Loan	11.00%	(L +10.00%)	12/18/20	8,937	8,848	8,848	6.2
	1,191 Class A Units in Strategic Pharma Solutions Holdings, LLC, 6% PIK(11)					1,804	1,804	1.3
					8,937	10,652	10,652	7.5
TRS Services, LLC(3) 2105 Skinner Road Houston, TX 77093	Senior Secured Term Loan	10.25%	(L +9.25%)	12/10/19	10,410	10,339	10,277	7.2
	Delayed Draw Senior Secured Term Loan	10.25%	(L +9.25%)	12/10/19	741	739	732	0.5
	3,000,000 Class A Units in IGT Holdings, LLC, 11% PIK(11)					2,799	2,757	1.9
	3,000,000 Common Units in IGT Holdings, LLC(11)					572	26	—
					11,151	14,449	13,792	9.6
					30,070	38,876	39,996	27.9
Total Affiliate Investments					46,085	63,113	66,393	46.3
Control Investment
Consumer goods: Non-durable
Mirage Trailers LLC(3) 2212 Industrial Rd Nampa ID, 83687	Senior Secured Term Loan	12.50%	(L +11.50%)	11/25/20	10,648	10,544	10,544	7.4
	Common Equity (554 shares in MTE Holding Corp.)(11)					3,069	3,069	2.0
					10,648	13,613	13,613	9.4
Total Control Investment					10,648	13,613	13,613	9.4
Total Investments					$228,771	$252,255	$257,296	179.9%

(1)	The majority of the investments bear interest at a rate that may be determined by reference to the London Interbank Offered Rate (“LIBOR”) (L) or Prime (P), which is reset monthly or quarterly. All of the Company’s LIBOR-referenced investments are subject to a LIBOR interest rate floor; LIBOR was below the LIBOR interest rate floor for all LIBOR-referenced investments at December 31, 2015. For each investment, the Company has provided the spread over LIBOR and current interest rate in effect at December 31, 2015. Unless otherwise noted, all investments with a stated PIK rate are obligated to make interest payments with the issuance of additional securities as payment of the entire PIK provision.
(2)	The negative fair value is the result of the unfunded commitment being valued below par.
(3)	Investments held by SBIC I LP. All other investments pledged as collateral under the PWB Credit Facility.

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2015
(Dollar amounts in thousands)

(4)	Indicates investments that the Company deems non “qualifying assets” under Section 55(a) of the Investment Company Act of 1940 (“1940 Act”), as amended. Qualifying assets must represent at least 70% of the Company’s assets, as defined under Section 55 of the 1940 Act, at the time of acquisition of any additional non-qualifying assets. As of December 31, 2015, 96.3% of the Company’s assets were qualifying assets.
(5)	Non-accrual loan.
(6)	SBIC I LP has entered into a contractual arrangement whereby, subject to certain conditions being satisfied, it has agreed, with respect to the Senior Secured Tem Loan B, to receive its payment after the repayment of certain lenders pursuant to a payment waterfall. With respect to Intrafusion Holding Corp., the all-in interest rate of 12.84% at December 31, 2015 included an interest rate of 3.59% per annum as specified under the contractual arrangement SBIC I LP entered into with the co-lenders in connection with the credit agreement.
(7)	SBIC I LP has entered into a contractual arrangement whereby, subject to certain conditions being satisfied, it has agreed, with respect to the Senior Secured Tem Loan, to receive its payment after the repayment of certain lenders pursuant to a payment waterfall. With respect to C7 Data Centers, Inc., the all-in interest rate of 13.25% at December 31, 2015 included an interest rate of 3.75% per annum as specified under the contractual arrangement SBIC I LP entered into with the co-lenders in connection with the credit agreement.
(8)	In January 2016, HealthFusion, Inc. was purchased, at which time the Common Stock Warrants were redeemed and the Senior Secured Loan was repaid at par. In connection with the loan repayment, the Company received a prepayment penalty of $143. The Common Stock Warrants were redeemed for total consideration of $2,385, which included a cash payment of $2,115 and an additional amount held in escrow valued at $270 to be released 50% in one year and the remaining amount in approximately two years. In addition, the Company could receive an earnout payment of up to approximately $230 to $460 in 2017.
(9)	The interest rate on these investments contains a PIK provision, whereby the issuer has the option to make interest payments with the issuance of additonal securities as payment of the entire PIK provision. The interest rate in the schedule represents the current interest rate in effect for these investments.
(10)	The interest rate includes a 1.5% PIK provision, whereby the issuer has the option to make interest payments with the issuance of additonal securities as payment of the entire PIK provision. The interest rate in the schedule represents the current interest rate in effect.
(11)	Non-income producing.

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments
December 31, 2014
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Non-control/Non-affiliate Investments
Aerospace & Defense
Aero-Metric, Inc.	Senior Secured Term Loan	8.75%	(L +7.50%)	8/27/17	$2,644	$2,622	$2,619	1.9%
Whitcraft LLC	Senior Secured Term Loan	6.50%	(L +5.00%)	12/16/15	3,788	3,775	3,712	2.7
					6,432	6,397	6,331	4.6
Banking, Finance, Insurance & Real Estate
Accurate Group Holdings, Inc.(3)	Subordinated Loan	12.50%	N/A	6/11/18	10,000	10,071	10,071	7.3
Captive Resources Midco LLC	Senior Secured Term Loan	6.50%	(L +5.00%)	1/2/19	4,804	4,757	4,646	3.4
CSI Financial Services, LLC(4)	Senior Secured Term Loan	7.00%	(L +5.75%)	12/12/18	3,207	3,174	3,173	2.3
MYI Acquiror Limited(4)	Senior Secured Term Loan A	5.75%	(L +4.50%)	5/28/19	4,875	4,848	4,826	3.5
Townsend Acquisition LLC	Senior Secured Term Loan	5.25%	(L +4.25%)	5/21/20	4,330	4,296	4,278	3.1
					27,216	27,146	26,994	19.6
Capital Equipment
Dorner MFG, Corp.	Senior Secured Term Loan	5.75%	(L +4.50%)	6/15/17	3,062	3,032	2,974	2.2
Elgin Fasteners Group	Senior Secured Term Loan	6.00%	(L +4.75%)	8/26/16	4,679	4,632	4,616	3.4
					7,741	7,664	7,590	5.60
Chemicals, Plastics & Rubber
Actagro, LLC	Senior Secured Term Loan	5.50%	(L +4.25%)	12/30/16	3,201	3,182	3,117	2.3
Accella Holdings LLC (f/k/a Dash Materials LLC)	Senior Secured Term Loan	5.50%	(L +4.50%)	4/30/19	3,424	3,413	3,424	2.5
ICM Products Inc	Senior Secured Term Loan	5.50%	(L +4.50%)	3/31/19	2,068	2,045	1,952	1.4
Inhance Technologies Holdings LLC	Senior Secured Term Loan A	5.50%	(L +4.50%)	2/7/18	2,371	2,357	2,271	1.7
KODA Distribution Group, Inc.	Senior Secured Term Loan A	6.00%	(L +5.00%)	4/9/18	3,835	3,822	3,787	2.7
VanDeMark Chemical Inc.	Senior Secured Term Loan	6.50%	(L +5.25%)	11/30/17	2,681	2,650	2,636	1.9
					17,580	17,469	17,187	12.5
Construction & Building
Jameson LLC	Senior Secured Term Loan	7.50%	(L +5.50%)	1/31/17	1,529	1,525	1,529	1.1
Nudo Products, Inc.(3)	Subordinated Loan	12.00% cash/ 1.75% PIK	N/A	1/29/20	11,045	10,953	10,953	7.9
					12,574	12,478	12,482	9.0
Consumer goods: Non-durable
Phoenix Brands LLC	Senior Secured Term Loan A	7.25%	(L +5.75%)	1/31/16	1,319	1,314	1,230	0.9
					1,319	1,314	1,230	0.9
Containers, Packaging & Glass
Mold-Rite Plastics, LLC	Senior Secured Term Loan	5.50%	(L +4.25%)	6/30/16	4,009	3,990	3,962	2.9
					4,009	3,990	3,962	2.9
Energy: Oil & Gas
ANS Distributing, INC.	Senior Secured Term Loan	8.00%	(L +6.50%)	11/1/17	2,810	2,778	2,810	2.0
					2,810	2,778	2,810	2.0
Environmental Industries
Apex Companies, LLC.	Senior Secured Term Loan	5.50%	(L +4.50%)	3/28/19	3,714	3,695	3,506	2.6
JWC Environmental, LLC.	Senior Secured Term Loan	6.00%	(L +4.50%)	8/3/16	3,863	3,850	3,810	2.8
					7,577	7,545	7,316	5.4

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2014
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Non-control/Non-affiliate Investments – Continued
Healthcare & Pharmaceuticals
Behavioral Health Group	Senior Secured Term Loan A	5.75%	(L +4.50%)	8/18/16	$4,552	$4,537	$4,473	3.3%
Elements Behavioral Health, Inc.	Senior Secured Term Loan A	5.75%	(L +4.75%)	2/12/19	4,694	4,665	4,665	3.4
HealthFusion, Inc.(3)	Senior Secured Loan	13.00%	N/A	10/7/18	5,750	5,685	5,882	4.3
	Common Stock Warrants (1,646,666 shares)(11)					—	498	0.4
					5,750	5,685	6,380	4.7
Hygenic Corporation	Senior Secured Term Loan	6.00%	(L +4.75%)	10/11/18	4,684	4,640	4,671	3.4
Intrafusion Holding Corp.(3)(8)	Senior Secured Term Loan B	13.58%	(L +9.00%)	6/13/18	2,000	2,016	2,016	1.5
Maverick Healthcare Equity, LLC(3)	Preferred Equity (1,250,000 units)(11)					900	900	0.7
	Class A Common Equity (1,250,000 units)(11)					—	—	—
					2,000	2,916	2,916	2.2
Vention Medical, Inc. (f/k/a MedTech Group, Inc.)	Senior Secured Term Loan	6.25%	(L +5.25%)	12/31/18	4,575	4,552	4,552	3.3
South Bay Mental Health Center, Inc.(3)	Subordinated Loan(10)	12.0% cash/ 2.5% PIK	N/A	10/12/17	3,030	3,030	3,027	2.2
Strata Pathology Services, Inc.(5)	Senior Secured Term Loan(11)	11.00%	(L +9.50%)	6/30/16	4,037	3,988	801	0.6
Studer Group LLC	Senior Secured Term Loan	6.00%	(L +4.75%)	7/31/18	3,448	3,430	3,322	2.4
United Biologics Holdings, LLC(3)	Subordinated Loan	12.0% cash/ 2.0% PIK	N/A	3/5/17	4,183	4,126	4,181	3.0
	Class A-1 Units (2,686 units) and Kicker Units (2,015 units)(11)					9	22	—
	Class A-1 Warrants (2,272 units) and Kicker Warrants (1,704 units)(11)					8	19	—
	Class A Warrants (10,160 units)(11)					67	74	0.1
	Class B Warrants (15,238 units)(11)					7	38	—
					4,183	4,217	4,334	3.1
					40,953	41,660	39,141	28.6
High Tech Industries
Anaren, Inc.(3)	Senior Secured Term Loan	5.50%	(L +4.50%)	2/18/21	2,970	2,944	2,923	2.1
B&B Electronics Manufacturing Company	Senior Secured Term Loan A	6.50%	(L +5.00%)	4/4/15	2,440	2,437	2,426	1.8
OnePath Systems, LLC	Senior Secured Term Loan	7.50%	(L +6.00%)	6/6/17	2,220	2,198	2,220	1.6
					7,630	7,579	7,569	5.5
Media: Advertising, Printing & Publishing
Content Marketing, LLC	Senior Secured Term Loan	7.50%	(L +6.25%)	12/21/17	3,039	3,012	3,039	2.2
Jobson Healthcare Information, LLC(3)	Senior Secured Term Loan(10)	10.13% cash/ 2.795% PIK	(L +8.13%)	7/21/19	14,704	14,329	14,141	10.3
	Warrants (1,056,428 member units)(11)					454	384	0.3
					14,704	14,783	14,525	10.6
Media Source	Senior Secured Term Loan	5.25%	(L +4.25%)	7/16/19	2,386	2,364	2,348	1.7
					20,129	20,159	19,912	14.5

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2014
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value		Percent of Net Assets
Non-control/Non-affiliate Investments – Continued
Media: Broadcasting & Subscription
Campus Televideo, Inc.	Senior Secured Term Loan	7.25%	(L +5.75%)	10/23/17	$3,592	$3,542	$3,590		2.6%
					3,592	3,542	3,590		2.6
Media: Diversified & Production
A.C.T. Lighting, Inc.(3)	Subordinated Loan	12.00% cash/ 2.0% PIK	N/A	7/24/19	3,502	3,482	3,482		2.5
					3,502	3,482	3,482		2.5
Metals & Mining
All Metals Holding, LLC(3)	Senior Secured Term Loan	10.50%	N/A	12/31/19	14,000	13,763	13,763		10.0
	Common Equity (2.75% member interest)(11)					97	97		0.1
					14,000	13,860	13,860		10.1
Stancor, Inc.(3)	Senior Secured Term Loan	8.75%	(L +8.00%)	8/19/19	13,500	13,391	13,395		9.7
	1,250,000 Class A Units in SCT Holdings, LLC(11)					1,250	1,287		0.9
					13,500	14,641	14,682		10.6
					27,500	28,501	28,542		20.7
Retail
Tharpe Company, Inc.	Senior Secured Term Loan	6.00%	(L +4.75%)	10/19/17	3,589	3,559	3,555		2.6
					3,589	3,559	3,555		2.6
Services: Business
Accuvant Finance, LLC(3)	Senior Secured Initial Loans	7.00%	(P +3.75%)	10/22/20	5,970	5,917	5,970		4.3
BCC Software, LLC(3)	Senior Secured Revolver	N/A	(L +8.00%)	6/19/19	—	(15)	(24	)(2)	—
	Senior Secured Term Loan	9.00%	(L +8.00%)	6/19/19	6,913	6,820	6,758		4.9
					6,913	6,805	6,734		4.9
Caddie Master Enterprises, Inc.(3)	Senior Secured Term Loan	10.00%	(L +9.00%)	12/31/20	10,500	9,845	9,845		7.2
	Common Stock Warrants (78.97 shares)(11)					550	550		0.4
					10,500	10,395	10,395		7.6
C7 Data Centers, Inc.(3)	Senior Secured Term Loan	9.50%	(L +7.50%)	9/30/19	7,234	7,234	7,274		5.3
	Senior Secured Line of Credit	9.50%	(L +7.50%)	9/30/19	500	500	503		0.4
					7,734	7,734	7,777		5.7
Community Investors, Inc.(3)(6)	Senior Secured Term Loan	11.86%	(L +7.25%)	9/30/19	8,500	8,420	8,420		6.1
	Common Stock (560 shares)(11)					1	1		—
	Preferred Stock A (59,258 shares, 10% PIK)(11)					60	155		0.1
	Preferred Stock A-1 (27,737 shares, 10% PIK)(11)					66	72		0.1
	Preferred Stock A-2 (16,888 shares, 10% PIK)(11)					44	44		—
					8,500	8,591	8,692		6.3
Revspring Inc. (f/k/a Dantom Systems, Inc.)	Senior Secured Term Loan	5.50%	(L +4.25%)	8/3/17	4,454	4,434	4,454		3.2
Young Innovations, Inc.	Senior Secured Term Loan A	5.25%	(L +4.25%)	1/30/19	2,663	2,636	2,630		1.9
					46,734	46,512	46,652		33.9

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2014
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type	Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Non-control/Non-affiliate Investments – Continued
Services: Consumer
smarTours, LLC(3)	Senior Secured Loan	9.25%	N/A	10/11/18	$3,905	$3,842	$3,901	2.8%
	Preferred Equity A (500,000 units)(11)					489	671	0.5
					3,905	4,331	4,572	3.3
Southern Technical Institute, LLC(3)	Subordinated Loan	10.75%	(L +9.75%)	12/2/20	5,000	4,975	4,975	3.6
					8,905	9,306	9,547	6.9
Telecommunications
Barcodes LLC	Senior Secured Term Loan	7.25%	(P +4.00%)	12/9/19	2,815	2,791	2,791	2.0
NHR Holdings, LLC	Senior Secured Term Loan A	5.50%	(L +4.25%)	11/30/18	2,072	2,052	1,978	1.4
NHR Holdings, LLC	Senior Secured Term Loan B	5.50%	(L +4.25%)	11/30/18	2,100	2,080	2,005	1.5
					6,987	6,923	6,774	4.9
Total Non-control/Non-affiliate Investments					256,779	258,004	254,666	185.2
Affiliate Investments
Aerospace & Defense
Malabar International(3)	Subordinated Loan	12.5% cash/ 2.5% PIK	N/A	5/21/17	7,264	7,328	7,376	5.4
	Preferred Stock (1,644 shares)					4,283	4,404	3.2
					7,264	11,611	11,780	8.6
Healthcare & Pharmaceuticals
Pfanstiehl Holdings, Inc(3)	Subordinated Loan(10)	12.0% cash/ 1.5% PIK	N/A	9/29/18	3,788	3,874	3,864	2.8
	Class A Common Equity (400 shares)(11)					217	1,070	0.8
					3,788	4,091	4,934	3.6
Services: Business
Contract Datascan Holdings, Inc.(3)(7)	Senior Secured Term Loan B	10.75%	(L +9.75%)	12/17/18	9,265	9,192	9,129	6.6
	Preferred Equity A (2,463 shares, 10% PIK)(11)					2,351	2,468	1.8
	Preferred Equity B (382 shares, 10% PIK)(11)					483	446	0.3
	Common Equity (9,069 shares)(11)					—	—	—
					9,265	12,026	12,043	8.7
NeoSystems Corp.(3)	Subordinated Loan	10.5% cash/ 2.25% PIK	N/A	8/13/19	4,540	4,498	4,524	3.3
	Convertible Preferred Stock (521,962 shares, 10% PIK)(11)					1,029	1,292	0.9
					4,540	5,527	5,816	4.2
Sentry Centers Holdings, LLC(3)	Senior Secured Loan	14.00%	N/A	6/28/18	5,075	4,969	5,104	3.7
	Senior Secured Loan	14.00%	N/A	1/15/16	1,000	979	1,010	0.7
	Preferred Equity A (83 units)(11)					—	520	0.4
					6,075	5,948	6,634	4.8
Tangible Software, Inc.(3)(9)	Senior Secured Loan	4%	N/A	6/17/16	2,639	2,468	2,463	1.8
	Common Equity (1,285,864 shares)(11)					—	—	—
					2,639	2,468	2,463	1.8

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2014
(Dollar amounts in thousands)

Industry Name of Portfolio Company	Investment Type		Interest Rate(1)	Spread Above Index(1)	Maturity	Principal Amount	Amortized Cost	Fair Value	Percent of Net Assets
Affiliate Investments – Continued
TRS Services, LLC(3)	Initial Senior Term Loan		9.50%	(L +8.50%)	12/10/19	$10,474	$10,383	$10,383	7.6%
	Delayed Draw Senior Term Loan		9.50%	(L +8.50%)	12/10/19	499	495	495	0.4
	3,000,000 Class A Units in IGT Holdings, LLC, 11% PIK(11)						3,020	3,020	2.2
	3,000,000 Common Units in IGT Holdings, LLC	(11)					—	—	—
						10,973	13,898	13,898	10.2
						33,492	39,867	40,854	29.7
Total Affiliate Investments						44,544	55,569	57,568	41.9
Total Investments						$301,323	$313,573	$312,234	227.1%

(1)	The majority of the investments bear interest at a rate that may be determined by reference to LIBOR (L) or Prime (P), which is reset monthly or quarterly. All of the Company’s LIBOR-referenced investments are subject a LIBOR interest rate floor; LIBOR was below the LIBOR interest rate floor for all LIBOR-referenced investments at December 31, 2014. For each investment, the Company has provided the spread over LIBOR and current interest rate in effect at December 31, 2014. Unless otherwise noted, all investments with a stated PIK rate are obligated to make interest payments with the issuance of additional securities as payment of the entire PIK provision.
(2)	The negative fair value is the result of the unfunded commitment being valued below par.
(3)	Investments held by SBIC I LP. All other investments were held by OFS Capital WM, and were pledged as collateral under the OFS Capital WM credit facility.
(4)	Indicates investments that the Company deems non “qualifying assets” under Section 55(a) of the Investment Company Act of 1940 (“1940 Act”), as amended. Qualifying assets must represent at least 70% of the Company’s assets, as defined under Section 55 of the 1940 Act, at the time of acquisition of any additional non-qualifying assets. As of December 31, 2014, 97.6% of the Company’s assets were qualifying assets.
(5)	Non-accrual loan.
(6)	SBIC I LP has entered into a contractual arrangement whereby, subject to certain conditions being satisfied, it has agreed, with respect to the Senior Secured Term Loan, to receive its payment after the repayment of certain lenders pursuant to a payment waterfall. With respect to Community Investors, Inc., the all-in interest rate of 11.86% at December 31, 2014 included an interest rate of 3.61% per annum as specified under the contractual arrangement SBIC I LP entered into with the co-lenders in connection with the credit agreement.
(7)	SBIC I LP has entered into a contractual arrangement whereby, subject to certain conditions being satisfied, it has agreed, with respect to the Senior Secured Term Loan B, to receive its payment after the repayment of certain lenders pursuant to a payment waterfall.
(8)	SBIC I LP has entered into a contractual arrangement whereby, subject to certain conditions being satisfied, it has agreed, with respect to the Senior Secured Tem Loan B, to receive its payment after the repayment of certain lenders pursuant to a payment waterfall. With respect to Intrafusion Holding Corp., the all-in interest rate of 13.58% at December 31, 2014 included an interest rate of 3.08% per annum as specified under the contractual arrangement SBIC I LP entered into with the co-lenders in connection with the credit agreement.

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Consolidated Schedule of Investments – (Continued)
December 31, 2014
(Dollar amounts in thousands)

(9)	The original debt and equity investments, with a total cost basis of $8,992, were restructured on December 17, 2014, as a result of which SBIC I LP received a cash payment of $2,943, a new note with a fair value of $2,463 on the restructuring date and at December 31, 2014, and common stock in Tangible Software, Inc. valued at zero at the restructuring date and at December 31, 2014. In connection with this restructuring, SBIC I LP recognized a loss of $3,586. The post-restructured investments were classified as affiliate investments and the new debt investment was deemed an accrual loan as of December 31, 2014.
(10)	The interest rate on these investments contains a PIK provision, whereby the issuer has the option to make interest payments with the issuance of additonal securities as payment of the entire PIK provision. The interest rate in the schedule represents the current interest rate in effect for these investments.
(11)	Non-income producing.

See Notes to Consolidated Financial Statements.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 1. Organization

OFS Capital Corporation (the “Company”) is a Delaware corporation formed on November 7, 2012, as an externally managed, closed-end, non-diversified management investment company. The Company has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for income tax purposes, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

The Company’s strategic investment focus is primarily on debt investments and, to a lesser extent, equity investments primarily in middle-market companies in the United States. The Company has entered into an investment advisory and management agreement with OFS Capital Management, LLC (“OFS Advisor”), under which OFS Advisor manages the day-to-day operations of, and provides investment advisory services to, the Company. The Company may make investments directly or through OFS SBIC I, LP (“SBIC I LP”), its investment company subsidiary licensed under the Small Business Administration (“SBA”) Small Business Investment Company program (the “SBIC Program”).

The SBIC Program is designed to stimulate the flow of capital into eligible businesses. Under SBA regulations, SBIC I LP is subject to regulatory requirements, including limitations on the businesses and industries in which it can invest, requirements to invest at least 25% of its regulatory capital in eligible smaller businesses, as defined under the Small Business Investment Act of 1958 (“SBIC Act”), and limitations on the financing terms of investments, and capitalization thresholds that limit distributions to the Company; and is subject to periodic audits and examinations of its financial statements. As of December 31, 2015, SBIC I LP was in compliance with its regulatory requirements. See Notes 5 and 10.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 2. Correction of Error

In the fourth quarter of 2015, the Company discovered and corrected errors impacting the classification of certain components of consolidated net assets as of December 31, 2014 and 2013, and distributions reported on the consolidated statement of changes in net assets for the year ended December 31, 2014. The Company also separately stated capital gain distributions on the consolidated statement of changes in net assets for the year ended December 31, 2013 to be consistent with the 2014 and 2015 presentation. These reclassifications had no effect on total net assets or net asset value per share. The purpose of the reclassifications was to properly report the tax character of, and basis differences between tax and accounting principles generally accepted in the United States of America (“GAAP”) in (i) accumulated shareholder distributions, (ii) accumulated undistributed net investment income, (iii) accumulated net realized gains/losses, and (iv) net unrealized appreciation (depreciation) on investments. Accordingly, the Company has revised its December 31, 2014 consolidated balance sheet and statement of changes in net assets for the years ended December 31, 2014 and 2013 and the three and six months ended June 30, 2015 and the three and nine months ended September 30, 2015 interim financial statements as disclosed below. The effect of recording the adjustments in the December 31, 2014 consolidated balance sheet, the consolidated statement of changes in net assets for the year ended December 31, 2014 and 2013, and the consolidated statement of operations for the quarters ended September 30, 2015 and June 30, 2015 to be reported in subsequent filings are as follows:

Summary of revisions to the Statement of Net Assets (affected components)

	As Previously Reported December 31, 2014	Revisions	Revised December 31, 2014	As Previously Reported December 31, 2013	Revisions	Revised December 31, 2013
Net Assets
Preferred stock
Common stock	$97	$—	$97	$96	$—	$96
Paid-in capital in excess of par	143,381	(7,003)	136,378	143,126	104	143,022
Accumulated undistributed (distributions in excess of) net investment income	(7,844)	10,303	2,459	(4,103)	(4,121)	18
Accumulated undistributed net realized gain (loss)	(844)	720	(124)	2,742	—	2,742
Net unrealized appreciation (depreciation) on investments	2,681	(4,020)	(1,339)	(1,483)	4,017	(5,500)
Total net assets	$137,471	$—	$137,471	$140,378	$—	$140,378

Summary of revisions to Statement of Changes in Net Assets (affected components)

	As Previously Reported Year Ended December 31, 2014	Revisions	Revised Year Ended December 31, 2014	As Previously Reported Year Ended December 31, 2013	Revisions	Revised Year Ended December 31, 2013
Distributions to shareholders from:
Net investment income	$(12,876)	$(6,737)	$(6,139)	$(9,727)	$(3,282)	$(6,445)
Net realized gains	(227)	(227)	—	(87)	—	(87)
Return of capital distributions	—	6,964	(6,964)	—	3,282	(3,282)
Total distributions to shareholders	$(13,103)	$—	$(13,103)	$(9,814)	$—	$(9,814)

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 2. Correction of Error  – (continued)

Summary of revisions to Statement of Operations (affected components)

	As Previously Reported Three Months Ended September 30, 2015	Revisions	Revised Three Months Ended September 30, 2015
Net realized and unrealized gain (loss) on investments
Net realized gain on non-control/non-affiliate investments	$254	$(19)	$235
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	(2,115)	19	(2,096)
Net change in unrealized appreciation/depreciation on affiliate investments	(348)	—	(348)
Net loss on investments	$(2,209)	$—	$(2,209)

	As Previously Reported Nine Months Ended September 30, 2015	Revisions	Revised Nine Months Ended September 30, 2015
Net realized and unrealized gain (loss) on investments
Net realized gain on non-control/non-affiliate investments	$3,132	$(2,932)	$200
Net realized gain on affiliate investments	1,471	—	1,471
Net change in unrealized appreciation/depreciation on
non-control/non-affiliate investments	(3,173)	2,932	(241)
Net change in unrealized appreciation/depreciation on affiliate investments	1,494	—	1,494
Net loss on investments	$2,924	$—	$2,924

Summary of revisions to Statement of Operations (affected components)

	As Previously Reported Three Months Ended June 30, 2015	Revisions	Revised Three Months Ended June 30, 2015
Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on non-control/non-affiliate investments	$2,788	$(2,913)	$(125)
Net realized gain on affiliate investments	1,471	—	1,471
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	(705)	2,913	2,208
Net change in unrealized appreciation/depreciation on affiliate investments	1,096	—	1,096
Net gain on investments	$4,650	$—	$4,650

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 2. Correction of Error  – (continued)

	As Previously Reported Six Months Ended June 30, 2015	Revisions	Revised Six Months Ended June 30, 2015
Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on non-control/non-affiliate investments	$2,878	$(2,913)	$(35)
Net realized gain on affiliate investments	1,471	—	1,471
Net change in unrealized appreciation/depreciation on
non-control/non-affiliate investments	(1,058)	2,913	1,855
Net change in unrealized appreciation/depreciation on affiliate investments	1,842	—	1,842
Net gain on investments	$5,133	$—	$5,133

Note 3. Summary of Significant Accounting Policies

Basis of presentation:  The Company prepares its consolidated financial statements in accordance with GAAP, including Accounting Standards Codification Topic 946, “Financial Services — Investment Companies”, and the requirements for reporting on Form 10-K, the 1940 Act, and Articles 6 or 10 of Regulation S-X. In the opinion of management, the consolidated financial statements reflect all adjustments consisting only of normal and recurring accruals and adjustment.

Principles of consolidation:  The Company consolidates majority-owned investment company subsidiaries. The Company does not own any controlled operating company whose business consists of providing services to the Company, which would also require consolidation. All intercompany balances and transactions are eliminated upon consolidation. See Notes 4 and 5.

Fair value of financial instruments:  The Company applies fair value to substantially all of its financial instruments. Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) defines fair value, establishes a framework to measure fair value, and requires disclosures regarding fair value measurements. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined through the use of models and other valuation techniques, valuation inputs, and assumptions market participants would use in pricing the investment. Highest priority is given to prices for identical assets quoted in active markets (Level 1) and the lowest priority is given to unobservable valuation inputs (Level 3). The availability of observable inputs can vary significantly and is affected by a variety of factors, including the type of product, whether the product is new to the market, whether the product is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that the valuation is based on less observable or unobservable inputs, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments classified as Level 3 (i.e., those instruments valued using non-observable inputs), which comprise the entirety of the Company’s investments.

Changes to the valuation policy are reviewed by management and the Company’s board of directors (the “Board”). As the Company’s investments change, markets change, new products develop, and valuation inputs become more or less observable, the Company will continue to refine its valuation methodologies.

See Note 8 for more detailed disclosures of the Company’s fair value measurements of its financial instruments.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 3. Summary of Significant Accounting Policies  – (continued)

Investment classification:  The Company classifies its investments in accordance with the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in those companies in which the Company owns more than 25% of the voting securities or has rights to maintain greater than 50% of board representation. Under the 1940 Act, “Affiliate Investments” are defined as investments in those companies in which the Company owns between 5% and 25% of the voting securities. “Non-Control/Non-Affiliate Investments” are those that neither qualify as Control Investments nor Affiliate Investments.

Investment risks:  The Company’s investments are subject to a variety of risks. These risks may include, but are not limited to the following:

Market risk — Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument due to market changes.

Credit risk — Credit risk represents the risk that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

Liquidity risk — Liquidity risk represents the possibility that the Company may not maintain sufficient cash balances or access to cash to meet loan and other commitments as they become due.

Interest rate risk — Interest rate risk represents the likelihood that a change in interest rates could have an adverse impact on the fair value of an interest-bearing financial instrument.

Prepayment risk — Certain of the Company’s debt investments allow for prepayment of principal without penalty. Downward changes in interest rates may cause prepayments to occur at a faster than expected rate, thereby effectively shortening the maturity of the debt investments and making the instrument less likely to be an income producing instrument.

Off-Balance sheet risk — Some of the Company’s financial instruments contain off-balance sheet risk. Generally, these financial instruments represent future commitments to purchase other financial instruments at specific terms at specific future dates.

Use of estimates:  The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Reportable segments:  The Company has a single reportable segment and single operating segment structure.

Cash and cash equivalents:  Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities at the time of acquisition of three months or less. The Company places its cash in financial institutions and at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. Included in cash and cash equivalents was $32,612 held in a US Bank Money Market Deposit Account as of December 31, 2015. As of December 31, 2014, cash and cash equivalents included $8,570 and $1,039 held in a US Bank Money Market Deposit Account and Wells Fargo Prime INVT MM #1752 account, respectively.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 3. Summary of Significant Accounting Policies  – (continued)

Revenue recognition:

Interest Income:  Interest income, adjusted for amortization of premium and accretion of discounts, is recorded on an accrual basis. Recognized interest income, if payable monthly or quarterly, is reported as interest receivable until collected. Recognized interest income due at maturity or at another stipulated date (“PIK interest”) is recorded as an adjustment to the amortized cost basis of the investment. The Company accrues interest income until events occur that place a loan into a non-accrual status (see below). Loan origination fees, original issue discount (“OID”), market discount or premium, and loan amendment fees (collectively, “net loan origination fees”) are capitalized, and the Company accretes or amortizes such amounts as additional interest income over the life of the loan using a method that approximates the effective interest method. When the Company receives a loan principal payment, the OID related to the paid principal is accelerated and recognized in interest income. Unamortized OID is recorded as an adjustment to the amortized cost basis of the investment and unamortized loan amendment fees are reported as deferred loan fee revenue. All other interest income is recognized as contractually earned. Further, in connection with the Company’s debt investments, the Company may receive warrants or similar equity-related securities (“Warrants”). The Company determines the cost basis of Warrants based upon their fair values on the date of receipt relative to the total fair value of the debt and Warrants received. Any resulting difference between the face amount of the debt and its recorded cost resulting from the assignment of value to the Warrants is treated as OID, and accreted into interest income as described above.

Unamortized net loan origination fees on debt investments were $1,885 and $3,706 as of December 31, 2015 and 2014, respectively. The Company recognized net loan origination fee income of $2,263, $1,459, and $1,481 for the years ended December 31, 2015, 2014, and 2013, respectively. The Company recognized PIK interest income of $1,206, $664, and $37 for the years ended December 31, 2015, 2014, and 2013, respectively. To maintain its status as a RIC, the Company includes non-cash interest income in the amounts that must be distributed to shareholders.

Dividend Income:  Dividend income on common stock, generally payable in cash, is recorded at the time dividends are declared. Dividend income on preferred equity securities is accrued as earned. Dividends on preferred equity securities may be payable in cash or in additional preferred securities, and are generally not payable unless declared or upon liquidation. Declared dividends payable in cash are reported as dividend receivables until collected. Dividends payable in additional preferred securities or contractually earned but not declared (“PIK dividends”) are recorded as an adjustment to the cost basis of the investment. The Company discontinues accrual of PIK dividends on preferred equity securities when it determines that the dividend may not be collectible. The Company assesses the collectability of the PIK dividends based on factors including the fair value of the preferred equity security, the valuation of the portfolio company’s enterprise value, and proceeds expected to be received over the life of the investment. Distributions received from common or preferred equity securities that do not qualify as dividend income are recorded as a return of capital and a reduction in the adjusted cost basis of the investment. In addition, the Company may receive cash distributions from portfolio companies that are taxed as flow-through entities. Each distribution is evaluated to determine whether it should be recorded as income or as a return of capital. Generally, the Company will not record distributions from investments taxed as flow through entities as income unless there are sufficient accumulated tax-basis earning and profits prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the adjusted cost basis of the investment. The Company recognized preferred dividend income of $1,276, $570, and $9, of which $1,116, $445, and $-0-, respectively, was contractually earned but not declared for the years ended December 31, 2015, 2014, and 2013, respectively. The Company recognized common stock dividends of $85 for the year ended December 31, 2015. The Company did not recognize common stock dividends during the years ended December 31, 2014 and 2013.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 3. Summary of Significant Accounting Policies  – (continued)

Fee Income:  The Company generates revenue in the form of commitment, structuring or due diligence fees, fees for providing managerial assistance, consulting fees, and other contractual fees. Such revenue is recognized as the related services are rendered. Prepayment penalties for debt instruments repaid prior to their stated maturity are recorded as income upon receipt.

Net Realized and Unrealized Gain or Loss on Investments:  Investment transactions are reported on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the carrying value of the investment. Investments are reported at fair value as determined by the Company’s Board. After recording all appropriate interest, dividend, and other income, some of which is recorded as an adjustment to the cost basis of the investment as described above, the Company reports changes in the fair value of investments as a component of the net changes in unrealized appreciation/depreciation on investments in the consolidated statements of operations.

Non-accrual loans:  Loans on which the accrual of interest income has been discontinued are designated as non-accrual loans, and non-accrual loans are further classified as and accounted for under either a non-accrual cash method or a non-accrual cost recovery method. Loans are generally placed on non-accrual status when a loan either: (i) is delinquent for 90 days or more on principal or interest according to the contractual terms of the loan (unless well secured and in the process of collection), or (ii) in the opinion of management, there is reasonable doubt about its collectability. When loans are placed on non-accrual status, all interest previously accrued but not collected, other than PIK interest that has been contractually added to the principal balance prior to the designation date, is reversed against current period interest income. Interest payments subsequently received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Interest accruals are resumed on non-accrual loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest. At December 31, 2015, one investment with aggregate cost and fair value of $937 and $798, respectively, was carried as non-accrual cash method loan. At December 31, 2014, the Company’s investment in Strata Pathology, Inc. (“Strata”) was the Company’s sole investment designated as a non-accrual loan, and was carried with an aggregate fair value and amortized cost of $801 and $3,988, respectively. On October 2, 2015, the Company accepted a cash payment of $97 in full satisfaction of the loan. In connection with the Strata settlement, the Company realized a fourth quarter loss of $3,891 and reversed $3,187 of previously recognized unrealized depreciation.

Income taxes:  The Company has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code. To qualify as a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements, and timely distribute at least 90% of its investment company taxable income to its shareholders. The Company has made, and intends to continue to make, the requisite distributions to its shareholders, which generally relieves the Company from U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, the Company may choose to retain taxable income in an amount less than that which would trigger federal income tax liability under Subchapter M of the Code. However, the Company would be liable for a 4% excise tax on such income. Excise tax liability is recognized when the Company determines its estimated current year annual taxable income exceeds estimated current year dividend distributions.

The Company may utilize wholly-owned holding companies taxed under Subchapter C of the Code when making equity investments in portfolio companies taxed as pass-through entities to meet its source-of-income requirements as a BDC. These “tax blocker” entities are consolidated in the Company’s GAAP financial statements and may result in the reporting of federal income tax expense with respect to income derived from those investments. Such income, net of applicable federal income tax, is not included in the Company’s tax-basis net investment income until distributed, which may result in temporary differences and character differences between the Company’s GAAP and tax-basis net investment income and realized gains and losses.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 3. Summary of Significant Accounting Policies  – (continued)

The Company evaluates tax positions taken in the course of preparing its tax returns to determine whether they are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company recognizes accrued interest and penalties related to uncertain tax benefits as income tax expense. There were no uncertain income tax positions at December 31, 2015 and 2014. The current and prior three tax years remain subject to examination by U.S. federal and most state tax authorities.

Dividends and distributions:  Dividends and distributions to common shareholders are recorded on the declaration date. The timing of dividends and distributions as well as the amount to be paid out as a dividend or distribution is determined by the Board each quarter. Dividends from net investment income and net realized gains are determined in accordance with the Code. Net realized capital gains, if any, are distributed at least annually, although the Company may decide to retain such capital gains for investment. Dividends paid in excess of taxable net investment income and net realized gains are considered returns of capital to shareholders.

The Company has adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of any distributions the Company declares in cash on behalf of its shareholders, unless a shareholder elects to receive cash. As a result, if the Board authorizes and the Company declares a cash distribution, then shareholders who have not “opted out” of the DRIP will have their cash distribution automatically reinvested in additional shares of the Company’s common stock, rather than receiving the cash dividend or distribution.

The Company may use newly issued shares under the guidelines of the DRIP, or the Company may purchase shares in the open market in connection with its obligations under the plan.

Deferred financing closing costs:  Deferred financing closing costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These amounts are amortized over the life of the borrowings.

Goodwill:  On December 4, 2013, in connection with the SBIC Acquisitions, the Company recorded goodwill of $1,077 (see Note 4). Goodwill is not subject to amortization. Goodwill is evaluated for impairment annually or more frequently if events occur or circumstances change that indicate goodwill may be impaired. There have been no goodwill impairments since the date of the SBIC Acquisitions. Goodwill is included in prepaid expenses and other assets at December 31, 2015 and 2014.

Intangible asset:  On December 4, 2013, in connection with the SBIC Acquisitions, the Company recorded an intangible asset of $2,500 attributable to the SBIC license. The Company amortizes this intangible asset on a straight-line basis over its estimated useful life of 13 years. The Company expects to incur annual amortization expense of $195 in each of the years ending December 31, 2025 and $145 in 2026.

The Company tests its intangible asset for impairment if events or circumstances suggest that the asset carrying value may not be fully recoverable. The intangible asset, net of accumulated amortization of $405 and $209, is included in prepaid expenses and other assets at December 31, 2015 and 2014, respectively.

Interest expense:  Interest expense is recognized on an accrual basis.

Concentration of credit risk:  Aside from its debt instruments, financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at financial institutions. At various times during the year, the Company may exceed the federally insured limits. To mitigate this risk, the Company places cash deposits only with high credit quality institutions. Management believes the risk of loss is minimal.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 3. Summary of Significant Accounting Policies  – (continued)

Recent accounting pronouncements:  In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on the Company’s consolidated financial statements and has not yet determined the method by which it will adopt the standard in 2018.

In August 2014, the FASB issued ASU 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and if such doubt exists, requires specific disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 modifies existing consolidation guidance for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires either a retrospective or a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements, as well as the available transition methods.

In March 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 changes the presentation of debt issuance costs in the financial statements where an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 did not specifically address presentation or subsequent measurement of debt issuance costs related to line of credit arrangements. In response, the FASB issued ASU 2015-15 to incorporate the views of the Securities and Exchange Commission (“SEC”), which, given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line of credit arrangements, stated the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. ASU 2015-03 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, and requires a retrospective approach to adoption and applicable disclosures for a change in an accounting principle. Early adoption is permitted. Upon adoption of ASU 2015-03, the deferred financing closing costs associated with the Company’s SBA debentures will be presented in the balance sheet as a direct deduction from the SBA debentures liability rather than as an asset. In addition, amortization of deferred financing closing costs will be reported as interest expense in the consolidated statement of operations rather than as amortization of deferred financing closing costs. The Company is currently evaluating the impact of ASU 2015-03 to its revolving lines of credit.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 3. Summary of Significant Accounting Policies  – (continued)

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 modifies how entities measure equity investments and present changes in the fair value of financial liabilities. Under the new guidance, entities will have to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value, and recognize any changes in fair value in net income unless the investments qualify for the new practicality exception. A practicality exception will apply to those equity investments that do not have a readily determinable fair value and do not qualify for the practical expedient to estimate fair value under ASC 820, Fair Value Measurements, and as such these investments may be measured at cost. ASU 2016-01 will be effective for the Company’s fiscal year beginning December 1, 2018 and subsequent interim periods. The Company is required to record its investments at fair value with changes in fair value recognized in net income in accordance with ASC Topic 946, Financial Services — Investment Companies. Therefore, the adoption of ASU 2016-01 is not expected to have a material effect on the Company’s consolidated financial statements.

Note 4. OFS Capital WM

OFS Capital WM, LLC (“OFS Capital WM”), a wholly-owned investment company subsidiary, was formed in August 2010 with the limited purpose of holding, acquiring, managing and financing senior secured loan investments to middle-market companies in the United States. On September 28, 2010, the Company became the owner of OFS Capital WM through a transaction in which it transferred eligible loans — or 100% of its participating interest in certain other loans — to OFS Capital WM in exchange for cash and a 100% equity ownership interest in OFS Capital WM. These loans were managed and serviced by MCF Capital Management, LLC (“MCF”) under a loan and security agreement among OFS Capital WM, MCF, Wells Fargo Securities, LLC, and Well Fargo Delaware Trust Company, N.A. (the “Loan and Security Agreement”). MCF charged a management fee of 0.25% per annum of the assigned value of the underlying portfolio investments plus an accrued fee that was deferred until termination of the Loan and Security Agreement on May 28, 2015. The Company incurred management fee expense related to this agreement of $288, $731, and $1,061, for the years ended December 31, 2015, 2014, and 2013, respectively.

OFS Capital WM Asset Sale and Related Transactions

On May 28, 2015, the Company and OFS Capital WM entered into a Loan Portfolio Purchase Agreement with Madison Capital Funding LLC (“Madison”), an affiliate of MCF, pursuant to which OFS Capital WM sold a portfolio of 20 senior secured debt investments with an aggregate outstanding principal balance of $67,807 to Madison for cash proceeds of $67,309 (the “WM Asset Sale”). On May 28, 2015, the total fair value of the debt investments sold, applying the Company’s March 31, 2015 fair value percentages to the principal balances of the respective investments on the sale date, was approximately $66.7 million. The determination of the fair value of the Company’s investments is subject to the good faith determination by the Company’s board of directors, which is conducted no less frequently than quarterly, pursuant to the Company’s valuation policies and accounting principles generally accepted in the United States.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 4. OFS Capital WM  – (continued)

On May 28, 2015, pursuant to the Loan and Security Agreement, the Company applied $52,414 from the sale proceeds of the WM Asset Sale to pay in full and retire OFS Capital WM’s secured revolving line of credit with Wells Fargo Bank, N.A. (“WM Credit Facility”). As a result of the termination of the WM Credit Facility, the Company wrote-off related unamortized deferred financing closing costs of $1,216.

On May 28, 2015, in connection with the WM Asset Sale, the Company entered into a Loan Administration Services Agreement with Madison pursuant to which Madison will provide loan servicing and other administrative services to OFS Capital WM with respect to certain of its remaining loan assets. In return for its loan administration services, Madison will receive a quarterly loan administration fee of 0.25% per annum based on the average daily principal balances of the loan assets for such quarter. The Company incurred loan administration fee expense of $33 for the year ended December 31, 2015.

Note 5. SBIC Acquisitions

On December 4, 2013, the Company acquired all of the limited partnership interests in SBIC I LP, as well as all of the membership interest in SBIC I GP, LLC (“SBIC I GP”) that it did not already own, which resulted in SBIC I LP becoming a wholly owned subsidiary of the Company (the “SBIC Acquisitions”). The Company paid cash of $8,110 for the SBIC Acquisitions, consisting of $7,951 for the SBIC I LP interests and $159 for the SBIC I GP interests. In connection with the SBIC Acquisitions, on December 5, 2013, the employees directing the activities of SBIC I LP were reemployed by the affiliated entity of the Company, and Tamarix Associates, LLC was terminated as the investment manager of SBIC I LP. Upon the closing of the SBIC Acquisitions, the Company increased its capital commitment to SBIC I LP, both directly and through SBIC I GP, to $75,000.

The SBIC Acquisitions were accounted for as a step acquisition in accordance with the Accounting Standards Codification 805, “Business Combinations” (“ASC Topic 805”), under which the Company first re-measured its previously held equity interest in SBIC I LP and SBIC I GP at fair value at December 4, 2013, and recognized the resulting $2,742 gain in earnings. The Company then stepwise accounted for the $1,077 excess of the fair value of its previously held equity interest plus acquisition price over the fair value of the total net assets of SBIC I LP and SBIC I GP as goodwill. For tax purposes, the Company amortizes the goodwill over a period of 15 years.

In connection with the SBIC Acquisitions, the Company recognized a $2,500 intangible asset attributable to SBIC I LP’s SBIC license. In addition, the control the Company obtained upon the SBIC Acquisitions required the Company to consolidate the financial statements of SBIC I LP and SBIC I GP into its own effective December 4, 2013.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 5. SBIC Acquisitions  – (continued)

The following table presents (1) the fair value of the net identifiable assets of SBIC I LP and SBIC I GP on the December 4, 2013 SBIC Acquisitions date, (2) remeasurement of the Company’s equity interests in SBIC I LP and SBIC I GP at the SBIC Acquisitions date fair value and recognition of a realized gain, and (3) recording of the excess of the fair value of the previously held equity interest of SBIC I LP and SBIC I GP plus the acquisition price over the fair value of the total net assets of SBIC LP and SBIC I GP as goodwill.

Fair value of net identifiable assets on SBIC Acquisitions date:
Investments	$41,887
Cash and cash equivalents	1,216
Interest receivable and other assets	647
Intangible asset	2,500
Total assets	$46,250
SBA debentures	(26,000)
Other liabilities	(251)
Net assets	$19,999
Remeasurement of the Company’s equity investments in step acquisition:
Fair value of the Company’s equity interests on SBIC Acquisitions date	$12,966
Cost of the Company’s equity interest immediately prior to SBIC Acquisitions date	10,224
Realized gain	$2,742
Goodwill:
Acquisition price	$8,110
Fair value of the Company’s equity interests on SBIC Acquisitions date	12,966
Less: total net assets acquired	(19,999)
Goodwill	$1,077

The following table reflects the summary operational data of SBIC I LP on a stand-alone basis for the period December 5, 2013 to December 31, 2013.

Total investment income	$593
Total expenses	(84)
Net change in unrealized appreciation on non-control/non-affiliate investments	45
Net change in unrealized appreciation on affiliate investments	119
Net change in unrealized depreciation on control investment	(1,750)
Net decrease in net assets resulting from operations	$(1,077)

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 5. SBIC Acquisitions  – (continued)

The following unaudited pro forma presentation assumes the SBIC Acquisitions took place on January 1, 2013.

	For the year ended December 31, 2013
	Historical	Pro Forma Adjustments		Pro Forma
		(unaudited)		(unaudited)
Investment income
Interest income	$16,927	$3,677	(1)	$20,604
Dividend and fee income	143	278	(1)	421
Total investment income	17,070	3,955		21,025
Expenses
Interest expense	3,384	502	(1)	3,886
Amortization of deferred financing closing costs	965	121	(1)	1,086
Management fees	3,435	288	(1)	3,723
Professional fees	1,639	122	(1)	1,761
Administrative fee	938	—		938
General and administrative expenses	991	32	(1)	1,023
Total expenses	11,352	1,065		12,417
Net investment income	5,718	2,890		8,608
Net realized and unrealized gain (loss) on investments
Net realized gain on non-control/non-affiliate investments	87	—		87
Realized gain from SBIC Acquisitions	2,742	(2,742	)(2)	—
Net change in unrealized appreciation (depreciation) on investments	(872)	1,783	(1)	911
Net realized and unrealized gain on investments	1,957	(959)		998
Net increase in net assets resulting from operations	$7,675	$1,931		$9,606

Pro Forma Adjustments:
(1)	To incorporate SBIC I LP’s statement of operations for the period January 1, 2013 through December 4, 2013 into the Company’s. During this period, SBIC I GP had minimal activities.
(2)	To eliminate the Company’s realized gain from the step acquisition on its pro forma consolidated statement of operations for the year ended December 31, 2013.

Note 6. Related Party Transactions

Investment Advisory and Management Agreement:  On November 7, 2012, the Company entered into an Investment Advisory and Management Agreement (“Advisory Agreement”) with OFS Advisor, under which OFS Advisor manages the day-to-day operations of, and provides investment advisory services to, the Company. Under the terms of the Advisory Agreement and subject to the overall supervision of the Company’s Board, OFS Advisor is responsible for sourcing potential investments, conducting research and diligence on potential investments and equity sponsors, analyzing investment opportunities, structuring investments, and monitoring investments and portfolio companies on an ongoing basis. OFS Advisor is a subsidiary of Orchard First Source Asset Management, LLC (“OFSAM”) and a registered investment advisor under the Investment Advisers Act of 1940, as amended.

OFS Advisor’s services under the Advisory Agreement are not exclusive to the Company and OFS Advisor is free to furnish similar services to other entities so long as its services to the Company are not

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 6. Related Party Transactions  – (continued)

impaired. OFS Advisor receives fees for providing services, consisting of two components: a base management fee and an incentive fee. From the completion of the Company’s IPO through October 31, 2013, the base management fee was calculated at an annual rate of 0.875% based on the average value of the Company’s total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) at the end of the two most recently completed calendar quarters. Beginning on November 1, 2013 and through March 31, 2014, pursuant to the Advisory Agreement, the base management fee was calculated at an annual rate of 1.75% based on the average value of the Company’s total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) at the end of the two most recently completed calendar quarters, adjusted for any share issuances or repurchases during the quarter. OFS Advisor has excluded the value of the intangible asset and goodwill resulting from the SBIC Acquisitions from the base management fee calculation.

On May 5, 2014, the OFS Advisor agreed to reduce its base management fee by two-thirds for the nine months commencing April 1, 2014 and ending December 31, 2014. Specifically, for the second, third, and fourth quarters of fiscal 2014, OFS Advisor reduced its base management fee from 0.4375% per quarter to 0.145833% per quarter of the average value of the Company’s total assets (other than cash, cash equivalents, and the intangible asset and goodwill resulting from the SBIC Acquisitions, but including assets purchased with borrowed amounts and including assets owned by any consolidated entity) at the end of the two most recently completed calendar quarters. The purpose of this was to reduce the effective annual base management fee payable to OFS Advisor pursuant to the terms of the Advisory Agreement by 50% for the 2014 fiscal year. Accordingly, the effective annual base management fee for the 2014 fiscal year was equal to 50% of the 1.75% required by the Advisory Agreement with OFS Advisor, or 0.875%. OFS Advisor informed the Company that this reduction was made for the benefit of the Company’s shareholders to take into account unforeseen delays in completing the SBIC Acquisitions. The base management fee resumed to its 1.75% annual rate on January 1, 2015.

The base management fee is payable quarterly in arrears and was $4,937, $2,184, and $2,374, for the years ended December 31, 2015, 2014 and 2013, respectively.

The incentive fee has two parts. The first part (part one) is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination and sourcing, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement (as defined below) and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest or dividend feature (such as OID, debt instruments with PIK interest, equity investments with accruing or PIK dividend and zero coupon securities), accrued income that the Company has not yet received in cash.

Pre-incentive fee net investment income is expressed as a rate of return on the value of the Company’s net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter. The incentive fee with respect to pre-incentive fee net income is 20.0% of the amount, if any, by which the pre-incentive fee net investment income for the immediately preceding calendar quarter exceeds a 2.0% (which is 8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, OFS Advisor receives no incentive fee until the net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up,” 100.0% of the pre-incentive fee net investment income with

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 6. Related Party Transactions  – (continued)

respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, OFS Advisor will receive 20.0% of the pre-incentive fee net investment income.

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter in which the Company incurs a loss. For example, if the Company receives pre-incentive fee net investment income in excess of the quarterly minimum hurdle rate, the Company will pay the applicable incentive fee even if the Company has incurred a loss in that quarter due to realized and unrealized capital losses. The Company’s net investment income used to calculate this part of the incentive fee is also included in the amount of the Company’s gross assets used to calculate the base management fee. These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during such quarter.

The second part (part two) of the incentive fee (the “Capital Gain Fee”) is determined and payable in arrears as of the end of each calendar year (or upon termination of the Advisory Agreement, as of the termination date), commencing on December 31, 2012, and equals 20.0% of the Company’s aggregate realized capital gains, if any, on a cumulative basis from the date of the election to be a BDC through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation through the end of such year, less all previous amounts paid in respect of the Capital Gain Fee; provided that the incentive fee determined as of December 31, 2012 was calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation for the period beginning on the date of the Company’s election to be a BDC and ending December 31, 2012.

The Company accrues the Capital Gain Fee if, on a cumulative basis, the sum of net realized capital gains and (losses) plus net unrealized appreciation and (depreciation) is positive. If, on a cumulative basis, the sum of net realized capital gains (losses) plus net unrealized appreciation (depreciation) decreases during a period, the Company will reverse any excess Capital Gain Fee previously accrued such that the amount of Capital Gains Fee accrued is no more than 20% of the sum of net realized capital gains (losses) plus net unrealized appreciation (depreciation). OFS Advisor has excluded from the Capital Gain Fee calculation any realized gain with respect to (1) the step acquisitions resulting from the SBIC Acquisitions, and (2) the WM Asset Sale.

The Company incurred incentive fee expense of $2,627, $1,253, and $-0- for the years ended December 31, 2015, 2014, and 2013, respectively. Incentive fees for the year ended December 31, 2015, consisted of part one incentive fees (based on net investment income) of $2,488 and part two incentive fees (based upon net realized and unrealized gains and losses, or capital gains) of $139, which was accrued but not payable as of December 31, 2015. Incentive fees were $1,253 and $-0- for the years ended December 31, 2014 and 2013, respectively, which consisted entirely of part one incentive fees.

Administration Agreement:  On November 7, 2012, the Company entered into an administration agreement (“Administration Agreement”) with OFS Capital Services, LLC (the “OFS Services”), a wholly-owned subsidiary of OFSAM. Pursuant to the Administration Agreement, OFS Services furnishes the Company with office facilities and equipment, necessary software licenses and subscriptions, and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, OFS Services performs, or oversees the performance of, the Company’s required administrative services, which include being responsible for the financial records that the Company is required to maintain and preparing reports to its shareholders and all other reports and materials required to be filed with the SEC or any other regulatory authority. In addition, OFS Services assists the Company in determining and publishing its net asset value, oversees the preparation and filing of its tax returns and the printing and dissemination of

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 6. Related Party Transactions  – (continued)

reports to its shareholders, and generally oversees the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others. Under the Administration Agreement, OFS Services also provides managerial assistance on the Company’s behalf to those portfolio companies that have accepted the Company’s offer to provide such assistance. Payment under the Administration Agreement is equal to an amount based upon the Company’s allocable portion of OFS Services’s overhead in performing its obligations under the Administration Agreement, including, but not limited to, rent, information technology services and the Company’s allocable portion of the cost of its officers, including its chief executive officer, chief financial officer, chief compliance officer, chief accounting officer, and their respective staffs.

Administration expense was $1,637, $1,245, and $938 for the years ended December 31, 2015, 2014, and 2013, respectively.

Note 7. Investments

As of December 31, 2015, the Company had loans to 38 portfolio companies, of which 71% were senior secured loans and 29% were subordinated loans, at fair value, as well as equity investments in 15 of these portfolio companies. The Company also held an equity investment in one portfolio company in which it did not hold a debt interest. At December 31, 2015, investments consisted of the following:

	Principal	Cost	Fair Value
Senior secured debt investments	$163,398	$161,944	$160,437
Subordinated debt investments	65,373	65,227	64,240
Equity investments	N/A	25,084	32,619
Total	$228,771	$252,255	$257,296

At December 31, 2015, the Company’s investments were all domiciled in the United States and the industry compositions of the Company’s portfolio were as follows:

	Cost		Fair Value
Aerospace & Defense	$14,334	5.7%	$15,245	5.9%
Banking, Finance, Insurance & Real Estate	21,713	8.6	21,437	8.3
Capital Equipment	4,534	1.8	4,506	1.8
Chemicals, Plastics & Rubber	4,766	1.9	4,695	1.8
Consumer goods: Non-durable	22,949	9.1	22,298	8.7
Containers, Packaging & Glass	1,995	0.8	1,940	0.8
Healthcare & Pharmaceuticals	35,641	14.1	40,266	15.6
High Tech Industries	2,257	0.9	2,257	0.9
Hotel, Gaming & Leisure	2,971	1.2	2,892	1.1
Media: Advertising, Printing & Publishing	14,910	5.9	14,448	5.6
Media: Diversified & Production	3,558	1.4	3,559	1.4
Metals & Mining	22,687	9.0	22,708	8.8
Services: Business	83,288	33.0	84,350	32.8
Services: Consumer	12,854	5.1	12,984	5.0
Telecommunications	3,798	1.5	3,711	1.5
	$252,255	100.0%	$257,296	100.0%

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 7. Investments  – (continued)

As of December 31, 2014, the Company had loans to 61 portfolio companies, of which 82% were senior secured loans and 18% were subordinated loans, at fair value, as well as equity investments in 15 of these portfolio companies. The Company also held equity investments in one portfolio company in which it did not hold a debt interest. At December 31, 2014, investments consisted of the following:

	Principal	Cost	Fair Value
Senior secured debt investments	$248,971	$245,851	$241,749
Subordinated debt investments	52,352	52,337	52,453
Equity investments	N/A	15,385	18,032
Total	$301,323	$313,573	$312,234

At December 31, 2014, the Company’s investments were all domiciled in the United States and the industry compositions of the Company’s portfolio were as follows:

	Cost		Fair Value
Aerospace & Defense	$18,008	5.7%	$18,111	5.8%
Banking, Finance, Insurance & Real Estate	27,146	8.7	26,994	8.7
Capital Equipment	7,664	2.4	7,590	2.4
Chemicals, Plastics & Rubber	17,469	5.6	17,187	5.5
Construction & Building	12,478	4.0	12,482	4.0
Consumer goods: Non-durable	1,314	0.4	1,230	0.4
Containers, Packaging & Glass	3,990	1.3	3,962	1.3
Energy: Oil & Gas	2,778	0.9	2,810	0.9
Environmental Industries	7,545	2.4	7,316	2.3
Healthcare & Pharmaceuticals	45,751	14.6	44,075	14.1
High Tech Industries	7,579	2.4	7,569	2.4
Media: Advertising, Printing & Publishing	20,159	6.4	19,912	6.4
Media: Broadcasting & Subscription	3,542	1.1	3,590	1.1
Media: Diversified & Production	3,482	1.1	3,482	1.1
Metals & Mining	28,501	9.2	28,542	9.1
Retail	3,559	1.1	3,555	1.1
Services: Business	86,379	27.5	87,506	28.0
Services: Consumer	9,306	3.0	9,547	3.1
Telecommunications	6,923	2.2	6,774	2.2
	$313,573	100.0%	$312,234	100.0%

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 8. Fair Value of Financial Instruments

The Company’s investments are valued at fair value as determined in good faith by Company management under the supervision and review of the Board. These fair value are determined using a documented valuation policy and a consistently applied valuation process that includes a review of each investment by an independent valuation firm at least once every 12 months.

Each quarter the Company assesses whether sufficient market quotations are available or whether a sufficient number of indicative prices from pricing services or brokers or dealers have been received. Investments for which sufficient market quotations are available are valued at such market quotations. Otherwise, the Company undertakes, on a quarterly basis, a multi-step valuation process as described below:

•	For each debt investment, a basic credit rating review process is completed. The risk rating on every credit facility is reviewed and either reaffirmed or revised by OFS Advisor’s investment committee.
•	Each portfolio company or investment is valued by an investment professional.
•	The preliminary valuations are documented and are then submitted to OFS Advisor’s investment committee for ratification.
•	Third-party valuation firm(s) provide valuation services as requested, by reviewing the investment committee’s preliminary valuations. OFS Advisor’s investment committee’s preliminary fair value conclusions on each of the Company’s assets for which sufficient market quotations are not readily available is reviewed and assessed by a third-party valuation firm at least once in every 12-month period, and more often as determined by the audit committee of the Company’s Board or required by the Company’s valuation policy. Such valuation assessment may be in the form of positive assurance, range of values or other valuation method based on the discretion of the Company’s Board.
•	The audit committee of the Board reviews the preliminary valuations of OFS Advisor’s investment committee and independent valuation firms and, if appropriate, recommends the approval of the valuations by the Board.
•	The Company’s Board discusses valuations and determines the fair value of each investment in the portfolio in good faith based on the input of OFS Advisor, the audit committee and, where appropriate, the respective independent valuation firm.

The Company was unable to obtain sufficient market quotations or indicative prices at December 31, 2015 or 2014, and followed the multi-step valuation process.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined with models or other valuation techniques, valuation inputs, and assumptions market participants would use in pricing an asset or liability. Valuation inputs are organized in a hierarchy that gives the highest priority to prices for identical assets or liabilities quoted in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of inputs in the fair value hierarchy are described below:

Level 1:  Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2:  Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived principally from or corroborated by observable market data.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 8. Fair Value of Financial Instruments  – (continued)

Level 3:  Unobservable inputs for the asset or liability, and situations where there is little, if any, market activity for the asset or liability at the measurement date.

The inputs into the determination of fair value are based upon the best information under the circumstances and may require significant management judgment or estimation. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the measurement date. All of the Company’s investments, which are measured at fair value, were categorized as Level 3 based upon the lowest level of significant input to the valuations. There were no transfers among Level 1, 2 and 3 for the years ended December 31, 2015, 2014, and 2013. The following sections describe the valuation techniques used by the Company to measure different financial instruments at fair value and include the levels within the fair value hierarchy in which the financial instruments are categorized.

The primary method used to estimate the fair value of investments is the discounted cash flow method (although a liquidation analysis, option theoretical, or other methodology may be used when more appropriate). The discounted cash flow approach to determine fair value (or a range of fair values) involves applying an appropriate discount rate(s) to the estimated future cash flows using various relevant factors depending on investment type, including the latest arm’s length or market transactions involving the subject security, a benchmark credit spread or other indication of market yields, assumed growth rate (in cash flows), company performance, and capitalization rates/multiples (for determining terminal values of underlying portfolio companies). The valuation based on the inputs determined to be the most reasonable and probable is used as the fair value of the investment, which may include a weighting factor applied to multiple valuation methods. The determination of fair value using these methodologies may take into consideration a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financing transactions subsequent to the acquisition of the investment and anticipated financing transactions after the valuation date. Application of these valuation methodologies involves a significant degree of judgment by management. Fair values of new investments or investments where an arm’s length transaction occurred in the same security are generally assumed to be equal to their cost for up to three months after their initial purchase.

Due to the inherent uncertainty of determining the fair value of Level 3 investments, the fair value of the investments may differ significantly from the values that would have been used had a ready market or observable inputs existed for such investments and may differ materially from the values that may ultimately be received or settled. Further, such investments are generally subject to legal and other restrictions, or otherwise are less liquid than publicly traded instruments. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, the Company might realize significantly less than the value at which such investment had previously been recorded.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 8. Fair Value of Financial Instruments  – (continued)

The following tables provide quantitative information about the Company’s significant Level 3 fair value inputs to the Company’s fair value measurements as of December 31, 2015 and 2014. In addition to the techniques and inputs noted in the tables below, according to the Company’s valuation policy, the Company may also use other valuation techniques and methodologies when determining the Company’s fair value measurements. The table below is not intended to be exhaustive, but rather provides information on the significant Level 3 inputs as they relate to the Company’s fair value measurements.

	Fair Value at December 31, 2015	Valuation techniques	Unobservable inputs	Range (Weighted average)
Debt investments:
Senior secured	$160,437	Discounted cash flow	Discount rates	7.11% – 25.00% (12.05%)
			EBITDA multiples	4.21x – 11.72x (7.79x)
Subordinated	64,240	Discounted cash flow	Discount rates	12.56% – 22.34% (15.12%)
			EBITDA multiples	3.98x – 8.61x (6.35x)
Equity investments	32,619	Discounted cash flow	Discount rates	15.00% – 30.00% (20.19%)
			EBITDA multiples	3.98x – 8.08x (6.31x)

	Fair Value at December 31, 2014	Valuation techniques	Unobservable inputs	Range (Weighted average)
Debt investments:
Senior secured	$241,749	Discounted cash flow	Discount rates	5.75% – 25.00% (9.46%)
			EBITDA multiples	4.30x – 10.87x (7.24x)
Subordinated	52,453	Discounted cash flow	Discount rates	12.78% – 15.00% (14.21%)
			EBITDA multiples	3.98x – 5.55x (5.43x)
Equity investments	18,032	Discounted cash flow	Discount rates	12.25% – 35.00% (20.98%)
			EBITDA multiples	3.98x – 9.48x (6.00x)

Changes in market credit spreads or the credit quality of the underlying portfolio company (both of which could impact the discount rate), as well as changes in EBITDA multiples, among other things, could have a significant impact on fair values, with the fair value of a particular debt investment susceptible to change in inverse relation to the changes in the discount rate. Changes in EBITDA multiples, as well as changes in the discount rate, could have a significant impact on fair values, with the fair value of an equity investment susceptible to change in tandem with the changes in EBITDA multiples, and in inverse relation to changes in the discount rate.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 8. Fair Value of Financial Instruments  – (continued)

The following tables present changes in investments measured at fair value using Level 3 inputs for the years ended December 31, 2015, 2014, and 2013.

	For the Year Ended December 31, 2015
	Senior Secured Debt Investments	Subordinated Debt Investments	Equity Investments	Total
Level 3 assets, beginning of period	$241,749	$52,453	$18,032	$312,234
Net realized gain (loss) on investments	(3,876)	—	2,314	(1,562)
Net change in unrealized appreciation/depcreciation on investments	2,554	(1,060)	4,888	6,382
Purchase of portfolio investments	90,120	21,757	12,073	123,950
Conversion from senior to subordinated debt	(4,705)	4,705	—	—
Capitalized PIK interest, dividends, and fees	524	782	1,115	2,421
Proceeds from principal payments on portfolio investments	(81,538)	(14,531)	—	(96,069)
Sale and redemption of portfolio investments	(86,096)	—	(5,576)	(91,672)
Cash distribution received from equity investments	—	—	(183)	(183)
Amortization of discounts and premium	1,705	90	—	1,795
Conversion from equity to debt	—	44	(44)	—
Level 3 assets, end of period	$160,437	$64,240	$32,619	$257,296

	For the Year Ended December 31, 2014
	Senior Secured Debt Investments	Subordinated Debt Investments	Equity Investments	Total
Level 3 assets, beginning of year	$221,546	$9,008	$7,365	$237,919
Net realized loss on investments	(2,686)	—	(673)	(3,359)
Net change in unrealized appreciation/depcreciation on investments	911	108	3,145	4,164
Purchase of portfolio investments	115,357	39,705	7,760	162,822
Capitalized PIK interest, dividends and fees	398	441	446	1,285
Reversal of PIK interest on non-accrual loans	(64)	—	—	(64)
Proceeds from principal payments on portfolio investments	(79,587)	—	—	(79,587)
Sale of portfolio investments	(12,121)	—	—	(12,121)
Cash distribution received from equity investment	—	—	(11)	(11)
Amortization of discounts and premium	1,213	(27)	—	1,186
Reclassification of a debt investment	(3,218)	3,218	—	—
Level 3 assets, end of year	$241,749	$52,453	$18,032	$312,234

The net unrealized (depreciation) for the years ended December 31, 2015, 2014, and 2013 reported in the Company’s consolidated statements of operations attributable to the Company’s Level 3 assets held at those respective year ends was $3,243, $2,467, and ($1,786), respectively.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since fair value measurements are only required for a portion of the Company’s assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 8. Fair Value of Financial Instruments  – (continued)

meaningful. As of December 31, 2015 and 2014, the carrying value of the Company’s financial instruments, including its debt obligations under its SBA debentures payable, as well as the revolving line of credit (which was terminated on May 28, 2015; see Note 4), approximated their estimated fair value.

The Company discloses fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Certain non-financial assets and liabilities, as well as a wide range of franchise, relationship and intangible values that add value to the Company, are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts disclosed do not represent the underlying value of the Company.

Note 9. Commitments and Contingencies

Unfunded commitments as of December 31, 2015 and 2014 were as follows:

Name of Portfolio Company	Investment Type	December 31,
		2015	2014
HealthFusion, Inc.	Senior Secured Loan	$—	$2,500
NeoSystems Corp.	Subordinated Loan	1,636	1,636
NeoSystems Corp.	Convertible Preferred Stock	364	364
BCC Software, LLC	Senior Secured Revolver	1,094	1,094
TRS Services, LLC	Delayed Draw Senior Secured Term Loan	—	500
Stancor, L.P.	Senior Secured Term Loan	—	1,000
A.C.T. Lighting, Inc.	Subordinated Loan	742	742
Total		$3,836	$7,836

From time to time, the Company is involved in legal proceedings in the normal course of its business. Although the outcome of such litigation cannot be predicted with any certainty, management is of the opinion, based on the advice of legal counsel, that final disposition of any litigation should not have a material adverse effect on the financial position of the Company as of December 31, 2015.

Additionally, the Company is subject to periodic inspection by regulators to assess compliance with applicable regulations related to being a BDC and SBIC I LP is subject to periodic inspections by the SBA.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of any material obligation under these indemnifications to be low.

Note 10. Borrowings

SBA Debentures:

The SBIC Program allows SBIC I LP to obtain leverage by issuing SBA-guaranteed debentures, subject to issuance of a capital commitment by the SBA and customary procedures. These debentures are non-recourse to the Company, have interest payable semi-annually and a ten-year maturity. The interest rate is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.

Under present regulations of the SBIC Act, the maximum amount of SBA-guaranteed debt that may be issued by a single SBIC licensee is $150,000. An SBIC fund may borrow up to two times the amount of its regulatory capital, subject to customary regulatory requirements. For two or more SBICs under common control, the maximum amount of outstanding SBA-provided leverage cannot exceed $350 million. In connection with the SBIC Acquisitions, the Company increased its total commitments to SBIC I LP to

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 10. Borrowings  – (continued)

$75,000, which became a drop down SBIC fund of the Company on December 4, 2013. During 2014, the Company fully funded its $75,000 commitment to the SBIC I LP. As of December 31, 2015, SBIC I LP had fully drawn the $149,880 of leverage commitments from the SBA. As of December 31, 2014, SBIC I LP had leverage commitments of $149,880 from the SBA, and $127,295 of outstanding SBA-guaranteed debentures, leaving incremental borrowing capacity of $22,585.

On a stand-alone basis, SBIC I LP held $248,567 and $215,728 in assets at December 31, 2015 and 2014, respectively, which accounted for approximately 83% and 63% of the Company’s total consolidated assets, respectively.

The following table shows the Company’s outstanding SBA debentures payable as of December 31, 2015 and 2014:

Pooling Date	Maturity Date	Fixed Interest Rate	December 31,
			2015	2014
September 19, 2012	September 1, 2022	3.049%	$14,000	$14,000
September 25, 2013	September 1, 2023	4.448	7,000	7,000
March 26, 2014	March 1, 2024	3.995	5,000	5,000
September 24, 2014	September 1, 2024	3.819	4,110	4,110
September 24, 2014	September 1, 2024	3.370	31,265	31,265
March 25, 2015	March 1, 2025	2.872	65,920	65,920
September 23, 2015	September 1, 2025	3.184	22,585	—
Total SBA debentures outstanding			$149,880	$127,295

The Company received exemptive relief from the SEC effective November 26, 2013. The exemptive relief allows the Company to exclude SBA guaranteed debentures from the definition of senior securities in the statutory 200% asset coverage ratio under the 1940 Act, allowing for greater capital deployment.

The weighted average fixed interest rate on the SBA debentures as of December 31, 2015 and 2014 was 3.18% and 3.50%, respectively. Interest expense on the SBA debentures was $4,055, $1,319, and $60 for the years ended December 31, 2015, 2014, and 2013, respectively.

Deferred financing closing costs, net of accumulated amortization, on SBA-guaranteed debentures as of December 31, 2015 and 2014 were $3,420 and $3,169, respectively. Amortization of deferred financing closing costs on SBA-guaranteed debentures was $297, $114, and $0 for the years ended December 31, 2015, 2014, and 2013, respectively.

PWB Credit Facility:  On November 5, 2015, the Company entered into a Business Loan Agreement (“BLA”) with Pacific Western Bank, as lender, to provide the Company with a $15,000 senior secured revolving credit facility (“PWB Credit Facility”). The PWB Credit Facility is available for general corporate purposes including investment funding. The maximum availability of the PWB Credit Facility is equal to 50% of the aggregate outstanding principal amount of eligible loans included in the borrowing base and otherwise specified in the BLA. The PWB Credit Facility is guaranteed by OFS Capital WM and secured by all of the Company’s current and future assets excluding assets held by SBIC I LP and the Company’s SBIC I LP and SBIC I GP partnership interests. The BLA matures on November 7, 2017. Advances under the facility bear interest at a fixed rate per annum equal to 4.75%. The Company incurred deferred financing closing costs of $202 in connection with the closing of the PWB Credit Facility. Amortization of deferred financing costs was $17 for the year ended December 31, 2015. There have been no advances under the facility as of December 31, 2015.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 10. Borrowings  – (continued)

The BLA contains customary terms and conditions, including affirmative and negative covenants such as information reporting requirements, a minimum tangible net asset value, a minimum quarterly net investment income after incentive fees, and a statutory asset coverage test. The BLA also contains customary events of default, including, without limitation, nonpayment, misrepresentation of representations and warranties in a material respect, breach of its covenant, cross-default to other indebtedness, bankruptcy, change in investment advisor, and the occurrence of a material adverse change in the borrower’s financial condition, which would permit amounts borrowed to be accelerated and would permit the lender to terminate their lender commitments.

OFS Capital WM Revolving Line of Credit:  Prior to the termination of the WM Credit Facility on May 28, 2015 (see Note 4), OFS Capital WM had a $75,000 secured revolving credit facility, as amended from time to time, with Wells Fargo. The WM Credit Facility was secured by all eligible loans acquired by OFS Capital WM, and had a maturity date of December 31, 2018 and a reinvestment period through December 31, 2015. The interest rate on outstanding borrowings was the London Interbank Offered Rate plus 2.50% per annum. The minimum equity requirement was set at $35,000. The interest rate on the outstanding borrowings at December 31, 2014 was 2.76%. The unused commitment fee on the WM Credit Facility was (1) 0.5% per annum of the first $25,000 of the unused facility and (2) 2% per annum of the balance in excess of $25,000, and was included in interest expense on the consolidated statement of operations. Interest expense on the revolving line of credit was $787, $2,905, $3,324 for the years ended December 31, 2015, 2014, and 2013, respectively.

Deferred financing closing costs, net of accumulated amortization, on the WM Credit Facility was $1,803 as of December 31, 2014. Amortization and write-offs of deferred financing closing costs on the revolving line of credit were $1,803, $1,240, and $965 of which $1,646, $665, and $299, represented write-offs for the years ended December 31, 2015, 2014 and 2013, respectively. Write-offs of deferred financing closing costs occurred when the credit facility’s commitment was permanently reduced.

At December 31, 2014, cash and cash equivalents included $1,039 held in a money market account and pledged as collateral under the OFS Capital WM credit facility.

Note 11. Federal Income Tax

The Company has elected to be treated as a RIC under Subchapter M of the Code, and intends to distribute substantially all of its taxable net income. Accordingly, there is no expected liability for federal income taxes at the Company level. The Company’s taxable net income differs from the net increase in net assets resulting from operations primarily due to differences in income recognition on the unrealized appreciation or depreciation of investments, income from Company’s equity investments in pass-through entities, PIK dividends that have not yet been declared and paid by underlying portfolio companies, and capital gains and losses and the net creation or utilization of capital loss carryforwards.

The distributions paid to shareholders are reported as ordinary income, long-term capital gains, and returns of capital. The tax character of distributions paid were as follows:

	Year ended December 31,
	2015	2014	2013(1)
Ordinary taxable income (2014 and 2013 revised)	$10,954	$6,139	$8,288
Long-term capital gain	—	—	5
Return of capital (2014 and 2013 revised)	2,197	6,964	3,149
Total distributions to stockholders	$13,151	$13,103	$11,442

(1)	Includes taxable income for the period November 8, 2012 through December 31, 2012, which was distributed in January 2013.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 11. Federal Income Tax  – (continued)

The Company records reclassifications to its capital accounts related to permanent differences between GAAP and tax treatment related to goodwill amortization, excise taxes, and other permanent differences; and temporary differences between GAAP and tax treatment of realized gains and losses, income arising from Company’s equity investments in pass-through entities, PIK dividends, and other temporary differences. These required reclassifications for 2014 and 2013 were part of the revisions discussed in Note 2 as they had not been reported in previously issued financial statements. Reclassifications were as follows:

	Year ended December 31,
	2015	2014	2013
Paid-in capital in excess of par	$(198)	$62	$(878)
Undistributed net investment income	(304)	(555)	878
Accumulated net realized gain (loss)	502	493	—

Tax basis undistributed income as of December 31, 2015 and 2014 was as follows:

	December 31,
	2015	2014
Undistributed net investment income	$—	$—
Capital loss carryforward (non-expiring)	(2,447)	(1,440)

The tax-basis cost of investments and associated tax-basis gross unrealized appreciation (depreciation) inherent in the fair value of investments as of December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014
Tax-basis amortized cost of investments	$247,714	$311,270
Tax-basis gross unrealized appreciation on investments	13,826	6,043
Tax-basis gross unrealized depreciation on investments	(4,244)	(5,079)
Tax-basis net unrealized appreciation on investments	9,582	964
Fair value of investments	$257,296	$312,234

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 12. Financial Highlights

The financial highlights for the Company since its IPO are as follows:

	Year Ended December 31,						November 8, 2012 through December 31, 2012
	2015		2014		2013
Per share data:
Net asset value per share at beginning of period	14.24		$14.58		$14.80		N/A	(8)
Distributions(7)
Dividends from ordinary income (2014 revised)	(1.13)		(0.64)		(0.68)		N/A	(8)
Dividends from capital gains	—		—		—		N/A	(8)
Return of capital (2014 revised)	(0.23)		(0.72)		(0.34)		N/A	(8)
Net investment income	1.39		0.95		0.59		N/A	(8)
Net realized gain (loss) on non-control/non-affiliate investments	(0.31)		0.02		0.01		N/A	(8)
Net realized gain on affiliate investments	0.14		—		—		N/A	(8)
Net realized loss on control investment	—		(0.37)		—		N/A	(8)
Realized gain from SBIC Acquisitions	—		—		0.29		N/A	(8)
Net change in unrealized appreciation/depreciation on non-control/non-affiliate investments	0.53		0.05		0.04		N/A	(8)
Net change in unrealized appreciation/depreciation on affiliate investments	0.13		0.19		0.05		N/A	(8)
Net change in unrealized depreciation on control investment	—		0.18		(0.18)		N/A	(8)
Net asset value per share at end of period	$14.76		$14.24		$14.58		$14.80	(8)
Per share market value, end of period	$11.48		$11.78		$12.83		$13.69
Total return based on market value	9.0	%(1)	2.4	%(1)	1.3	%(1)	(7.6% )(1)
Total return based on net asset value	13.4	%(2)	7.0	%(2)	7.7	%(2)	N/M	(10)
Shares outstanding at end of period	9,691,170		9,650,834		9,629,797		9,578,691
Weighted average shares outstanding	9,670,153		9,634,471		9,619,723		9,578,691
Ratio/Supplemental Data (in thousands except ratios)
Average net asset value	$140,002	(3)	$138,131	(4)	$141,058	(5)	$98,164	(6)
Net asset value at end of period	143,012		137,471		140,378		141,799
Net investment income	13,411		9,135		5,718		661
Ratio of expenses without incentive fees to average net assets	11.6%		9.0%		8.0%		13.6	%(9)
Ratio of incentive fees to average net assets	1.9%		0.9%		—		—	(9)
Ratio of total expenses to average net assets	13.5%		9.9%		8.0%		13.6	%(9)
Ratio of net investment income without incentive fees to average net assets	11.5%		7.5%		4.1%		4.6	%(9)
Ratio of net investment income to average net assets	9.6%		6.6%		4.1%		4.6	%(9)
Portfolio turnover	44.6%		34.9%		19.7%		—

(1)	Calculation is ending market value less beginning market value, adjusting for dividends and distributions reinvested at prices obtained in the Company’s dividend reinvestment plan for the respective distributions.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 12. Financial Highlights  – (continued)

(2)	Calculation is ending net asset value less beginning net asset value, adjusting for dividends and distributions reinvested at the Company’s quarter-end net asset value for the respective distributions.
(3)	Based on average net asset values at December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015.
(4)	Based on average net asset values at December 31, 2013, March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014.
(5)	Based on average net asset values at December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013.
(6)	Based on average net asset values at November 8, 2012 and December 31, 2012.
(7)	The components of the distributions are presented on an income tax basis.
(8)	Per share data is not provided as the Company did not have shares of common stock outstanding prior to its IPO.
(9)	Annualized.
(10)	Not meaningful

Note 13. Dividends and Distributions

The Company has elected to be taxed as a RIC under Subchapter M of the Code. In order to maintain its status as a RIC, it is required to distribute annually to its shareholders at least 90% of its investment company taxable income, as defined by the Code. To avoid a 4% excise tax on undistributed earnings, the Company is required to distribute each calendar year the sum of (i) 98% of its ordinary income for such calendar year (ii) 98.2% of its net capital gains for the one-year period ending October 31 of that calendar year (iii) any income recognized, but not distributed, in preceding years and on which the Company paid no federal income tax. The Company intends to make distributions to shareholders on a quarterly basis of substantially all of its net investment income. In addition, although the Company intends to make distributions of net realized capital gains, if any, at least annually, out of assets legally available for such distributions, it may in the future decide to retain such capital gains for investment.

The Company may be limited in its ability to make distributions due to the BDC asset coverage requirements of the 1940 Act. The Company’s ability to make distributions may also be affected by its ability to receive distributions from SBIC I LP. SBIC I LP’s ability to make distributions is governed by SBA regulations. Consolidated cash and cash equivalents includes $20,782 held by SBIC I LP, which was not available for distribution at December 31, 2015.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 13. Dividends and Distributions  – (continued)

The following table summarizes distributions declared and paid for the years ended December 31, 2015, 2014, and 2013:

Date Declared	Record Date	Payment Date	Amount Per Share(1)	Cash Distribution	DRIP Shares Issued	DRIP Shares Value
Year ended December 31, 2013
March 26, 2013	April 17, 2013	April 30, 2013	$0.34	$3,110	11,408	$159
June 25, 2013	July 17, 2013	July 31, 2013	0.34	3,248	1,997	24
September 25, 2013	October 17, 2013	October 31, 2013	0.34	3,240	2,810	33
			$1.02	$9,598	16,215	$216
Year ended December 31, 2014
January 21, 2014	January 31, 2014	February 14, 2014	$0.34	$3,240	2,656	$34
May 7, 2014	June 16, 2014	June 30, 2014	0.34	3,230	3,467	45
August 7, 2014	September 16, 2014	September 30, 2014	0.34	3,250	2,141	26
November 4, 2014	December 17, 2014	December 31, 2014	0.34	3,127	12,773	151
			$1.36	$12,847	21,037	$256
Year ended December 31, 2015
March 4, 2015	March 17, 2015	March 31, 2015	$0.34	$3,133	12,106	$148
May 4, 2015	June 16, 2015	June 30, 2015	0.34	3,132	12,834	154
August 6, 2015	September 16, 2015	September 30, 2015	0.34	3,142	14,355	147
December 2, 2015	December 17, 2015	December 31, 2015	0.34	3,283	1,041	12
			$1.36	$12,690	40,336	$461

(1)	The determination of the tax attributes of distributions is made annually as of the end of each fiscal year based upon taxable income for the full year and distributions paid for the full year. The return of capital portion of each distribution as of December 31, 2013 (which includes the distribution declared on November 26, 2012), 2014, and 2015 was $0.40, $0.72, and $0.23, respectively.

For the year ended December 31, 2015, $461 of the total $13,151 paid to shareholders represented DRIP participation, during which the Company satisfied the DRIP participation requirements with the issuance of 40,336 shares at an average value of $11.44 per share at the date of issuance. For the year ended December 31, 2014, $256 of the total $13,103 paid to shareholders represented DRIP participation, during which the Company satisfied the DRIP participation requirements with the issuance of 21,037 shares at an average value of $12.17 per share at the date of issuance. For the year ended December 31, 2013, $216 of the total $9,814 paid to shareholders represented DRIP participation, during which the Company satisfied the DRIP participation requirements with the issuance of 51,106 shares at an average value of $14.05 per share at the date of issuance.

Since the Company’s IPO, dividends and distributions to shareholders total 37,696, or $3.91 per share on a cumulative basis.

Distributions in excess of the Company’s current and accumulated profits and earnings would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. The determination of the tax attributes of the Company’s distributions is made annually as of the end of its fiscal year based upon its taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of the Company’s distributions for a full year. Each year, a statement on Form 1099-DIV identifying the source of the distribution is mailed to the Company’s shareholders. For the year ended December 31, 2015, approximately $1.13 per share and $0.23 per share of the Company’s distributions represented ordinary income and a return of capital to its shareholders, respectively.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 14. Earnings per Share

The following table summarizes the calculations for basic and diluted net increase in net assets resulting from operations per common share for the years ended December 31, 2015, 2014 and 2013.

	Years Ended December 31,
	2015	2014	2013
Net increase in net assets resulting from operations	$18,231	$9,940	$7,675
Basic and diluted weighted average shares outstanding	9,670,153	9,634,471	9,619,723
per common share – basic and diluted	$1.89	$1.03	$0.80

Note 15. Selected Quarterly Financial Data (Unaudited)

	Quarter Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total investment income	$8,873	$7,688	$8,082	$7,621
Net investment income	4,280	3,630	2,752	2,749
Net realized and unrealized gain (loss)	1,896	(2,209)	4,650	483
Net increase in net assets resulting from operations	6,176	1,421	7,402	3,232
Net increase in net assets resulting from operations per share(1)	$0.64	$0.15	$0.77	$0.33
Net asset value per share(2)	$14.76	$14.46	$14.66	$14.24

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total investment income	$6,953	$6,197	$4,658	$5,012
Net investment income	2,743	2,893	2,099	1,400
Net realized and unrealized gain (loss)	754	942	(1,542)	651
Net increase in net assets resulting from operations	3,497	3,835	557	2,051
Net increase in net assets resulting from operations per share(1)	$0.36	$0.40	$0.06	$0.21
Net asset value per share(2)	$14.24	$14.22	$14.17	$14.45

(1)	Based on weighted average shares outstanding for the respective period.
(2)	Based on shares outstanding at the end of the respective period.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 16. Consolidated Schedule of Investments In and Advances To Affiliates

Name of Portfolio Company	Investment Type(1)		Interest, Fees and Dividends Credited to Income(2)	December 31, 2014 Fair Value	Gross Additions(3)	Gross Reductions(4)	December 31, 2015 Fair Value
Control Investment
Mirage Trailers LLC	Senior Secured Term Loan		$291	$—	$10,645	$(101)	$10,544
	Common Equity	(6)	—	—	3,069	—	3,069
Total Control Investment			291	—	13,714	(101)	13,613
Affiliate Investments
Contract Datascan Holdings, Inc.	Senior Secured Term Loan B		698	9,129	136	(9,265)	—
	Subordinated Loan		305	—	5,325	(89)	5,236
	Preferred Equity A	(6)(7)	360	2,468	360	(56)	2,772
	Preferred Equity B	(6)(7)	28	446	65	(511)	—
	Common Equity	(6)	—	—	444	—	444
			1,391	12,043	6,330	(9,921)	8,452
KBP Investments, LLC	Common Equity A	(6)	—	—	—	—	—
	Common Equity B		34	—	2,034	(2,034)	—
			34	—	2,034	(2,034)	—
Malabar International	Subordinated Loan		1,151	7,376	186	(66)	7,496
	Preferred Stock		132	4,404	912	—	5,316
			1,283	11,780	1,098	(66)	12,812
Master Cutlery, LLC	Subordinated Loan		477	—	4,787	(82)	4,705
	Preferred Equity	(7)	103	—	3,779	(764)	3,015
	Common Equity	(6)	—	—	167	—	167
			580	—	8,733	(846)	7,887
NeoSystems Corp.	Subordinated Loan		610	4,524	102	(7)	4,619
	Convertible Preferred Stock	(6)(7)	109	1,292	1,189	—	2,481
			719	5,816	1,291	(7)	7,100
Pfanstiehl Holdings, Inc	Subordinated Loan		489	3,864	—	(50)	3,814
	Class A Common Equity	(6)	85	1,070	814	—	1,884
			574	4,934	814	(50)	5,698
Sentry Centers Holdings, LLC(5)	Senior Secured Loan		333	5,104	12	(5,116)	—
	Senior Secured Loan		74	1,010	8	(1,018)	—
	Preferred Equity A	(6)	28	520	—	(520)	—
			435	6,634	20	(6,654)	—
Strategic Pharma Solutions, Inc.	Senior Secured Term Loan		128	—	8,848	—	8,848
	Class A Units	(6)(7)	4	—	1,804	—	1,804
			132	—	10,652	—	10,652
Tangible Software, Inc.	Senior Secured Loan		250	2,463	176	(2,639)	—
	Common Equity	(6)	—	—	—		—
			250	2,463	176	(2,639)	—
TRS Services, Inc.	Initial Senior Term Loan		1,049	10,383	60	(166)	10,277
	Delayed Draw Senior Term Loan		73	495	252	(15)	732
	Class A Units in IGT Holdings, LLC	(6)(7)	351	3,020	(221)	(42)	2,757
	Common Units in IGT Holdings, LLC	(6)	—	—	572	(546)	26
			1,473	13,898	663	(769)	13,792
Total Affiliate Investments			6,871	57,568	31,811	(22,986)	66,393
Total Control and Affiliate Investments			$7,162	$57,568	$45,525	$(23,087)	$80,006

(1)	Principal balance of debt investments and ownership detail for equity investments are shown in the consolidated schedule of investments.

OFS Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Note 16. Consolidated Schedule of Investments In and Advances To Affiliates  – (continued)

(2)	Represents the total amount of interest, fees or dividends included in 2015 income for the portion of the year ended December 31, 2015 that an investment was included in Control or Affiliate Investment categories, respectively.
(3)	Gross additions include increases in cost basis resulting from a new portfolio investment, accrued PIK interest and dividend, accretion of OID and loan origination fees. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.
(4)	Gross reductions include decreases in the cost basis of investments resulting from principal repayments and sales, if any. Gross reductions also include net decreases in unrealized appreciation or net increases in unrealized depreciation.
(5)	In May 2015, the Company sold the Preferred Equity A investment and combined the Senior Secured Loans into a single Senior Secured Loan. As a result, the single Senior Secured Loan was re-categorized as a Non-control/Non-affiliate Investment.
(6)	Non-income producing.
(7)	Dividends credited to income include dividends contractually earned but not declared.

Note 17. Subsequent Events Not Disclosed Elsewhere

On March 7, 2016, the Company’s Board declared a distribution of $0.34 per share for the first quarter of 2016, payable on March 31, 2016 to shareholders of record as of March 17, 2016.

OFS Capital Corporation

OFS CAPITAL
CORPORATION

$200,000,000

Common Stock
Preferred Stock
Warrants
Subscription Rights
Debt Securities

PROSPECTUS
        , 2016

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The following financial statements of OFS Capital Corporation (the “Registrant” or the “Company”) are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

2. Exhibits

(2) Exhibits

(a)(1)	Amended and Restated Certificate of Formation of OFS Capital, LLC(4)
(a)(2)	Certificate of Incorporation of OFS Capital Corporation(4)
(a)(3)	Certificate of Correction to Certificate of Incorporation of OFS Capital Corporation(9)
(b)(1)	Amended and Restated Limited Liability Company Agreement of OFS Capital, LLC(4)
(b)(2)	Bylaws of OFS Capital Corporation(4)
(c)	Not applicable
(d)	Form of Stock Certificate of OFS Capital Corporation(4)
(d)(1)	Form of Base Indenture(16)
(d)(2)	Statement of Eligibility of Trustee on Form T-1(1)
(d)(3)	Form of Warrant Agreement(16)
(d)(4)	Form of Subscription Agent Agreement(16)
(d)(5)	Form of Subscription Certificate(16)
(d)(6)	Form of Certificate of Designation(16)
(e)	Form of Dividend Reinvestment Plan(4)
(f)	Not applicable
(g)	Investment Advisory and Management Agreement between OFS Capital Corporation and OFS Capital Management, LLC(14)
(h)(1)	Form of Equity Underwriting Agreement(15)
(h)(2)	Form of Debt Underwriting Agreement(16)
(i)	Not applicable
(j)	Form of Custody Agreement(4)
(k)(1)	Administration Agreement between OFS Capital Corporation and OFS Capital Services, LLC(4)
(k)(2)	License Agreement between the OFS Capital Corporation and Orchard First Source Asset Management, LLC(4)

(k)(3)	Loan and Security Agreement among MCF Capital Management LLC, OFS Capital WM, LLC, each of the Class A Lenders from time to time party thereto, each of the Class B lenders from time to time party thereto, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated as of September 28, 2010(3)
(k)(4)	Pledge Agreement made by OFS Capital, LLC, OFS Capital WM, LLC and OFS Funding, LLC in favor of Wells Fargo Delaware Trust Company, N.A., as Trustee, for the benefit of the Secured Parties, dated as of September 28, 2010(3)
(k)(5)	Account Control Agreement among OFS Capital WM, LLC, Wells Fargo Delaware Trust Company, N.A., Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of September 28, 2010(3)
(k)(6)	Participation Agreement dated as of September 28, 2010, between OFS Funding, LLC and OFS Capital, LLC(3)
(k)(7)	Loan Sale Agreement between OFS Capital, LLC, and OFS Capital WM, LLC, dated as of September 28, 2010(3)
(k)(8)	First Amendment to Loan Sale Agreement among OFS Capital WM, LLC and OFS Capital, LLC, dated February 23, 2011(4)
(k)(9)	Amended and Restated Consent Procedures Letter among OFS Capital, LLC, OFS Capital WM, LLC, Madison Capital Funding LLC, and MCF Capital Management LLC, dated February 23, 2011 (Loan and Security Agreement — Exhibit L)(4)
(k)(10)	Form of Indemnification Agreement between OFS Capital Corporation and each of its directors and executive officers(4)
(k)(11)	Form of Registration Rights Agreement between OFS Capital Corporation and Orchard First Source Asset Management, LLC(6)
(k)(12)	Second Amended and Restated Consent Procedures Letter among OFS Capital, LLC, OFS Capital WM, LLC, Madison Capital Funding LLC, and MCF Capital Management LLC, dated March 30, 2012(5)
(k)(13)	Amendment to Second Amended and Restated Consent Procedures Letter among OFS Capital, LLC, OFS Capital WM, LLC, Madison Capital Funding LLC, and MCF Capital Management LLC, dated September 28, 2012(7)
(k)(14)	First Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, Madison Capital Funding LLC, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated November 27, 2010(7)
(k)(15)	Second Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, Madison Capital Funding LLC, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated January 26, 2011(7)

(k)(16)	Third Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, Madison Capital Funding LLC, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated September 28, 2012(7)
(k)(17)	Fourth Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, Madison Capital Funding LLC, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated January 22, 2013(8)
(k)(18)	Fifth Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC, dated April 3, 2013(11)
(k)(19)	Sixth Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated November 22, 2013(10)

(k)(20)	Seventh Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated January 17, 2014(13)
(k)(21)	Eighth Amendment to Loan and Security Agreement among OFS Capital WM, LLC, MCF Capital Management LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, and Wells Fargo Delaware Trust Company, N.A., dated July 24, 2014(13)
(k)(22)	Loan Portfolio Purchase Agreement among OFS Capital WM, LLC and Madison Capital Funding LLC, dated May 28, 2015(18)
(k)(23)	Loan Administration Services Agreement among Madison Capital Funding, LLC, OFS Capital WM, LLC and OFS Capital Corporation, dated May 28, 2015(18)
(k)(24)	Business Loan Agreement between OFS Capital Corporation and Pacific Western Bank dated November 5, 2015(19)
(k)(25)	Promissory Note between OFS Capital Corporation and Pacific Western Bank dated November 5, 2015(19)
(k)(26)	Commercial Guaranty Agreement among OFS Capital Corporation, OFS Capital WM, LLC, and Pacific Western Bank dated November 5, 2015(19)
(l)	Opinion and Consent of Sutherland Asbill & Brennan LLP(17)
(m)	Not applicable
(n)(1)	Consent of RSM US LLP(2)
(n)(2)	Report of RSM US LLP(2)
(n)(3)	Consent of BDO USA, LLP(2)
(n)(4)	Report of BDO USA, LLP(2)
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)	Joint Code of Ethics of OFS Capital Corporation and OFS Advisor(12)
(s)(1)	Form of Prospectus Supplement For Common Stock Offerings(16)
(s)(2)	Form of Prospectus Supplement For Preferred Stock Offerings(16)
(s)(3)	Form of Prospectus Supplement For Debt Offerings(16)
(s)(4)	Form of Prospectus Supplement For Rights Offerings(16)
(s)(5)	Form of Prospectus Supplement For Warrant Offerings(16)

(1)	To be filed by amendment.
(2)	Filed herewith.
(3)	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 2 (File No. 333-166363) filed on October 5, 2010.
(4)	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 3 (File No. 333-166363) filed on March 17, 2011.
(5)	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 6 (File No. 333-166363) filed on May 3, 2012.
(6)	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 7 (File No. 333-166363) filed on July 24, 2012.
(7)	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 8 (File No. 333-166363) filed on October 19, 2012.
(8)	Filed previously as part of the Current Report on Form 8-K of the Company, filed on January 23, 2013.
(9)	Filed previously in connection with the Company’s annual report on Form 10-K filed on March 26, 2013.
(10)	Filed previously as part of the Current Report on Form 8-K of the Company, filed on November 26, 2013.
(11)	Filed previously in connection with the Company’s annual report on Form 10-K filed on March 17, 2014.

(12)	Filed previously in connection with the Company’s registration statement on Form N-2 (File No. 333-196704) filed on June 12, 2014.
(13)	Filed previously in connection with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (333-196704) filed on July 24, 2014.
(14)	Filed previously in connection with the Company’s quarterly report on Form 10-Q filed on November 7, 2014.
(15)	Filed previously in connection with the Company’s registration statement on Form N-2 (File No. 333-200376) filed on November 19, 2014.
(16)	Filed previously in connection with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-200376) filed on December 16, 2014.
(17)	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 2 (File No. 333-200376) filed on December 24, 2014.
(18)	Filed previously as part of the Current Report on Form 8-K of the Company, filed on June 2, 2015.
(19)	Filed previously in connection with the Company’s quarterly report on Form 10-Q filed on November 6, 2015.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$23,240
FINRA filing fee	30,500
NASDAQ Global Select Market listing fee	65,000
Printing and postage	120,000
Legal fees and expenses	250,000
Accounting fees and expenses	110,000
Total	$598,740

*	To be provided by amendment.
Note:	All listed amounts are estimates, except for the SEC registration fee and FINRA filing fee.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The following entities are wholly-owned subsidiaries of the Company:

•	OFS Capital WM, LLC, a Delaware limited liability company.
•	FQSR II, LLC, a Delaware limited liability company.
•	OFS SBIC I GP, LLC, a Delaware limited liability company.
•	OFS SBIC I, LP, a Delaware limited liability company.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant’s common stock at April 14, 2016.

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	2

ITEM 30. INDEMNIFICATION

The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.

As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its shareholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its shareholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The investment management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisor and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the investment management agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which OFS Advisor, and each managing director, director or executive officer of OFS Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the OFS Advisor and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-71366), and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606;
(2)	the transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;
(3)	the custodian, U.S. Bank National Association, One Federal Street, 3rd Floor, Boston, MA 02110; and
(4)	OFS Capital Management, LLC, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

The Registrant undertakes:

1.	to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds (if applicable) as stated in the prospectus.
2.	Not applicable.
3.	in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

4.

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;
ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
b.	to file, in connection with any offering of securities, a post-effective amendment to the registration statement under Rule 462(d) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock being sold.
c.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

d.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
e.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
f.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
i.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
ii.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
iii.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
g.	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1993 Act, in the event the shares of the Registrant are trading below its net asset value and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations and

5.

a.	that for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and
b.	that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Not applicable.
7.	to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to the Registrant’s net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on the 20th day of April, 2016.

OFS CAPITAL CORPORATION

By:	/s/ Bilal Rashid Name: Bilal Rashid Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Bilal Rashid and Jeffrey A. Cerny and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign this Registration Statement on Form N-2 and any and all amendments thereto, including post-effective amendments and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities set forth below on April 20, 2016. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title	Date
/s/ Bilal Rashid Bilal Rashid	Director and Chief Executive Officer (Principal Executive Officer)	April 20, 2016
/s/ Marc Abrams Marc Abrams	Director	April 20, 2016
/s/ Robert J. Cresci Robert J. Cresci	Director	April 20, 2016
/s/ Elaine E. Healy Elaine E. Healy	Director	April 20, 2016
/s/ Jeffrey A. Cerny Jeffrey A. Cerny	Director and Chief Financial Officer (Principal Financial Officer)	April 20, 2016
/s/ Jeffery S. Owen Jeffery S. Owen	Chief Accounting Officer (Principal Accounting Officer)	April 20, 2016